15


05007073

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Schwarz Pharma

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

FILE NO. 82- 4406 FISCAL YEAR 12-31-04

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/7/05

File No.: 82-4406

ANNUAL REPORT 2004



SCHWARZ
PHARMA






CONTENTS

The full consolidated financial statements are published on the Internet: www.schwarzpharma.com

The Faces of SCHWARZ PHARMA
This year, the employees of the SCHWARZ PHARMA Group give the Annual Report a personal touch: In a photo contest having as a theme "We are the profile of SCHWARZ PHARMA" every member of the staff was called upon to take pictures of her/his colleagues. For the Annual Report, we have made a selection of the faces behind the future success of SCHWARZ PHARMA. The photos speak for themselves.

FINANCIAL OVERVIEW SCHWARZ PHARMA GROUP

(US-GAAP, in € million)		2000	2001	2002	2003	**2004**
From the Income Statement						
Net sales		736.2	767.7	963.5	1,496.3	**946.6**
Gross margin		431.6	466.0	638.5	1,111.0	**619.4**
Selling, general and administrative expense		301.0	313.2	378.5	517.8	**344.9**
R & D expense		91.5	107.0	124.2	144.0	**197.7**
Operating result		(3.6)	16.6	74.9	260.5	**2.8**
Net income		**13.6**	**40.5**	**48.4**	**132.5**	**1.8**
From the Consolidated Balance Sheet						
Cash and cash equivalents		24.0	32.3	161.3	207.7	**184.4**
Other current assets		219.4	259.0	304.6	350.2	**337.7**
Property, plant and equipment		179.5	193.0	172.0	161.0	**151.3**
Goodwill and other intangible assets		320.3	348.7	295.2	214.0	**199.4**
Long-term investments and other assets		73.7	71.9	107.3	100.6	**121.7**
Short and long-term debt		128.2	174.9	146.3	76.9	**63.3**
Other current liabilities		153.9	145.5	296.4	271.0	**312.6**
Accruals and other long-term liabilities		36.2	41.3	67.4	108.7	**89.8**
Shareholders' equity		498.7	543.3	530.4	577.0	**528.8**
Total		**817.0**	**904.9**	**1,040.5**	**1,033.6**	994.5
From the Cash Flow Statement						
Cash flow from operating activities		103.2	71.2	190.4	174.2	**47.3**
Depreciation / amortization (incl. impairment)		72.8	62.4	61.5	80.4	**52.8**
Cash flow from investing activities		(41.4)	(95.6)	(11.1)	(12.8)	**(28.4)**
Investments		(64.0)	(97.1)	(30.2)	(35.6)	**(26.1)**
Cash flow from financing activities		(74.4)	31.8	(35.6)	(84.3)	**(32.6)**
Key Figures						
Earnings Before Interests, Taxes, Depriciation and Amortisation (EBITDA)*	in € million	66.8	80.0	140.8	343.8	**74.3**
Earnings Before Interests and Taxes (EBIT)*	in € million	(3.7)	18.9	82.3	289.0	**21.5**
Earnings per share (Basic)	in €	0.31	0.92	1.10	2.94	**0.04**
Dividend per share	in €	0.28	0.60	0.60	0.60	**0.20**
Cash flow per share ** (Basic)	in €	2.35	1.62	4.31	3.87	**1.04**
Equity ratio	in %	61.0	60.0	51.0	55.8	**53.2**
Employees (annual average)	heads	3,233	3,428	3,739	3,853	**3,813**

* adjusted for one-time effects

** Cash Flow from operating activities



Photo: Axel Boddenberg

SCHWARZ PHARMA MADE SIGNIFICANT PROGRESS IN 2004

2004 was particularly marked by advances in clinical development. One highlight certainly was submitting the applications for market approval with the U.S. and European regulatory authorities for Neupro® (rotigotine transdermal system). The first indication requested is for the treatment of the signs and symptoms of early-stage, idiopathic Parkinson's disease. Two additional projects in neurology and one in urology are currently undergoing the last phase (phase III) of clinical development. These advances in our clinical development activities are underscored by the impressive increase in the number of clinical trials, which rose from 38 to 51 in 2004. The number of patients participating in clinical trials has also nearly doubled in 2004 to 14,300. These efforts, which are also reflected in the increased expense for research and development, which rose by 37% to EUR 198 million, create the requirements for the successful development of SCHWARZ PHARMA as an innovative company that prevails on international pharmaceutical markets.

Summary of Fiscal Year 2004

Sales of the SCHWARZ PHARMA Group reached a level of €947 million in 2004. This is 37% less than in the previous year, which had been marked by the unique marketing success of generic omeprazole in the USA. The operating income was €2.8 million, while net income totaled €1.8 million. The considerable increases in expenditures for research and development were offset by the continued substantial sales contributions of generic omeprazole and by the solid business development in the respective pharmaceutical markets. Thus, the SCHWARZ PHARMA Group affiliates in Europe and particularly in Germany were able to defend and partly even expand their sales levels in spite of the state-mandated price discounts and the harsher competitive environment. The U.S. affiliate was not just exposed to competitive pressure associated with generic omeprazole but also faced generic competition for its cardiovascular drug Univasc® (moexipril). In September 2004, Teva Pharmaceuticals discontinued sales of its generic moexipril shortly before a court hearing. As a consequence, Univasc® is the only moexipril compound on the U.S. market. Furthermore, a U.S. court granted SCHWARZ PHARMA's claim against Teva for patent infringement in January 2005. This decision paves the way for claiming damages.



Adjusted for the omeprazole impact, the sales volume in U.S. dollars rose by almost seven percent in the USA.



The presented figures exceed our sales and net income expectations for 2004. We propose a dividend of €0.20 per share. This proposal is based on the favorable cash flow development in 2004.

Outlook 2005

In the 2005 fiscal year, the additional sales contributions of the new marketed U.S. products are not projected to compensate entirely for the decline in the omeprazole business in the USA and the negative impact of governmental interventions on pricing in Europe. Consequently, for the 2005 fiscal year, we expect a sales volume of about €850 million. Nevertheless, we again plan a break-even annual net income.

Innovative medications secure our future growth

In 1999 we began developing innovative drugs in the areas of neurology and urology. SCHWARZ PHARMA is engaged in the clinical development, approval processes and marketing of innovative drugs in the neurology and urology therapeutic areas. We find new projects for our clinical development in cooperation with partners at universities and in research companies as well as within the biotechnology and pharmaceutical industries.

To date, SCHWARZ PHARMA has made significant progress toward its goal of getting its clinical development projects ready for market launch. For this purpose we have significantly increased our expenditures for research and development, and have made investments in the preparations for the market launch of our future products. SCHWARZ PHARMA will achieve long-term growth with this strategy, both in terms of sales and earnings.

Development projects to reach market

The approval applications for the compound rotigotine investigated for early Parkinson's disease have been submitted. This makes a market launch in 2006 a distinct possibility. We also managed to successfully advance all other development projects in 2004.

Parkinson's disease

About 4 million people suffer from the symptoms of Parkinson's disease worldwide. This neurological disorder progresses continually and leads to a number of paralytic symptoms and motor disorders such as tremors, muscular rigidity, speech problems, dementia and incontinence. The global market currently has a volume of over two billion U.S. dollars and sales are growing by 6% annually due to demographic developments.


neupro-filing

Neupro® (rotigotine transdermal system) is designed to offer a new treatment option for patients suffering from early Parkinson's disease. As shown in our clinical trials, once daily application to the skin produces stable plasma concentrations over 24 hours.

It is the first project from the innovative development pipeline for which SCHWARZ PHARMA has filed submissions for market approval with the European and U.S. regulatory authorities. Overall, multinational clinical studies with more than 1,500 patients in the early stages of Parkinson's disease were conducted.

Rotigotine is also being studied in advanced Parkinson's disease as a combination therapy. A phase III clinical trial has been completed in the US and the European phase III trial started in the second quarter of 2004.

SCHWARZ PHARMA is also developing a nasal spray to provide a further dosage form of rotigotine. Phase I trials are being conducted with this dosage form. The results should be available in the second quarter of 2005.

Clinical Development

	Phase I	Phase II	Phase III	Filed
Neupro® (Rotigotine transdermal system) Parkinson's Disease (PD)				
Fesoterodine OAB/Incontinence				
Lacosamide Neuropathic Pain				
Lacosamide Epilepsy				
Rotigotine CDS Restless Legs Syndrome				
Rotigotine Nasal Spray Acute symptoms of PD				

Restless Legs Syndrome (RLS)

Many people are not yet sufficiently aware of RLS or "Restless Legs Syndrome," which is a frequent neurological disorder. It is characterized by an unpleasant urge to move the legs that occurs primarily in the evening and at night and stands in the way of restful sleep. RLS is a chronic disease that occurs with the same frequency as migraines and diabetes. Up to 10% of the population, for the most part women, suffers from this illness. The global market currently has a volume of over 500 million U.S. dollars and the expected growth exceeds 25% per annum.

We successfully completed phase II investigating rotigotine for the treatment of patients with RLS with a comprehensive dosage trial in July 2004. The last development phase, clinical phase III, will begin in the spring of 2005.



Epilepsy

Epilepsy is the name for a whole group of serious disorders caused by inheritance factors, traumatic events or organ damage. An abnormal increase in the activity of the central nervous system leads to so-called epileptic seizures, which are manifested as disruptions of sensory or motor functions, the subjective condition or the objective behavior of patients. 0.5 to 1.0% of the population is suffering from epilepsy. Anti-convulsants serve as prophylactics for epileptic seizures and are most often used as long-term therapy. The global market for anti-epileptic drugs has a volume of over nine billion U.S. dollars and an annual growth rate of five percent.

We concluded the phase IIb trial program with lacosamide for the treatment of epilepsy in the third quarter of 2004. The phase III study program started in May 2004, and the results should be available in the second quarter of 2006. In addition to the oral therapy, we are also developing an intravenous dosage form.

Diabetic neuropathic pain

Neuropathic pain is caused by a function disorder of the central nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Approximately eleven million diabetics suffer from the consequences of this chronic pain associated with their disease. For a long time there was no approved therapy to relieve these pain symptoms. Hence, doctors and patients predominantly used anti-epileptic drugs as analgesic therapy. The market volume for this indication is estimated at approx. three billion U.S. dollars. Experts are projecting an annual market growth of more than twelve percent.



Results for phase II trials with lacosamide in chronic pain caused by diabetic neuropathy were reported in 2003. The phase III trial program started in the 4th quarter of 2003 and was continued in 2004. Since the program is making faster than expected progress, the results will be available as early as the third quarter of 2005.


SCHWARZ

Photo: Lucy Tong

Chronic pain conditions

In February 2004, SCHWARZ PHARMA acquired an innovative compound for the treatment of chronic pain conditions from AmorePacific Corp., South Korea. The vanilloid receptor antagonist is currently in pre-clinical development and has the potential to enter the clinical development phase by the end of 2005. This innovative new compound will be investigated in the treatment of pain and possibly other indications.

Overactive bladder/urinary incontinence

Overactive bladder/urinary incontinence is the inability to intentionally hold urine in the bladder. Anti-muscarinic agents are used to reduce contractions of the bladder. Approximately 10% of the population over the age of 40, for the most part women, suffers from this disease. Patients are often subjected to social isolation due to the constant need to go to the bathroom or even wetting accidents. The market volume is approximately two billion U.S. dollars. An annual growth of twelve percent is also expected due to aging demographics.

SCHWARZ PHARMA is developing an anti-muscarinic agent, fesoterodine. Phase III clinical trials have been completed with fesoterodine, the trial results will be available in the second quarter of 2005.

Investing in future growth

Our development projects promise significant growth opportunities. The key to our success will be extensive communication with scientists, practicing physicians and patients. This is not an easy task for SCHWARZ PHARMA, but we are well prepared. SCHWARZ PHARMA is represented at scientific conventions to inform about the results of its clinical trials and to discuss them with experts. In addition, SCHWARZ PHARMA strives to publish the results of pre-clinical and clinical trials in scientific publications and takes part in the scientific discourse on medical and therapeutic innovations in neurology and urology.

Naturally, we place great emphasis on training our employees around the world. SCHWARZ PHARMA is also cooperating with patient organizations. This communication mainly focuses on the exchange of experiences and helps us understand the special needs of patients. It is our goal to inform all interested groups, especially doctors and patients, completely and comprehensively about our marketed drug products. SCHWARZ PHARMA is dedicated to providing treatment options to help patients and their doctors to find therapies which work for them.

Success on the largest pharmaceutical market of the world, the USA, is crucial for our overall success. SCHWARZ PHARMA therefore has established additional short-term growth opportunities in the United States along with its development projects: The U.S. company has improved well-established drugs with special formulations or dosage forms. Of the planned products in the area of general medicine, gastroenterology and neurology, three drugs have already been introduced to the U.S. market following FDA approval. Further introductions into the market, particularly the launch of Niravam® (alprazolam) for the treatment of anxiety disorders and panic attacks, are planned for the current fiscal year. Consequently, we are expanding our sales force and preparing the U.S. affiliate for marketing the future drugs from in-house development. By the same token, we are using this opportunity to introduce SCHWARZ PHARMA as a competent partner for doctors and patients in the field of neurology.

The future belongs to innovative drugs from our own clinical development and their successful marketing on the international pharmaceutical stage. To this end, we will continue our investments in research and development and in our marketing infrastructure, and we will also continue to pursue our efforts to establish the U.S. as our "second home market." All this is preparing SCHWARZ PHARMA for the future, a goal that unifies everyone employed at SCHWARZ PHARMA. We are proud of our employees who work with such commitment for our company worldwide and thank them for their dedication. Our continued thanks also go to our customers, business partners and shareholders for their trust and support.

Patrick Schwarz-Schütte
Detlef Thielgen
Dr. Klaus Veitinger
Jürgen Baumann
Prof. Dr. Iris Löw-Friedrich

Monheim, March 2005



FINANCIAL YEAR 2004

In 2004 the SCHWARZ PHARMA Group achieved sales of €946.6 million, 36.7% less than in the previous year. In spite of a further significant increase in research and development expense to €197.7 million, SCHWARZ PHARMA posted operating income of €2.8 million. Net income totaled €1.8 million. Corresponding earnings per share were €0.04. SCHWARZ PHARMA proposes a dividend of €0.20 per share for 2004 fiscal year.

The development projects of the SCHWARZ PHARMA Group made significant progress in 2004. The highlight was the submission of applications for marketing approval for Neupro® (rotigotine transdermal system) to the U.S. and European regulatory authorities. Three projects, one for the treatment of overactive bladder, another to treat diabetic neuropathic pain and the third for epilepsy, are now in the final clinical development stage, phase III. Furthermore, a project for the treatment of the Restless Legs Syndrome is scheduled to enter phase III in spring 2005.

Sales Development 2004

The SCHWARZ PHARMA Group achieved a sales volume of €946.6 million in the fiscal year 2004. This is 36.7% less than in 2003. The reason for this decline was the expected substantial decrease in sales of generic omeprazole in the U.S. due to the entry of multiple generic competitors. After adjustments for currency effects, sales decreased by 33.8% to €990.6 million. Excluding omeprazole, the established business improved slightly compared to the previous year.

Breakdown of sales by region

USA	43 %
Europe	32 %
Germany	22 %
Asia	3 %

USA

The U.S. business posted sales of €402.9 in 2004 after €963.7 million (–58.2%) in 2003. Denominated in U.S. dollars, the sales volume was $500.3 million, down from $1,086.6 million (–54.0%) in the previous year. This development is primarily attributable to the expected substantial decrease in sales of generic omeprazole by the U.S. affiliate KUDCo, which fell by 70.8% to €229.1 million ($284.6 million). The reported sales also include €32.2 million ($40.0 million) from the reversal of provisions in the second quarter of 2004 in connection with the changes in the omeprazole market in the U.S.

The established U.S. business was driven by different factors. On the positive side, sales of the cardiovascular drug Verelan® PM (verapamil HCl) increased by 45% in U.S. dollars to $63 million. Thanks to this significant growth, Verelan® PM has become the company's largest branded product in the U.S. On the negative side, sales of the cardiovascular drug Univasc® (moexipril) significantly declined due to generic competition from Teva Pharmaceuticals. However, Teva discontinued its generic moexipril shortly before a court hearing in September 2004 which leaves Univasc® as the only moexipril compound on the U.S. market. In January 2005, a U.S. court granted SCHWARZ PHARMA's claim against Teva for patent infringement. This decision paves the way to claim damages.

The development and launch of new products for the U.S. market is advancing as scheduled. These products convert well-established compounds into new, special dosage forms, and offer patients an additional benefit. In 2004, three of these products were launched; the gastrointestinal drugs Trilyte® (polyethylene glycol) and GlycoLax® (polyethylene glycol) as well as Parcopa® (carbidopa-levodopa, orally disintegrating tablets) for the treatment of Parkinson's disease. With Parcopa®, SCHWARZ PHARMA was able to enter the strategically important neurology sector. In January 2005, Niravam® (alprazolam, orally disintegrating tablets) for the treatment of anxiety disorders and panic attacks, received approval for the U.S. market. Niravam® is expected to be launched in the second quarter of 2005. All in all, SCHWARZ PHARMA's U.S. activities excluding omeprazole achieved growth of 7% in U.S. dollars.

Sales breakdown by indications

Cardiovascular	41 %
Gastro-Intestinal	37 %
Urology	4 %
Central Nervous System	5 %
Others	13 %

Europe

The situation of the European markets continues to be impacted by drastic governmental interventions on pricing in a number of countries. Despite this, European sales grew slightly by 1.5% to €512.8 million in 2004. SCHWARZ PHARMA expanded its European presence with sales organizations in Switzerland and Austria and terminated the Hoyer-Madaus joint venture at the end of the year. Thus, from the beginning of 2005, SCHWARZ PHARMA has again become independently responsible for marketing urology products in Germany.

In 2004, the German market was influenced by the state mandated rebate of 16% for innovative products. In spite of this drastic intervention as well as further price reductions through fixed price regulations, German sales achieved growth of 3.6% to €211.0 million. This increase was mainly driven by SCHWARZ PHARMA's innovative drugs. In this regard, the erosion of patent protection by the government through fixed prices for patent protected drugs is cause for concern.

Sales development in Europe	Sales 2004	Change	Adjusted for product divestitures, currency effects
France	€59.0 million	+ 5.0 %	
Italy	€59.4 million	+ 6.2 %	
Spain	€33.1 million	– 20.5 %	– 16.9 %
Great Britain	€32.0 million	+ 6.1 %	+ 4.2 %
Poland	€25.5 million	– 8.3 %	– 5.8 %
Eastern Europe	€23.9 million	+ 8.0 %	
License business	€52.6 million	+ 6.7 %	+ 6.9 %
Production business with third parties	€16.3 million	– 4.0 %	– 3.7 %

The remaining European business showed a mixed picture with governmental price interventions as the key negative factor. Despite difficult market environments in a number of countries, sales increased in France, Italy, Great Britain, Eastern Europe and in the license business. On the other hand, sales decreased in Spain due to divestitures of products and significant governmental interventions, in Poland due to generic competition, and in the production business with third parties as a result of expiring delivery agreements.

Asia

The Asian affiliates of SCHWARZ PHARMA increased their sales contribution by 13.5% to €31.0 million. After adjusting for currency effects, sales grew by 23.7% to €33.8 million.

Earnings development 2004

In 2004, SCHWARZ PHARMA achieved a gross profit of €619.4 million, 44.3% less than in 2003. The reasons for this decline were primarily the decrease in the omeprazole business due to the entry of multiple generic competitors, as well as the generic competition to Univasc in the USA. In addition, governmental intervention in Europe, such as the state-mandated rebate of 16% in Germany, had a negative impact on gross profit.

Selling, general and administrative expense declined by 33.4% to €344.9 million. The main reasons were lower licensing fees and profit share payments associated with generic omeprazole in the U.S., and cost reductions from restructuring measures in Germany.


SCHWARZ
PHARMA
Photo: Brigitte Dehlin

Research and development expense increased significantly by 37.2% to €197.7 million as a result of the rapid progression of the development projects. Also included are the up-front payments to AmorePacific Corp., Korea, for the compound SPM 955, which was acquired in February 2004 for the treatment of pain conditions, and the payments to Lipocine Inc., USA, for the marketing rights for an innovative formulation technology, purchased in May 2004. For further details on our development projects, please refer to page 12 of this report.

Amortization of intangible assets decreased by 3.9% to €30.1 million.

Other operating expense totaled €43.9 million in 2004, down from €131.7 million in the previous year. The main reason for this decline was significantly lower profit share payments associated with generic omeprazole. Also included is the expense for the settlement of the legal disputes between the U.S. affiliate KUDCo and Mylan Pharmaceuticals Inc. and Esteve Quimica S.A. in June 2004.

Investments (in € million)

	2003	**2004**
Intangible assets	7,1	**7,1**
Property, plant and equipment	28,5	**19,0**
Investments in marketable securities	0,0	**8,7**
Total	35,6	**34,8**

Thus, operating income declined from €260.5 million to €2.8 million in 2004.

SCHWARZ PHARMA was able to achieve an almost break-even financial result (€–1.4 million compared to €–4.7 million in the previous year) due to the decreased use of debt. Other income rose by 21.5% to €17.9 million due to the disposal of licensing rights.

Income before taxes declined to €19.3 million, down from €270.5 million in the previous year. Taxes on income decreased to €17.3 million, compared to €137.7 million in 2003. The reason for the significantly higher tax rate of 89.9% is attributable to the fact that profits were achieved in countries with high tax rates, and losses were incurred in countries with relatively low tax rates. At the same time, non-deductible selling expense has a correspondingly stronger negative effect if only marginal profits are attained, especially in some European countries.



Consequently, net income was €1.8 million, compared to €132.5 million in the previous year. Corresponding earnings per share were €0.04.

In the course of the 2004 fiscal year there was an average of 45.5 million shares outstanding. As of December 31, 2004, there were 45.9 million outstanding shares. The increase of the number of shares by 1.1% is due to the exercise of options and the issue of employee shares. Taking granted stock options into account, the diluted average number of shares was 47.3 million.

Financial Situation 2004

In the 2004 fiscal year cash flow from operating activities was €47.3 million, down from €174.2 million in the previous year. This decline was mainly attributable to lower sales of generic omeprazole.

The cash flow used in investing activities was €28.4 million, compared to €12.8 million in the previous year. SCHWARZ PHARMA had capital expenditures of €19.0 million for tangible assets, such as the expansion of the production sites in Zwickau, Germany, and in Shannon, Ireland. Investments in intangible assets and financial investments in the amount of €15.8 million primarily related to the acquisition of rights to a new formulation technology from Lipocine Inc. and the repurchase of the distribution rights for the Swiss market. This cash outflow was offset by an inflow from the disposal of marketable securities as well as license rights in the amount of €6.4 million.

In fiscal year 2004, cash flow used for financing activities totaled €32.6 million, which is 61.4% less than in 2003. The largest item was the dividend payment of €27.2 million on May 27, 2004. Long-term debt decreased by 25.1% to €47.3 million. This decrease is partly attributable to repayments and partly to the reclassification of a loan, due in the next 12 months, to short-term debt (short-term debt increased by 16.5% to €16.0 million). As of December 31, 2004, cash and cash equivalents decreased by 11.2% to €184.4 million compared to December 31, 2003. Overall, the net cash position was €121.1 million as of the end of December 2004.

Shareholder's equity decreased by 8.4% to €528.8 million as a result of the dividend payment and foreign currency translation differences. At 53.2%, the equity ratio decreased slightly compared to the December 31, 2003 level of 55.8%. Total equity and liabilities decreased by 3.8% to €994.5 million as of December 31, 2004.

Employees

The number of employees of the SCHWARZ PHARMA Group worldwide was 3,921 as of December 31, 2004. This is 3.3% more than in the previous year. While the health care reform led to job cuts in Germany at the end of the 2003 fiscal year, primarily in the fields of sales and administration, new employees were hired for research & development, especially in the U.S.

by sector	2003	**2004**
Marketing & Sales	47 %	**47 %**
Production	25 %	**24 %**
Service	15 %	**15 %**
Research & Development	13 %	**14 %**

by regions	2003	**2004**
Germany	42 %	**42 %**
Europe	29 %	**27 %**
USA	21 %	**23 %**
Asia	8 %	**8 %**

INDEPENDENT AUDITOR'S REPORT

The following auditor's report was issued on the complete consolidated financial statements of SCHWARZ PHARMA AG – established in EURO – which will be published in the Bundesanzeiger and deposited with the Handelsregister (Commercial Register) of the Amtsgericht (Local Court) of Duesseldorf. These statements are available on the Internet: www.schwarzpharma.com (German version prevails).

Independent auditor's report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement, the statements of changes in shareholders' equity and cash flows, the segment reporting as well as the notes to the financial statements, prepared by SCHWARZ PHARMA AG for the fiscal year from January 1 through December 31, 2004. The preparation and the content of the consolidated financial statements are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the fiscal year pursuant to U.S. GAAP.

Our audit, which also extends to the group management report prepared by the executive board for the fiscal year from January 1 through December 2004 has not led to any reservations. In our opinion, on the whole the Management's Discussion and Analysis together with the other disclosures in the consolidated financial statements provide a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Management's Discussion and Analysis for the fiscal year from January 1 to December 31, 2004 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the Management's Discussion and Analysis in accordance with German law. We conducted our audit of the required consistency of the group accounting and the Seventh EU Directive for the exemption from the requirement for consolidated accounting pursuant German commercial law on the basis of the interpretation of the Directive by the European Commission's Contact Committee on Accounting Directives.

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft

Düsseldorf, February 4, 2005

Beyer
Wirtschaftsprüfer

Lewe
Wirtschaftsprüfer

CONSOLIDATED BALANCE SHEETS

SCHWARZ PHARMA AG and Subsidiaries
U.S. GAAP, December 31

(€ in thousands)	Notes	2003	**2004**
Assets			
Current assets			
Cash and cash equivalents	2	207,714	**184,424**
Marketable securities		4,870	**0**
Accounts receivable, less allowances (2003: 3,076; 2004: 2,047)	2	162,321	**220,479**
Inventories	18	115,830	**83,599**
Prepaid expenses and other current assets		7,217	**8,673**
Deferred income taxes	17	59,986	**24,940**
Total current assets		**557,938**	**522,115**
Property, plant and equipment			
Land and buildings		125,465	**127,158**
Machinery and equipment		180,136	**181,221**
Construction in progress		3,762	**3,277**
Less accumulated depreciation		148,322	**160,376**
Total property, plant and equipment	19	**161,041**	**151,280**
Goodwill and other intangible assets net of accumulated amortization (2003: 279,770; 2004: 283,188)	19	**213,990**	**199,361**
Long-term investments and other assets	19, 20	**39,675**	**28,697**
Deferred income tax – non current	17	**60,957**	**93,007**
Total assets		**1,033,601**	**994,460**

Liabilities and Shareholders' Equity			
Current liabilities			
Short-term debt		7,046	**93**
Current portion of long-term debt	21	6,656	**15,871**
Accounts payable		53,730	**59,945**
Accrued liabilities and other current liabilities	2	181,725	**167,906**
Income and other tax liabilities		35,518	**84,711**
– thereof current liabilities		(35,518)	**(30,354)**
– thereof deferred liabilities	17	(0)	**(54,357)**
Total current liabilities		**284,675**	**328,526**
Long-term debt	21	**63,168**	**47,344**
Pensions	2, 12	**22,123**	**23,961**
Other accrued and non-current liabilities	2	**85,906**	**65,017**
Minority interests		**703**	**815**
Shareholders' equity			
Common stock (authorized 86,820,000 shares; issued 45,833,280 in 2003 and 46,334,891 in 2004)		59,583	**60,235**
Additional paid-in-capital		152,011	**159,215**
Retained earnings		404,784	**379,417**
Treasury stock; at cost (481,580 shares in 2003 and 471,860 in 2004)		(7,846)	**(7,688)**
Accumulated other comprehensive income [1]		(31,506)	**(62,382)**
Total shareholders' equity	23	**577,026**	**528,797**
Total liabilities and shareholders' equity		**1,033,601**	**994,460**

[1] "Other Comprehensive Income" pursuant to FAS 130 "Reporting Comprehensive Income".

CONSOLIDATED STATEMENT OF INCOME

SCHWARZ PHARMA AG and Subsidiaries
USGAAP; for the fiscal year from January 1 to December 31

(€ in thousands, except per share amounts)	Notes	2002	2003	2004
Net sales		963,534	1,496,279	**946,647**
Cost of goods sold		325,065	385,323	**327,296**
Gross profit		**638,469**	**1,110,956**	**619,351**
Selling expense		293,175	388,507	**258,110**
General and administrative expense		85,334	129,328	**86,792**
Research and development expense		124,236	144,025	**197,667**
Amortization of intangible assets		34,236	31,269	**30,053**
Impairment loss (pursuant to SFAS 144)	6	3,062	25,589	**0**
Other operating income (expense) – net		(23,490)	(131,737)	**(43,949)**
Operating income		**74,936**	**260,501**	**2,780**
Interest and similar income		2,499	5,083	**5,439**
Interest expense		11,637	9,769	**6,818**
Other income (expense) – net	15	14,605	14,719	**17,890**
Income before income taxes and minority interest		**80,403**	**270,534**	**19,291**
Income tax	17	32,032	137,704	**17,335**
Minority interest		(22)	312	**112**
Net income		**48,393**	**132,518**	**1,844**
Earnings per share (basic) in €	5	**1.10**	**2.94**	**0.04**
Earnings per share (diluted) in €	5	**1.03**	**2.82**	**0.04**

CONSOLIDATED STATEMENT OF CASH FLOWS

SCHWARZ PHARMA AG and Subsidiaries
USGAAP; for the business year from 1 January to December 31

(€ in thousands)	2002	2003	**2004**
Cash Flow from Operating Activities			
Net income	48,393	132,518	**1,844**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	58,473	54,774	**52,783**
Impairment loss	3,062	25,589	**0**
Loss (Gain) on sale of tangible and intangible assets	(8,284)	(4,119)	**2,321**
Loss (Gain) on sale of long-term investments	(2,053)	0	**(2,637)**
Undistributed earnings of affiliates	(1,239)	4,941	**2,982**
Deferred income taxes	(15,284)	(66,851)	**60,856**
Net changes in assets and liabilities:			
Accounts receivable	(40,499)	(8,022)	**(64,108)**
Inventories	(13,475)	(31,594)	**30,849**
Other assets	(25,919)	10,396	**(15,728)**
Accounts payable	485	2,641	**6,950**
Accrued domestic and foreign taxes	37,596	(8,073)	**(4,137)**
Pensions	939	(933)	**945**
Other accrued liabilities	148,200	62,977	**(25,628)**
Net Cash Provided by Operating Activities	**190,395**	**174,244**	**47,292**
Cash Flow from Investing Activities			
Capital expenditures	(21,938)	(28,497)	**(19,032)**
Acquisition of businesses and intangible assets, net of cash acquired	(8,205)	(7,076)	**(7,070)**
Proceeds of sales of property, plant and equipment and intangible assets	12,736	22,742	**1,376**
Purchase of investments and marketable securities	(40)	0	**(8,665)**
Proceeds from sales/maturities of marketable securities	6,342	0	**5,011**
Net Cash Provided by (Used in) Investing Activities	**(11,105)**	**(12,831)**	**(28,380)**
Cash Flow from Financing Activities			
Net change in short-term borrowings	(5,430)	(43,813)	**(6,953)**
Proceeds from long-term debt	58,518	1,089	**329**
Repayments of long-term debt	(74,928)	(23,715)	**(6,743)**
Issuance (purchase) of treasury stock	9,780	186	**158**
Increase of capital stock/ additional paid-in capital	2,886	8,778	**7,856**
Dividends paid	(26,392)	(26,835)	**(27,211)**
Net Cash Provided by (Used in) Financing	**(35,566)**	**(84,310)**	**(32,564)**
Effects of exchange rate changes on cash and cash equivalents	(14,682)	(30,713)	**(9,638)**
Change in cash and cash equivalents	**129,042**	**46,390**	**(23,290)**
Cash and cash equivalents at beginning of period	32,282	161,324	**207,714**
Cash and cash equivalents at end of period	**161,324**	**207,714**	**184,424**

DISCUSSION OF SEGMENT REPORTING

The SCHWARZ PHARMA Group has adopted FAS Statement No. 131, "Discussions about Segments of an Enterprise and Related Information". Pursuant to FAS 131 the segment reporting is to be performed on the basis of the internal controlling and reporting structure ("Management Approach").

Management responsibilities were already reorganized within the SCHWARZ PHARMA Group during the 2002 reporting year. Since then the internal controlling and reporting structure of the Group is based on the main sales regions and on the function "research and development". Consequently, the segments are as follows:

Europe

The activities of this segment include the production and marketing of pharmaceutical products of all indications as well as local research and development activities in Europe.

USA/Asia

This segment also focuses on the production and marketing of SCHWARZ PHARMA products on the North American and Asian market. In addition, some companies are involved in research and development activities for their local markets.

SCHWARZ BIOSCIENCES

SCHWARZ PHARMA has combined the development expertise, project management and the controlling of approval processes of its multinational-orientated research and developing activities under one roof organization. This includes the global "search" activities as well as pharmaceutical and clinical drug development. SCHWARZ BIOSCIENCES has facilities in Monheim, Germany, in the Research Triangle Park, North Carolina, USA, as well as in Shannon, Ireland.

Holding

The "Holding" segment bundles all centralized administrative activities that pertain to multiple sites, as well as financial and other holding activities.

The Executive Board, as the principal decision-making body, uses this differentiated presentation of Company activities, in evaluating the business operations of the SCHWARZ PHARMA Group. In 2002, all necessary comparative figures have been restated to reflect this change in the internal management and reporting structure accordingly.

Furthermore, FAS 131 requires information be reported by regions and products, and specifies geographic segmentation into domestic and foreign categories.

The accounting methods used in the internal reporting by operating segment and geographic area comply with the accounting and measurement methods described in Footnote (2) of the Notes to the consolidated financial statements.

Based on the aforementioned information, the segment reports are as follows:

Segment Reporting by Operating Segment

Years Ended December 31 (€ in thousands)	2002	2003	2004
Net Sales:			
Europe	580,844	545,443	**560,362**
USA/Asia	429,302	991,049	**433,889**
SCHWARZ BIOSCIENCES	0	0	**0**
Holding	56,358	52,404	**52,290**
Inter-segment elimination	(102,970)	(92,617)	**(99,894)**
	963,534	**1,496,279**	**946,647**
Operating income (loss) before allocation of corporate expenses:			
Europe	70,748	41,431	**72,346**
USA/Asia	80,899	323,851	**58,230**
SCHWARZ BIOSCIENCES	(57,673)	(86,852)	**(112,727)**
Holding	3,497	14,579	**11,965**
Inter-segment elimination	1,582	(494)	**(1,144)**
	99,053	**292,515**	**28,670**
Unallocated corporate expenses (a)	(24,117)	(32,014)	**(25,890)**
Operating income (loss)	**74,936**	**260,501**	**2,780**
Interest income (loss)			
Europe	(1,296)	(1,435)	**(5,898)**
USA/Asia	(2,068)	1,662	**5,960**
SCHWARZ BIOSCIENCES	(336)	(526)	**(1,297)**
Holding	(5,423)	(4,414)	**(148)**
Inter-area interest income (loss)	(15)	27	**4**
Interest income (loss)	**(9,138)**	**(4,686)**	**(1,379)**
Income tax expense			
Europe	9,036	(1,759)	**1,707**
USA/Asia	32,832	143,689	**22,754**
SCHWARZ BIOSCIENCES	1,546	1,975	**(758)**
Holding	(11,404)	(6,257)	**(6,254)**
Tax expense on consolidation measures	22	56	**(114)**
Total income tax expense	**32,032**	**137,704**	**17,335**
Identifiable Assets:			
Europe	399,939	375,433	**376,320**
USA/Asia	368,073	344,774	**336,768**
SCHWARZ BIOSCIENCES	35,283	52,042	**71,068**
Holding	236,992	223,596	**212,235**
Inter-segment assets' elimination	(188,851)	(200,598)	**(222,382)**
	851,436	**795,247**	**774,009**
Corporate Assets (b)	189,015	238,354	**220,451**
	1,040,451	**1,033,601**	**994,460**

Segment Reporting by Operating Segment

Years Ended December 31 (€ in thousands)	2002	2003	2004
Long-lived Assets:			
Europe	210,335	182,613	**176,735**
USA/Asia	223,767	141,268	**118,857**
SCHWARZ BIOSCIENCES	11,558	8,111	**7,406**
Holding	68,596	59,304	**42,300**
	514,256	**391,296**	**345,298**
Corporate Assets (b)	10,349	10,071	**9,690**
	524,605	**401,367**	**354,988**
Goodwill:			
Europe	35,710	35,710	**35,710**
USA/Asia	8,220	6,789	**6,292**
	43,930	**42,499**	**42,002**
Additions to Tangible and Intangible Assets (c):			
Europe	15,437	8,344	**15,227**
USA/Asia	11,400	17,578	**4,676**
SCHWARZ BIOSCIENCES	2,763	2,601	**2,911**
Holding	3,445	7,503	**2,828**
	33,045	**36,026**	**25,642**
Depreciation/ Amortization (d):			
Europe	25,878	23,587	**23,239**
USA/Asia	22,117	44,111	**17,459**
SCHWARZ BIOSCIENCES	2,291	2,496	**2,557**
Holding	10,188	10,168	**9,528**
	60,474	**80,362**	**52,783**

Segment Reporting by Geographic Area

Years Ended December 31 (€in thousands)	2002	2003	**2004**
Net Sales, excluding inter-area sales:			
Germany	304,747	282,537	**296,370**
Europe (excluding Germany)	229,485	222,693	**216,388**
USA	404,512	963,700	**402,856**
Asia	24,790	27,349	**31,033**
	963,534	**1,496,279**	**946,647**
Long-lived Assets:			
Germany	135,480	115,506	**105,587**
Europe (excluding Germany)	151,797	132,431	**119,172**
USA	223,815	140,530	**118,522**
Asia	3,164	2,829	**2,017**
	514,256	**391,296**	**345,298**
Corporate Assets (b)	10,349	10,071	**9,690**
	524,605	**401,367**	**354,988**

The above overview segments the net sales and long-term assets of the Group by geographic areas. Pursuant to FAS 131.38, all values were determined using the same method as the published consolidated data. The totals of the segment data therefore equal the consolidated values.

(a) Unallocated corporate expenses primarily relate to the Executive and the Supervisory Boards, general counsel as well as expenses of the legal, business development, international marketing and finance departments.

(b) Corporate assets comprise cash and cash equivalents, short- to long-term marketable securities, fixed assets of the headquarters facilities and tangible assets held for sale.

(c) Additions to tangible and intangible assets do not include assets from changes in the scope of consolidation or currency translation effects.

(d) Depreciation and amortization include – similar to the additions to tangible and intangible assets – depreciation and amortization of tangible and intangible assets.

Sales between geographic areas are valued at cost plus a reasonable profit mark-up. During 2004, 2003 and 2002 no single customer accounted for more than 10% of consolidated net revenue.

Within their respective operating segments, net sales and operating income are broken down as follows:

SALES DEVELOPMENT IN EUROPE

After a sales increase by 4.1% in 2002, total sales in Europe declined by 6.1% in 2003. Despite the situation in the European markets which continued to be impacted by drastic governmental interventions on pricing in a number of countries, sales of €560.4 million (+2.8%) in the reporting year remained at the previous year's level.

Segment: Europe

€ million	2002	2003	**2004**
Net sales	580.8	545.4	**560.4**
Operating income	70.7	41.4	**72.3**

Germany

Even though the development of the German sales company continued to be impacted by the health care reform, sales in the reporting year increased by 3.6% to €211.0 million, after a decline by 8.5% in 2003. The state-mandated 16% price cut on about 60% of our German product portfolio had a particularly negative impact. The new fixed-price regulations, which provide lower fixed prices for SCHWARZ PHARMA products, are also reflected here. However, in spite of these negative effects of the German health care reform, a positive picture emerges.

The concentration within the product portfolio on innovative, patent protected products continues to be the right strategy in Germany. The fact that, despite the difficult market environment, sales of SCHWARZ PHARMA's actively promoted and patented protected drugs for the most part actually grew at double digit rates, shows the company's marketing strength.

In 2004, the best-selling drug in Germany was the gastrointestinal drug Rifun® (pantoprazol) which achieved annual sales of €39.0 million (+14.0%), followed by the anti-asthmatic agent Atmadisc® (salmeterol/fluticason) and the anti-hypertensive drug Provas® (valsartan) with sales of €36.3 million (+22.7%) and €32.1 million (+20.6%), respectively. Even though the consequences of the health care reform clearly impacted sales of the established products like the cardiovascular drug Prostavasin® (alprostadil) for the treatment of peripheral arterial occlusive disease, and Isoket® (isosorbid dinitrate) to treat coronary heart disease, these drugs continued to rank among the five best-selling products in Germany with sales of €23.7 million (+4.3%) and €15.1 million (–21.6%), respectively.

France

At €59.0 million (+5.0%), sales in France were above the previous year's level. The best-selling products were the migraine medication Seglor® (dehydroergotamine) with €14.3 million and the gastrointestinal agent Vogalene® (metopimazin) with €10.2 million. With 18.1% and 15.3%, respectively, both products showed significant growth rates. The third-strongest seller was the high blood pressure drug Kerlone® (betaxolol) with sales of €9.3 million (+6.4%).

Italy

In Italy SCHWARZ PHARMA accomplished a significant sales increase of 6.2% to €59.4 million in the reporting year. The best-selling product was, as in the previous year, Deponit® (glycerol trinitrate), a compound patch for the treatment of angina pectoris, with €14.8 million (+9.9%). While the innovative cardiovascular drug, Clivarina® (reviparin natrium), remained at second place in the list of best-selling products with €12.0 million (+14.5%). Lorans® (lorazepam), a compound for anxiety disorders, reached third place with €7.7 million (+4.9%) in sales.

Spain

Sales in Spain declined by 20.5% to €33.1 million. Adjusted for the divestment of production capacities in the third quarter of 2003, sales declined by 16.9%. The state-mandated price cuts (up to 50%) and intense competition from generic products had a negative impact on sales. The best-selling products were the anti-hypertensive compound Miten®/Miten Plus® (valsartan), followed by Cordiplast® (glycerol trinitrate), a compound patch for the treatment of angina pectoris, with sales of €7.9 million (+19.9%) and €4.9 million (+39.8%), respectively. Due to the government-mandated price reductions, sales of the best-selling product Norpramin® (omeprazole), a gastrointestinal drug, declined to €4.1 million (–60.1%), and hence fell from first to third place.

Great Britain

In Great Britain sales rose by 6.1% to €32.0 million. This corresponds to a sales increase of 4.2% when measured in local currency. The two products with the highest sales contribution were Tylex® (paracetamol, codeine), a pain killer, and Elantan® (isosorbid mononitrate), for the treatment of angina pectoris, which achieved sales of €11.1 million (-0.4%) and €7,4 million (+7.6%), respectively. The third-best selling product was Dioctyl® (docusate sodium), a gastrointestinal drug, which achieved sales of €4.9 million (+5.1%).

Poland

Sales in Poland were significantly lower than in the previous year with €25.5 million (–8.3%), but, measured in local currency, they only declined by 5.8%. Effox® (isosorbid mononitrate), an established cardiovascular drug, which posted sales of €8.7 million, remained the best-selling product, followed by Cardin® (simvastatin) for the treatment of coronary heart disease. As a result of the market entry of generic products, the competitive situation for Cardin® aggravated significantly and led to a sales decline of 30.5% to €6.6 million. SCHWARZ PHARMA's response to this changed market situation was a re-orientation of the marketing activities within its product portfolio.

Eastern Europe, production business and licensing business

The "Eastern Europe" area includes the Eastern European countries, where SCHWARZ PHARMA is represented with its own organizations (the CIS nations, The Czech Republic, Slovakia, and Bulgaria). At €23.9 million, the 2004 sales in this area were 8.0% above the previous year's level, primarily driven by the CIS nations. The best selling product was Isoket® (isosorbid dinitrate) for the treatment of coronary heart disease with €14.7 million.

Due to expiring delivery agreements the production business in Europe with third parties decreased as expected to €16.3 million after €16.9 million in the previous year.

The licensing business with other countries of the world ("Rest of the World"), which from the organizational point of view belongs to Europe, increased by 6.7% to €52.6 million. The best-selling product was Elantan"(isosorbid mononitrate) with €14.2 million.

Operating income Europe

After reaching €70.7 million and €41.4 million in the 2002 and 2003 fiscal years, respectively, the operating income in Europe increased by 30.9% to €72.3 million in the 2004 fiscal year. This recovery is mainly attributable to the restructuring measures taken in 2003. Thus, the pharmaceutical bulk production for Europe has been concentrated at the Zwickau site in Germany, and, as a consequence, the production plant in Spain was sold. At the same time, at its location in Shannon/Ireland, SCHWARZ PHARMA has expanded the activities for the production of fine chemicals in order to be able to produce the compounds from clinical development. The health care reform led to job cuts in

Germany at the end of 2003 financial year with the corresponding one-time restructuring expenses at the end of 2003. These restructuring measures positively influenced the 2004 operating income. However, state-mandated price cuts and intense competition from generic products had a negative impact on the operating income in 2004.

Segment: USA/Asia

€ million	2002	2003	**2004**
Net sales	429.3	991.0	**433.9**
Operating income	80.9	323.9	**58.2**

SALES DEVELOPMENT USA

In 2003, sales increased significantly by 138.2% to €963,7 million after sales of €404.5 million in 2002. The main reason for this increase was the market launch of the gastrointestinal drug omeprazole from the U.S. affiliate KUDCo by the end of 2002, which is a bio-equivalent generic version of the AstraZeneca drug that is sold in the USA under the brand name Prilosec®. During the reporting year, U.S. sales decreased significantly by 58.2% to €402.9 million – adjusted for currency effects, sales declined by 54.0% to €443.8 million. This decline is primarily attributable to the expected sales decrease of generic omeprazole as a result of the entry of further competitors in the omeprazole market since the second half of the 2003 fiscal year. In 2004, omeprazole achieved a total sales volume of €229.1 million (USD 284.6 million) for SCHWARZ PHARMA, after posting sales of €784.3 million (USD 884.3 million) in 2003. The 2004's omeprazole sales also include €32.2 million from the partial reversal of provisions in the second quarter of 2004 in connection with the changes in the overall omeprazole market in the USA.

The best-selling products in the U.S. after the generic omeprazole were the cardiovascular drugs like the calcium antagonist Verelan PM® (verapamil HCL) with €50.5 million (+32.0%) or USD 62.8 million (+45.4%) and the combination preparation Uniretic® (moexipril HCTZ) with sales of €18.8 million (+2.6%) or USD 23.4 million (+13.0%). Due to generic competition from Teva, sales of Univasc® (moexipril) declined by 85.2% to €2.7 million or USD 3.4 million (–83.7%). In September 2004, Teva Pharmaceuticals discontinued its generic moexipril.

The development and launch of new products for the U.S. market is advancing as scheduled. These products convert well-established compounds into new, special dosage forms, and offer patients an additional benefit. In the course of the year, the first three products were launched in the U.S. market. These were, for example, the gastro-intestinal drugs Trilyte® (polyethylene glycol) and Glycolax® (polyethylene glycol), which achieved sales of €6.6 million (USD 8.2 million) and €17.9 million (USD 22.3 million) in 2004, respectively.

SALES DEVELOPMENT ASIA

In Asia, SCHWARZ PHARMA posted sales increases of 40.4% and 10.3% in 2002 and 2003, respectively, to €27.3 million in the previous year. This positive development continued in 2004. Despite governmental price regulations, Asian sales increased by 13.5% to €31.0 million, adjusted for currency effects, they increased by 23.7%. The SCHWARZ PHARMA Group is present in the following Asian countries: China with Hong Kong and Macao, the Philippines, Korea, Taiwan, Indonesia, and Thailand.

Operating income USA/Asia

In 2003, due to the marketing of generic omeprazole over the full year period, the operating income of the USA/Asia segment once again showed a significant increase to €323.9 million compared to €80.9 million in 2002. In the reporting year, however, the decline in the omeprazole business led to a decrease in operating income of 82.0% to €58.2 million. In addition, the expense for the settlement of the legal disputes between the U.S. affiliate KUDCo and Mylan Pharmaceuticals Inc. and Esteve Quimica S.A. in June of the 2004 fiscal year also impacted earnings. The Asian companies again made a positive contribution to operating income.

Segment: SCHWARZ BIOSCIENCES

€ million	2002	2003	**2004**
Net sales	0	0	**0**
Operating result	(57.7)	(86.9)	**(112.7)**

The "SCHWARZ BIOSCIENCES" segment reflects the global research activities of SCHWARZ PHARMA. The development pipeline of SCHWARZ PHARMA currently includes a number of clinical projects in the fields of urology and neurology, which are in various clinical development stages.

NEUROLOGY

Rotigotine transdermal system – Parkinson's disease

Neupro® (rotigotine transdermal system) is the first project from the innovative development pipeline for which SCHWARZ PHARMA submitted marketing applications to the European and U.S. regulatory authorities in September 2004, and January 2005, respectively. Overall, multinational clinical studies with more than 1,500 patients in early stages of Parkinson's disease have been completed.

The results of a phase III study in the U.S. with rotigotine transdermal system as adjunctive therapy with patients in advanced stage Parkinon's disease was completed in October 2004. The European phase III trial started in the second quarter of 2004.

The development of rotigotine in Japan by SCHWARZ PHARMA's licensee, Otsuka Pharmaceuticals Co. Ltd., is progressing. Phase I studies in healthy Japanese volunteers have been concluded. Phase II studies in Japanese patients suffering from Parkinson's disease are scheduled to begin in 2005.

Neupro® (rotigotine transdermal system) is designed to offer a new treatment option for patients suffering from early Parkinson's disease. As shown in clinical trials, once daily application to the skin produces stable plasma concentrations over 24 hours.

About four million people suffer from the symptoms of Morbus Parkinson worldwide. The neurological disorder progresses continually and leads to a number of paralytic symptoms and motor disorders such as tremors, muscular rigidity, speech problems, dementia, and incontinence. Especially in view of the population's changing demographics, the treatment of Parkinson's disease takes on a special significance.

Rotigotine Transdermal System – Restless Legs Syndrome (RLS)

Phase II with a comprehensive dosage study in more than 350 patients was completed in July 2004. Phase III studies will begin in and outside the USA in spring 2005.

Many people are not yet sufficiently aware of RLS, the "Restless Legs Syndrome", which is a frequent neurological disorder. Currently there is hardly any therapy which relieves the pain. Up to 10% of the population, for the most part women, suffers from this illness. It is characterized by an unpleasant urge to move the legs that occurs primarily in the evening and at night and stands in the way of restful sleep. RLS is a chronic and slowly progressing disease that occurs with the same frequency as migraines and diabetes.

Rotigotine nasal spray – Acute intervention in Parkinson's disease

SCHWARZ PHARMA is developing a nasal spray to provide a further dosage form of rotigotine. Phase I studies with healthy study subjects are being conducted with this dosage form. The results should be available in the second quarter of 2005.

Lacosamide – Epilepsy

The phase IIb program with lacosamide for the treatment of epilepsy was concluded in the third quarter of 2004. Multinational phase III studies already started in May 2004, and the results should be available in the second quarter of 2006. In addition to the oral therapy, SCHWARZ PHARMA is also developing an intravenous dosage form, which is currently in phase III.

Epilepsy is the name for a whole group of serious disorders caused by inheritance factors, traumatic events or organ damage. An abnormal increase in the activity of the central nervous system leads to so-called epileptic seizures, which are manifested as disruptions of sensory or motor functions, subjective condition or the objective behavior of patients. A total of approximately 5 to 8% of the population suffers an epileptic seizure once in their life. Repeated seizures over time are called epilepsy, from which approximately 0.5 to 1.0% of the population is suffering. Anti-convulsants serve as prophylactics for epileptic seizures and are most often used as long-term therapy.

Lacosamide – Diabetic neuropathic pain

Results for phase II trials with lacosamide for the treatment of chronic pain caused by diabetic neuropathy were reported in 2003. A double blind, placebo-controlled phase III study program started in the fourth quarter of 2003. The first results should be available in the third quarter of 2005.

Neuropathic pain is caused by a function disorder of the central nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Approximately 11 million diabetics suffer from the consequences of this chronic pain associated with their disease. Currently there are only few drug options. Hence, doctors and patients predominantly used anti-epileptic drugs as analgesic therapy.

SPM 955 – Vanilloid receptor antagonist for the treatment of pain

In February 2004, SCHWARZ PHARMA acquired PAC20030 (SPM 955), which is an innovative compound for the treatment of chronic pain conditions, from AmorePacific Corp., Korea. SPM 955 is currently in pre-clinical development. SCHWARZ PHARMA holds the exclusive global development, production and marketing rights for all indications with the exception of dermatology, excluding rights for Korea and India.

UROLOGY

Fesoterodine – overactive bladder/ urinary incontinence

With the promising results of the phase II program, which became available in 2003, fesoterodine entered clinical phase III. A total of more than 2,000 patients are enrolled in the USA and Europe in double blind, placebo-controlled studies for 12 weeks. The first results are scheduled for the second quarter of 2005.

The anti-muscarinic agent fesoterodine is a new compound developed by SCHWARZ PHARMA. Overactive bladder/urinary incontinence is the inability to intentionally hold urine in the bladder. Anti-muscarinic agents are used to reduce contractions of the bladder. Approximately 10% of the population over the age of 40, for the most part women, suffers from this disease. Patients are often subjected to social isolation due to the constant need to go to the bathroom or even wetting themselves. By using anti-muscarinics such as fesoterodine, the number of trips to the bathroom can be reduced to normal and instances of involuntary urination will be avoided or reduced.

Pamirosin (SPM 969) – Benign prostate hyperplasia (BPH)

In June 2002, SCHWARZ PHARMA acquired the exclusive development and marketing rights for the uroselective compound pamirosin from the Indian company Ranbaxy Laboratories Ltd. for the treatment of benign prostate hyperplasia for the leading pharmaceutical markets USA, Europe and Japan. Ranbaxy retains the rights to all other markets. Pamirosin is in the early stage (phase II) of clinical development. A clinical trial was canceled in November 2004 due to unclear pre-clinical findings, and the project was put on "hold" until the findings are clarified.

Enlargement of the prostate leads to symptoms ranging from difficulties when urinating up to bladder, or even kidney failure. More than 51 million men worldwide suffer from BPH. Statistically this is 50% of all men over the age of 50.

Operating income: SCHWARZ BIOSCIENCES

Due to the constantly rising research and development expense as a consequence of the success in clinical development, 2004 ended again with an increase in the negative operating income for the SCHWARZ BIOSCIENCES segment to €112.7 million after €86.9 million in 2003 and €57.7 million in 2002. This item also includes the up-front payments to AmorePacific Corp., Korea for the compound SPM 955, which was acquired in February 2004 for the treatment of pain conditions, and the payments to Lipocine Inc., USA, for the marketing rights for an innovative formulation technology, purchased in May 2004. Each company in the SCHWARZ PHARMA Group that is expected to obtain future benefits from the marketing of one of the maturing pipeline products contributes to the reduction of the negative operating income by an allocation of research costs.

Segment: Holding

€ million	2002	2003	**2004**
Net sales	56.4	52.4	**52.3**
Operating income	3.5	14.6	**12.0**

The net sales in the Holding segment reflect the supplies provided to the European, as well as to the Asian subsidiaries. After a decline in operating income by 66.8% in 2002, this income increased to €14.6 million in 2003 due to an improvement of gross profit and a strict cost management. The Holding segment posted an operating income of €12.0 million (–17.8%) in the reporting year 2004. This decrease in operating income relates primarily to the "Other operating result", which combines issues that cannot be allocated directly to one of the functional areas.

SHAREHOLDERS' EQUITY

SCHWARZ PHARMA AG and Subsidiaries
(€ in thousands, except for number of shares)

	Common shares outstanding (in '000)	Common stock outstanding	Additional paid in capital	Other compre-hensive income (OCI)[1]	Retained earnings	Total equity	Total compre-hensive income pursuant to FAS 130[1)2)]
Balance as of 31.12.2001	43,987	57,093	125,025	84,071	277,099	543,288	
Net income					48,393	48,393	48,393
Other comprehensive income							
Currency translation				(47,168)		(47,168)	(47,168)
Unrealized holding gains (losses) on securities arising during the period				(1,092)		(1,092)	(1,092)
Minimum pension liability adjustments				(288)		(288)	(288)
Appreciation of non-vested SAR's				976		976	976
Total comprehensive income pursuant to FAS 130							**821**
Reclassification to common stock							
Dividend to shareholders					(26,392)	(26,392)	
Disposal of treasury stock	600	780	10,020			10,800	
Issuance of common stock	138	179	1,688			1,867	
Balance as of 31.12.2002	44,725	58,052	136,733	36,499	299,100	530,384	
Net income					132,518	132,518	132,518
Other comprehensive income							
Currency translation				(68,327)		(68,327)	(68,327)
Unrealized holding gains (losses) on securities arising during the period				591		591	591
Minimum pension liability adjustments				707		707	707
Appreciation of non-vested SAR's				(976)		(976)	(976)
Total comprehensive income pursuant to FAS 130							**64,513**
Dividend to shareholders					(26,834)	(26,834)	
Disposal of treasury stock	11	105	81			186	
Issuance of common stock	616	800	7,977			8,777	
Balance as of 31.12.2003	45,352	58,957	144,791	(31,506)	404,784	577,026	
Net income					1,844	1,844	1,844
Other comprehensive income							
Currency translation				(28,049)		(28,049)	(28,049)
Unrealized holding gains (losses) on securities arising during the period				(2,251)		(2,251)	(2,251)
Minimum pension liability adjustments				(576)		(576)	(576)
Appreciation of non-vested SAR's							
Total comprehensive income pursuant to FAS 130							**(29,032)**
Dividend to shareholders					(27,211)	(27,211)	
Disposal of treasury stock	10	13	110			123	
Issuance of common stock	502	652	7,239			7,891	
Balance as of 31.12.2004	45,864	59,622	152,140	(62,382)	379,417	528,797	

[1] OCI = "Other Comprehensive Income" according to FAS 130 "Reporting Comprehensive Income".
[2] The total comprehensive income according to FAS 130 is equivalent to the sum of "Other Comprehensive Income" and the net income.



Photo: Carmen Rother

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2004 PURSUANT TO U.S. GAAP

(€ in thousand, unless otherwise stated)

1. Business Overview

The SCHWARZ PHARMA Group is a multinational group of companies, engaged in the research, development, approval, manufacturing and marketing of a broad and diversified line of pharmaceutical products and services. SCHWARZ PHARMA strives to serve unmet medical needs by developing and marketing innovative products for specialty markets. The Company focuses on the treatment of diseases in cardiovascular, central nervous system (CNS), gastrointestinal, and urological indications. The majority of products are prescription-only medications and are sold primarily through pharmaceutical wholesalers. While the Group's research activities are essentially concentrated in two companies, one in Germany and the USA, respectively, SCHWARZ PHARMA's production is carried out in the USA, Ireland, Germany, and Poland. Pharmaceutical products are also manufactured at the joint venture company in Zhuhai, China. In contrast, SCHWARZ PHARMA is represented by sales companies in the USA and Europe, as well as in Asia.

2. Important Accounting and Measurement Standards

General principles – The 2004 consolidated financial statements of SCHWARZ PHARMA AG (in the following referred to as "SCHWARZ PHARMA", "the Group", or "the Company") has been prepared pursuant to U.S. GAAP, the standards of the U.S. Financial Accounting Standards Board (FASB). The SCHWARZ PHARMA Group has availed itself of the exemption option under §292a German Commercial Code in connection with Section 58 (3), sentence 4 of the Introductory Law to the German Commercial Code (EGHGB), in this consolidated financial report. Thus, a consolidated report need not be prepared under German law if a consolidated report is prepared using accepted, international accounting standards. The most important differences between U.S. GAAP and the German accounting standards are presented in paragraph 28.

A regulation issued by the European Commission in 2002, (No. 1606/ 2002) requires that for fiscal years starting on or after January 1, 2005, European companies must prepare their consolidated accounts in accordance with the International Accounting Standards (IAS/IFRS) if their securities are listed on a stock market in Europe. Accordingly, as of the first quarter of 2005, SCHWARZ PHARMA will publish its consolidated financial statements pursuant to IAS/IFRS.

Principles of Consolidation – The consolidated financial statements include the accounts of SCHWARZ PHARMA AG and all of its substantial majority-owned subsidiaries. All material inter-company balances and transactions have been eliminated (receivables and payables as well as income and expense). Investments in corporate joint ventures, in which interest is 50%, are accounted for using the equity method.

Revenue Recognition – Revenues are generally recognized when finished products are shipped or services have been rendered to external customers. Project-related milestone payments are expensed upon progress of projects and in accordance with contractual agreements. If cash receipts of business partners are uncertain, outstanding receivables are deferred and only recognized in earnings when payments are received.

Research and Development – Research and development expense consists of expenditures incurred during the course of planned research and investigation aimed to discover new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design or testing of product alternatives. As a matter of principle, all research and development costs are expensed as incurred. To the extent that development costs or milestone payments were incurred after official approval by a health authority, such expenses have been capitalized and will be amortized over the useful life of the corresponding product right.

Advertising expense – Expenditures for advertising are charged to income in the period in which the campaign is carried out. No direct-response campaigns were conducted either in the period under review or the previous period.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of commercial papers, certificates of deposit, bank repurchase agreements and money market fund investments carried at cost, which approximate fair value.

Inventories – Inventories are stated at the lower of cost or market. Cost is generally determined in accordance with the average cost method. Certain foreign companies determine cost using the last-in, first-out method. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

Accounts receivable and liabilities – Accounts receivable are accounted for at their nominal value, which approximate fair value. Liabilities are recorded at repayment amounts, which correspond to fair values.

Property, Plant and Equipment and Depreciation – Property, plant and equipment are recorded at cost. Depreciation is provided principally using the straight-line method based on estimated useful lives of the assets as follows:

Buildings	20 to 40 Years
Machinery and equipment	3 to 15 Years

Improvements which extend the useful life of property are capitalized, whereas maintenance and repairs are expensed as incurred.

Intangible Assets – The excess of cost over the fair value of net assets of purchased businesses is recorded as goodwill and was amortized using the straight-line method over 15 years to 40 years until fiscal year 2001. Since January 1, 2002 goodwill is no longer regularly amortized due to revised U.S. GAAP accounting rules (FAS 142 "Goodwill and Other Intangible Assets"). Hidden reserves, which have been disclosed when acquired, are not covered by FAS 142 and therefore may continue to be amortized. Other intangibles including trademarks, trade names and distribution rights are amortized using the straight-line method with estimated lives of 5 to 40 years, unless they are deemed to have indefinite useful lives. In this case, intangible assets are not amortized on a straight-line basis, but rather are subject to an annual impairment test.

Investments in Marketable Securities – SCHWARZ PHARMA classifies its investments as either available-for-sale or held-to-maturity. Investments available-for-sale consist of marketable equity securities and are carried at fair value. Net unrealized gains and losses on available-for-sale investments, net of related income taxes, are reported as a separate component of shareholders' equity. These investments are classified as non-current when it is management's intention to keep the securities for at least 12 months.

FAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For the purposes of this disclosure, the fair value of financial instruments is the amount at which the instrument could be exchanged in an arm's length transaction between willing parties, other than in a forced sale or liquidation. However, considerable judgment is necessary in interpreting market data to develop the estimates of fair value. As a result, the value that SCHWARZ PHARMA could obtain in a market transaction, or that would actually be realized upon maturity or exercisability, need not necessarily agree with the estimated market value.

Investments in joint ventures, in which interest is 50%, are accounted for using the equity method at cost plus or minus the Company's interest in retained and distributed income or losses, respectively.

Derivative Financial Instruments – SCHWARZ PHARMA is a multinational corporation with activities and affiliates in a variety of countries. As a result, it is subject to foreign currency exposures related to buying, selling, and financing in currencies other than the local currency.

The Company enters into a variety of forward exchange and option contracts as well as interest rate swaps, caps and collars to hedge certain firm purchase and sales commitments and certain pending or anticipated transactions denominated in foreign currencies.

Additionally, in the fiscal year 2002 the Company decided to hedge potential risks arising from the Stock Appreciation Rights Program 1999 and 2000 by purchasing call options on its own stock.

Pursuant to FAS 133, the option premiums paid or received for the derivatives are included in other assets and liabilities at fair value, and changes in value of the derivative are recognized in earnings of the current period.

If the hedging instrument can be attributed to a definite underlying transaction, changes in value of the derivative are recorded directly to "Other comprehensive income" if future cash flow fluctuations are hedged (cash flow hedge). Deferred gains and losses on forward exchange or interest rate swap contracts are generally recognized in earnings when the future purchases and sales being hedged are executed or when the foreign currency liability is settled. If already recognized assets or liabilities are hedged (fair value hedge), changes in value of the derivative are immediately recognized in earnings.

The German legislation enacted on December 9, 2004, the "Law on the Introduction of International Accounting Standards and on the Protection of the Quality of Financial Statement Audits" (Accounting Law Reform Act) *(Gesetz zur Einführung internationaler Rechnungslegungsstandards und zur Sicherung der Qualität der Abschlußprüfung – Bilanzrechtsreformgesetz – BilReG)*, requires additional disclosures in the notes to the financial statements regarding derivative financial instruments. The Company meets these requirements through paragraph 24 in the notes, where all necessary disclosures have been made.

Impairment/ Long-Lived Assets – The Company periodically evaluates the carrying value of property, plant and equipment as well as intangible assets in accordance with FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and FAS 142 "Goodwill and Other Intangible Assets". Long-lived assets are reviewed for impairment whenever events or changes in circumstances, or a planned disposal indicate that the carrying amount may not be recoverable in the future (FAS 144.8).

Under FAS 144.7 an impairment exists if the carrying value of an asset is greater than its fair market value. This is the case when the carrying value exceeds the sum of the undiscounted cash flows expected from the asset (one-step impairment test).

In contrast, FAS 142 provides for a two-step impairment test for those assets that are not subject to regular depreciation or amortization. In the first step, the fair value of a reporting unit (including goodwill) is compared with its carrying value. If the fair value of the reporting unit exceeds its carrying value, there is no impairment and there is no need to conduct the second step of the impairment test. If this is not the case however, in the second step, the impairment of the reporting unit's goodwill is tested. SCHWARZ PHARMA thus uses the one-step test pursuant to FAS 144, or the two-step test under FAS 142, in accordance with the relevant facts and circumstances.

The discount rate, which is applied when conducting the impairment test, was reduced in the current year to adjust to market interest rates. However, this had no effect on the outcome of the impairment tests conducted, as these tests did not result in any impairment under FAS 144, either applying the previous (higher) factor or the currently valid (lower) discount rate.

Pension obligations – In 2001, SCHWARZ PHARMA started paying contributions to a collective benefit fund from which plan assets resulted at year end 2002, which were netted against the present value of the pension liabilities. In contrast to the two previous years, the collective benefit fund was accounted for as a defined contribution plan in 2003 for the first time. Consequently, pension obligations and assets were not recognized in accordance with FAS 87.

SCHWARZ PHARMA AG initiated a deferred compensation plan, effective January 1, 2002, which permits employees with a salary above the statutory pension insurance's contribution ceiling to make capital contributions to selected investment funds. In fiscal year 2004, the fund assets appropriated to reinsure the pension claims were transferred to an independent legal entity founded for just this purpose, the SCHWARZ PHARMA Pension Trust e.V.

Income Taxes – Current income taxes were determined based on the individual taxable earnings of the Group companies. In addition, deferred income taxes were recognized based on the balance sheet liability method. Accordingly, deferred tax assets and liabilities were recognized for timing differences between the respective measurements under tax law and those under U.S. GAAP, where such differences will presumably reverse in the future. Deferred tax assets were also recognized for tax loss carry-forwards. The Company assumes that undistributed earnings of all subsidiaries will be permanently reinvested in their operations. Accordingly, no deferred taxes are recognized for additional income taxes that might result from the distribution of such earnings. Deferred tax assets are depreciated in value in case that it is likely that the assets will not be recoverable.

Foreign Currency Translation – Assets and liabilities of foreign subsidiaries are translated using current exchange rates at the balance sheet date, while income and expenses are translated using annual average exchange rates. Asset carry-forwards are translated using historical exchange rates, however. The resulting translation differences are reported as a separate component of shareholders' equity. Exchange gains and losses from business transactions in a currency other than the local currency of the entity involved are recognized in earnings (income of €1.3 million in 2004, income of €7.5 million in 2003, loss of €1.3 million in 2002).

The currency exchange rates used in preparation of the consolidated financial statements were as follows:

		Spot rate		Annual average exchange rates		
In foreign currency per EURO (€):		2003	2004	2002	2003	2004
China	RMB	10.44	11.09	7.63	9.18	10.12
Great Britain	GBP	0.71	0.71	0.63	0.69	0.68
Hong Kong	HKD	9.79	10.57	7.35	8.79	9.67
Korea	KRW (1,000)	1.50	1.41	–	1.34	1.42
Macao	MOP	10.02	10.89	–	8.76	9.64
Philippines	PHP	69.74	76.11	48.48	61.02	69.35
Poland	PLZ	4.73	4.09	3.84	4.39	4.51
Switzerland	CHF	1.56	1.55	1.47	1.52	1.54
USA	USD	1.26	1.36	0.94	1.13	1.24

New Accounting Standards – On December 20, 2004, the Financial Accounting Standards Board published a revised version of FAS 123, "Share-based payments". Pursuant to this standard, stock option plans of stock-exchange-listed companies must be accounted for at fair value with adjustments recognized in the income statement. This standard is effective for all accounting periods beginning on or after June 15, 2005. Therefore, this standard is not yet applicable at SCHWARZ PHARMA for 2004 and 2005 and the Company may continue to apply the rules of APB 25 in connection with the pro-forma disclosures pursuant to FAS 123.

On December 10, 2004, the "Law on the Introduction of International Accounting Standards and on the Protection of the Quality of Financial Statement Audits" (Accounting Law Reform Act; Bilanzrechts-reformgesetz – BilReG) went into effect in Germany. This act strengthens the independence of the external auditor and is intended to modernize and internationalize German accounting law. Although the new regulations are basically effective for fiscal years starting January 1, 2005, there are some exceptions that are to be applied for fiscal years which began after December 31, 2003. Among others, these include expanded disclosures in the notes to the financial statements with respect to derivative financial instruments, as well as more specific requirements for the consolidated management's discussion and analysis report. SCHWARZ PHARMA meets these requirements in the respective areas of its consolidated financial statement.

On November 18, 2004, the EITF Task Force resolved that EITF Issue No. 04-8 "The effect of contingently convertible instruments on diluted earnings per share" must already be applied to periods which end after December 15, 2004. Accordingly, the dilutive effect of convertible instruments, the conversion of which is dependent on the attainment of certain thresholds (e.g., share price increase), must generally be included in the earnings per share calculation. Therefore, SCHWARZ PHARMA used the required "if-converted" method in the calculation of the earnings per share as of December 31, 2004 for the 2000 Executive Stock Option Program, instead of applying the previous treasury stock method. Previous years' values were adjusted accordingly.

On December 23, 2003 the Financial Accounting Standards Board issued a revised version of FAS 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits", parts of which were already applicable for fiscal year 2003 and, insofar were taken into account by SCHWARZ PHARMA. This new FAS 132 replaces the previous standard and requires detailed information about plan assets, pension obligations, cash flows, pension cost etc. The Company applied this standard to its full extent as of December 31, 2004.

In addition, FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" was introduced in May, 2003, which regulates the treatment of special financial instruments that have the character of both equity and debt. This new standard is not applicable to SCHWARZ PHARMA.

Furthermore, the Financial Accounting Standards Board issued FAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" in April, 2003. This standard extends and details the definitions of a derivative financial instrument in FAS 133 "Accounting for Derivative Instruments and Hedging Activities", and has been applied since fiscal year 2003.

In December 2002, the FASB issued FAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure". FAS 148 represents an amendment of FAS 123 "Accounting for Stock-Based Compensation". This new reporting standard regulates the accounting and measurement of stock-based compensation (i.e. stock option programs as well as stock appreciation right programs) during the transition from the intrinsic value method to the fair value method under FAS 123. As in previous years, in 2004 SCHWARZ PHARMA applied APB 25 "Accounting for Stock Issued to Employees" with respect to accounting for its stock option programs. All required disclosures under FAS 148 are contained in Note No. 13.

In June, 2002, the FASB issued the accounting standard FAS 146 "Accounting for Costs Associated with Exit and Disposal Activities", which replaced the previous EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The essential difference between the new FAS 146 and the old EITF 94-3 rule is that, from now on, a liability arising from restructuring measures is not to be recognized when the company has obligated itself or announced a restructuring plan, but rather only at the time that the actual liability from this restructuring measure arises. This applies in particular when employees leave the company at some future point in time due to a restructuring plan (after the decision/announcement regarding the plan). This new standard required application in the financial statements ending December 31, 2003 for the first time.

Reclassifications – For the first time in the 2003 fiscal year, accounts receivables in the U.S. were reported at gross, i.e., before deduction of accruals for sales returns. Since then the corresponding accruals have been posted as long- or short-term accrued liabilities, depending on their maturities. As a consequence, various items in the 2002 financial statements have been reclassified in order to be consistent with the 2003 reporting year. These changes had no impact on previously reported results of operations or shareholders' equity. The necessary changes of fiscal year 2002 were also applied correspondingly to the statements of cash flows and the segment reporting.

There has been a change in the presentation of software beginning in 2002: In the past, software was grouped together with hardware as tangible assets because the amount of "software" was minor. Since January 1, 2002 software is presented as intangible assets. The reclassification only affects additions to software (i.e. intangible assets) for 2002 and future reporting periods. Due to relatively short depreciation periods no retrospective adjustments and reclassifications have been undertaken. This reclassification does not have any significant impact on previous years' financial situation.

Use of Estimates – The preparation of financial statements, in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect particular reported amounts and disclosures on contingent liabilities. Actual results may differ from these estimates.

3. Consolidated Companies

An overview of all share ownership has been deposited with the Local Court of Düsseldorf under HRB 45462 in accordance with § 313 (4) German Commercial Code (HGB). As a matter of principle, all substantial majority-owned subsidiaries of SCHWARZ PHARMA AG are included in the consolidated accounts. Nine German and 27 foreign companies are included together with SCHWARZ PHARMA AG in the consolidated financial statements.

Eleven subsidiaries have been omitted owing to their relatively minor importance for the net worth, financial position and result of operations of the Group; their sales volume accounts for less than 1% of group sales.

The group of consolidated companies changed as follows during the reporting period:

The joint venture Hoyer-Madaus which was commonly held by the partners SCHWARZ PHARMA Deutschland GmbH, and Madaus AG, Cologne, was terminated on December 31, 2004 due to differences in strategic focus. As part of the segragation of the partnership, each company will take back the assets contributed to the joint venture in the past, particularly product rights. A remaining sub-operation of Hoyer-Madaus GmbH & Co. KG will presumably be liquidated in 2005. Therefore, the joint venture company is still accounted for at equity as of December 31, 2004, and is not yet shown as a disposal in SCHWARZ PHARMA's scope of consolidation.

Additions:

- SCHWARZ PHARMA GmbH, Vienna, Austria

  This company was founded following the expansion of the European presence on September 1, 2004, in order to strengthen its existing business in Europe, as well as to permit future marketing of medications from SCHWARZ PHARMA's own clincal development on the Austrian market.

- SCHWARZ PHARMA LLC., Milwaukee, WI, USA

  As a result of an organizationally driven restructuring of the U.S. companies, the sales activities of SCHWARZ PHARMA Inc., USA, were hived off to the new company, SCHWARZ PHARMA LLC. This company's purpose is the distribution of patent protected drugs in the USA. Any general adminstrative activities (human resource services, IT services, legal department, finance department, etc.) for the U.S. Group companies will remain with SCHWARZ PHARMA Inc., USA.

Purchase Method:

SCHWARZ PHARMA AG, Monheim, Germany
SCHWARZ PHARMA Deutschland GmbH, Monheim, Germany
SCHWARZ PHARMA Produktions-GmbH, Monheim, Germany
Hoyer GmbH & Co., Monheim, Germany
Melusin SCHWARZ GmbH, Monheim, Germany
Sanol GmbH, Monheim, Germany
SCHWARZ & Co. Immobiliengesellschaft Zwickau beschränkt haftende OHG, Zwickau, Germany
SCHWARZ & Co. Industriegebäudegesellschaft Zwickau beschränkt haftende OHG, Zwickau, Germany
SCHWARZ BIOSCIENCES GmbH, Monheim, Germany
SCHWARZ PHARMA S.p.A., Milan, Italy
SCHWARZ PHARMA Ltd., Chesham, GB
SCHWARZ Pharmaceuticals Ltd., Chesham, GB
Medo Pharmaceuticals Ltd., Chesham, GB
SCHWARZ PHARMA AG Schweiz, Muenchenstein, Switzerland
SCHWARZ PHARMA Ltd., Shannon, Ireland
Laboratoires SCHWARZ PHARMA S.A., Boulogne, France
SCHWARZ PHARMA Holdings Inc., Wilmington, DE, USA
SCHWARZ PHARMA Manufacturing Inc., Seymour, IN, USA
SCHWARZ PHARMA Inc., Milwaukee, WI, USA
CPM Properties Inc., Wilmington, DE, USA
SRZ Properties Inc., Wilmington, DE, USA
Kremers Urban Development Comp. Inc., Milwaukee, WI, USA
Kremers LLC, Milwaukee, WI, USA
SCHWARZ PHARMA LLC., Milwaukee, WI, USA
SCHWARZ PHARMA Poland Sp. zo.o., Warsaw, Poland
Zhuhai SCHWARZ PHARMA Comp. Ltd., Zhuhai, P.R. China
SCHWARZ PHARMA Hong Kong Ltd., Hong Kong, P.R. China
SCHWARZ PHARMA Philippines Inc., Manila, The Philippines
SCHWARZ PHARMA Macao Commercial Offshore Limited, Macau, P.R. China
SCHWARZ PHARMA Korea Co. Ltd., Seoul, Korea
SCHWARZ PHARMA S.L., Madrid, Spain
CEPA SCHWARZ PHARMA S.L., Madrid, Spain
IFE S.L., Madrid, Spain
SCHWARZ PHARMA Benelux B.V., Arnheim, The Netherlands
SCHWARZ PHARMA GmbH, Vienna, Austria
SCHWARZ BIOSCIENCES Inc., Durham, NC, USA

Equity method:

HOYER-MADAUS GmbH & Co. KG, Monheim

4. Acquisition of Products and Strategic Ventures

In February 2004, SCHWARZ PHARMA entered into a license agreement and agreed upon a future research and development cooperation with AmorePacific Corp., Seoul, Korea. From this cooperation, SCHWARZ PHARMA acquired the exclusive global (excluding Korea and India) development, production and marketing rights for all indications of the compound PAC20030 and related compound developments with the exception of dermatology. The compound PAC20030 is currently in pre-clinical development. PAC20030 is part of the innovative compound category of vanilloid receptor antagonists (VR1), which are intended to offer a new alternative for the treatment of pain conditions. In addition to a wide range of applications in pain therapy, the compound can also be used for the treatment of other indications. As part of this cooperation, SCHWARZ PHARMA has currently taken over the development activities and will provide milestone and licensing payments.

SCHWARZ PHARMA and Lipocine, Inc., Salt Lake City, USA entered into a licensing and development contract in May 2004. SCHWARZ PHARMA will use Lipocine's patented technology for the development of various medications. Many drugs can exert their effects only to a limited extent. Lipocine's technology increases the availability of the compounds to the body, and hence improves the therapeutic properties of the drugs. Lipocine's innovative formulation technology is a clinically tested alternative for those medications which may be dissolved and absorbed only with difficulty. SCHWARZ PHARMA acquired the exclusive global rights for a range of compounds.

In the 2003 fiscal year, SCHWARZ PHARMA acquired the exclusive marketing rights to Fenofibrate, a lipid lowering agent (reduction of cholesterol levels) from Fournier Pharma, France, for the Asian markets – P.R. China, Korea, Philippines, and Taiwan. Marketing is scheduled to begin in 2005. In addition, SCHWARZ PHARMA Group purchased trademarks for the future marketing of neurology products.

5. Earnings per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding. As in the previous year, a "dilutive" effect (diluted earnings per share) results for the period under review from the inclusion of exercisable stock options. While the "if-converted" method must be applied for the 2000 Executive Stock Option Program, the dilutive effect for the 2003 Executive Stock Option Program is calculated according to the "treasury stock" method.

Essentially, the dilutive effect on the average number of outstanding shares is calculated as follows:

Average number of shares outstanding
+ Number of exercisable stock options and convertible bonds
= Average number of diluted shares outstanding

The average number of shares outstanding was 45,530 thousand in 2004, 45,050 thousand in 2003 and 44,172 thousand in 2002 (all figures after stock split). The weighted average number of common shares and common stock equivalents for diluted earnings per common share calculations was 47,301 thousand as of December 31, 2004.

The basic and diluted earnings per share calculation is as follows:

Earnings per share (basic):	Group net income	€1,844 thousand = €0.04
	Outstanding shares	45,530 thousand
Earnings per share (diluted)	Adjusted Group net income	€1,981 thousand = €0.04
	Outstanding shares (diluted)	47,301 thousand

When calculating earnings per share (diluted) net income was adjusted for the interest expense attributable to the convertible bonds underlying the stock options.

6. Impairment Loss Pursuant to FAS 144

An impairment loss pursuant to FAS 144 has to be recognized when the expected undiscounted cash flows to be derived from the asset are less than its carrying value. There were no impairment losses recognized in the reporting year. In contrast, impairment losses of €25.6 million and of €3.1 million were recorded in fiscal years 2003 and 2002, respectively.

Due to the disposal of two product rights at SCHWARZ PHARMA Inc., USA, the Group recorded impairment losses totaling €25.6 million in 2003. Pursuant to FAS 144, the carrying amount of a long-lived asset must be reviewed and, if necessary, written down to its fair value if the asset is to be disposed of. This was already the case with regard to the two product rights of the U.S. subsidiary in March, 2003.

In 2002, the impairment loss in the amount of €3.1 million included a product right in Germany (€2.0 million) and the investment of SCHWARZ BIOSCIENCES Inc. in the U.S. company, Alviva Inc. (€1.1 million) (FAS 144).

7. Cost of Materials

	2002	2003	2004
Cost of raw materials, supplies and purchased goods	256,113	308,760	210,163
Cost of purchased services	9,368	13,451	12,798
Total	**265,481**	**322,211**	**222,961**

Cost of materials decreased significantly by 30.8% to €222,961 thousand in the reporting year. As a percentage of cost of goods sold, the cost of materials was 68.1%, down from 83.6% in the previous year. The decrease of the cost of materials in absolute terms is due to the declining sales development of the SCHWARZ PHARMA Group. The decline of the cost of materials as a percentage of cost of goods sold is a consequence of decreased purchase prices for various raw materials.

Cost of materials increased from 2002 to 2003 by 21.4%, although the increase remained significantly behind the sales increase (+55.3%). This positive development was primarily due to the sale of omeprazole over the whole year, as omeprazole's material expenses are relatively low in relation to sales.

8. Number of Employees (annual average)

	2002	2003	2004
Research & Development	410	469	523
Production	973	983	932
Administration and sales	2,356	2,401	2,358
Total	**3,739**	**3,853**	**3,813**

The average number of employees decreased by 40 to 3,813 in 2004 (–1.0%). On the one hand, this development is due to the restructuring measures in Germany in the previous year: on average, the number of employees in marketing and sales declined by 45. This is contrary to the development in Asia, where the sales force was again expanded. The consistent intensification of research activities led to an increase of the number of employees in the "research" area: the average number of employees in research increased by 54 during the current year. On the other hand, in the "production" area, the average number of employees decreased by 51, which was primarily due to the disposal of the production site in Spain. The transfer of pharmaceutical production facilities resulted only in a shifting of staff: while SCHWARZ PHARMA had to cut 36 jobs in Shannon, Ireland, 34 employees were hired for the production site in Zwickau, Germany.

9. Personnel Expense

	2002	2003	2004
Wages and salaries	190,670	188,920	181,533
Social security, welfare payments and pension schemes	57,493	54,218	42,710
Thereof expenditure on retirement benefits	*7,196*	*9,736*	*10,664*
Total	**248,163**	**243,138**	**224,243**

Personnel expense declined by €18,895 thousand or 7.7% in the reporting year. This decline is due to various reasons: a one-time expense of €14.6 million resulted from the accrual for restructuring measures in Germany and Ireland in the previous year. Furthermore, these restructuring measures led to a decrease in regular personnel expense, mainly in the German affiliate. In addition, as a consequence of currency effects (particularly at the U.S. subsidiaries), personnel expense decreased when translated into Group currency.

10. Compensation of the Executive Board and Supervisory Board

Salient points of the compensation system of the Executive Board of SCHWARZ PHARMA AG:

The Executive Board's compensation contains fixed and variable components. In addition, the members of the Executive Board participate in the Company's stock option programs (Executive Stock Option Program – ESOP, see note 13). The variable portion of the compensation is linked to performance targets and relates to the reporting period. The performance targets encompass personal goals as well as the achievement of certain key performance indicators (e. g. net income) defined in advance.

The individual remuneration of the Executive Board members in 2004 was as follows:

Name	Fixed compensation € in thousand	Variable compensation € in thousand	Total compensation € in thousand
Patrick Schwarz-Schütte	630	453	1,083
Prof. Dr. Iris Löw-Friedrich	300	201	501
Jürgen Baumann	300	604	904
Detlef Thielgen	300	201	501
Dr. Klaus Veitinger [1]	486	278	764
Total	**2,016**	**1,737**	**3,753**

Name	Granted options under ESOP Number	Granted Restricted Stock Unit USA Number	Conversion SAR € in thousand	taxable benefit ESOP € in thousand
Patrick Schwarz-Schütte	40,000	0	0	0
Prof. Dr. Iris Löw-Friedrich	32,500	0	0	0
Jürgen Baumann	32,500	0	362	801
Detlef Thielgen	32,500	0	232	153
Dr. Klaus Veitinger [1]	32,500	28,605	0	539
Total			**594**	**1,493**

[1]) At the US$ exchange rate as of the end of the previous month

In addition, remuneration includes pension commitments and benefits in kind. The benefits in kind consist mainly of casualty insurance and of the value of the use of company cars attributable under tax regulations.

As of December 31, 2004, provisions were made for pension commitments to current and former members of the Executive Board amounting to €5,007 thousand. Current payments to former members of the Executive Board or senior managers were €501 thousand in the 2004 fiscal year. No loans were granted to members of the Executive Board at year end.

The Supervisory Board's compensation is stipulated in the Company's Articles of Association and contains a fixed and a variable component which is dependant on earnings per share. Accordingly, the compensation of the Supervisory Board members in 2004 was as follows:

	Fixed € in thousand	Variable € in thousand	Total € in thousand
Dr. Winkhaus, Hans-Dietrich [1]	61.3	119.2	180.5
Friedlaender, Ernst [2]	12.4	59.6	73.0
Pfeil, Axel C. [3]	17.0	–	17.0
Peddinghaus, Jürgen	15.3	29.8	45.1
Dr. Schwarz, Kurt-Rudolf	15.3	29.8	45.1
Dr. Eaves, Terence	15.3	29.8	45.1
Dr. Hauffe, Rüdiger	15.3	29.8	45.1
Klinkers, Klaus, employees' representative [4]	6.1	29.8	35.9
Neumann, Edda, employees' representative [4]	6.1	29.8	35.9
Bergmeier, Heinrich, employees' representative	15.3	29.8	45.1
Severin, Eva, employees' representative [5]	8.0	–	8.0
Worm, Erwin, employees' representative [5]	8.0	–	8.0
Total	**195.5**	**387.4**	**583.8**

[1] Chairman
[2] Vice chairman until 26.05.2004
[3] As of 26.05.2004, vice chairman as of 25.06.2004
[4] Until 26.05.2004
[5] As of 22.06.2004

The Supervisory Board members do not participate in the stock option programs. Mr. Terence Eaves has been rewarded for consultancy services rendered beyond his appointment as Supervisory Board member with €103 thousand. Apart from this, no further members of the Supervisory Board received any rewards for services rendered beyond their functions as Supervisory Board members.

11. Directors' Dealing

Pursuant to section 15 a Securities Trading Act (WpHG), which was modified by the Law on Improving Investor Protection (AnSVG) dated October 28, 2004, security trades of shares in their own company by members of Executive and Supervisory Boards of stock-exchange-listed companies must be reported by those members without delay and must be published. SCHWARZ PHARMA AG has duly reported without delay all transactions in securities by the individuals concerned in the 2002, 2003 and 2004 fiscal years on the Company's website.

12. Employee Benefits

1. Retirement benefits

The Company has various non-contributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most employees provide benefits based on flat Euro amounts and years of service. In general, the Company's policy is to fund these plans only if it is legally required, if it is local practice or if it is beneficial from tax considerations. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain countries.

On June 30, 2000, the German operations of the Company terminated a defined benefit pension plan and replaced it by a new benefit concept. Benefit accruals for all eligible employees were frozen as of that date. Vested pension benefits from the old plan will be paid after the retirement requirements of the plan are met.

Commencing July 1, 2000, a defined benefit pension plan was created in Germany covering substantially all employees. The plan has been instituted through a collective benefit fund that is an independent organization. The fund is committed to purchase reinsurance annuity contracts for every individual participant in order to secure future retirement payments from the fund to those participants. The Company contributes 0.75% of every participant's eligible salaries/wages to the plan (contribution 1). The participant may elect to contribute certain amounts not to exceed 0.75% of their eligible salaries/wages to the plan (contribution 2). The Company will match the employee's election (contribution 2 only) up to the elected amount but not to exceed the predetermined maximum. In addition, the participants may further contribute at their discretion up to 0.75% of their eligible salaries/wages to the plan (contribution 3). All contributions to the plan are vested immediately. The accumulated benefit obligation will generally be settled through lump-sum distributions at the time of retirement based on actuarial evaluations. The amount of the pension payment is determined based on the actuarial calculation of the respective contribution to the pension as part of the reinsurance. The participant may elect to spread such distributions over up to five partial payments.

In 2002, the existing benefit pension plan of the German operations was modified. Henceforth, there are two different models for both standard wage employees and sales force representatives and management.

For standard wage and sales force employees the company contributes 0.75% of every participant's eligible salaries/wages to the plan (contribution 1). In addition, the employees can use the employer's contribution for tax deductible savings plans ("Vermögenswirksame Leistungen") to contribute to the plan (contribution 2). The Company will match the employee's election (contribution 2 only) up to the elected amount but not to exceed the predetermined maximum. If contribution 2 was paid, the participants may elect to renounce payment of certain or all parts of their vacation bonus and contribute the amount to the plan (contribution 3). Contribution 3 is added up by the Company with 13% of the participant's expended vacation bonus. Only if contribution 3 is completely exhausted, an additional amount can be converted within the scope of year-end bonus payment (contribution 4). All contributions to the plan are vested immediately.

For management, there is merely a change in contribution 3 compared to the plan set up in July 2000: The participants can contribute at their discretion an amount of up to 4% of their gross base salary to the plan. All contributions to the plan are vested immediately.

After reaching a certain retirement age, the employee can choose between three different pay-out models. The benefit obligation can either be paid as a one-time capital sum, spread over three to five partial payments, or disbursed as a monthly pension. The amount of the pension payment is determined based on the actuarial calculation of the respective contribution to the pension as part of the reinsurance.

In 2001, SCHWARZ PHARMA started paying contributions to this collective benefit fund from which plan assets with an amount of €3,634 thousand resulted at year-end 2002. These plan assets are netted against the discounted value of the pension commitments. In contrast to the 2002 fiscal year, the collective benefit fund was accounted for as a defined contribution plan in 2003. The measurement of pension obligations and assets are thus no longer subject to FAS 87. The change of the accounting treatment resulted in an income of €775 thousand in the previous year.

Pension payments from the various pension plans within the SCHWARZ PHARMA Group are expected to be as follows:

Year	€ in thousand
2005	1,188
2006	1,243
2007	1,263
2008	1,285
2009	1,292
Next five years	6,763

2. Employee Savings Plan

The U.S. operations of SCHWARZ PHARMA have a defined contribution plan covering substantially all U.S. employees. Eligible employees can contribute a percentage of their earnings to the 401(k) savings feature of the plan. SCHWARZ PHARMA matches 50% of the first 6% of an employee's annual contribution. SCHWARZ PHARMA may elect to make additional discretionary profit sharing contributions in such amounts as may be determined by the Board of Directors of the U.S. operations. SCHWARZ PHARMA's matching contributions to the plan were approximately €896 thousand, €915 thousand and €931 thousand for 2004, 2003 and 2002, respectively. The U.S. Board of Directors authorized additional discretionary contributions of €2,920 thousand, €1,490 thousand and €1,720 thousand for 2004, 2003 and 2002, respectively.

3. Deferred Compensation Plan

Effective January 1, 1998, the U.S. Company instituted a deferred compensation plan (the "Deferred Plan") to permit certain key employees to defer receipt of current compensation in order to provide retirement benefits on behalf of such employees. The Deferred Plan is intended to be unfunded and, therefore, all compensation deferred under the Deferred Plan is held by the U.S. Company and commingled with its general assets. However, employee deferrals are deposited in U.S. company-owned life insurance contracts. Within these contracts the employees have the option of selecting a variety of investments. The return on these underlying investments will determine the amount of earnings credited to the employee's account.

Amounts charged to expense relating to the Deferred Plan were approximately €2.1 million, €2.2 million and €1.0 for the years ended December 31, 2004, 2003 and 2002, respectively. Included in other non-current liabilities in the consolidated balance sheets as of December 31, 2004, 2003 and 2002 was €5.0 million, €4.2 million and €3.0 million, relating to the Deferred Plan.

SCHWARZ PHARMA AG, too, initiated a deferred compensation plan effective January 1, 2002. This deferred compensation plan is addressed to those employees with a salary above the social security contribution ceiling of the federal pension insurance after consideration of all reward renouncements. The employee's capital contributions are currently paid into stock and bond funds. Due to the longer term of the investment horizon (retirement pension), the stock portion is currently over weighted. The investment policy is reviewed semiannually by an investment advisory committee. All realized gains, interest income and other returns are retained within the fund and increase the employee's pension claim, which is guaranteed by SCHWARZ PHARMA.

The fund assets, which essentially stem from the employee's capital contributions, and which are appropriated to reinsure the pension benefits, were placed in a "Contractual Trust Arrangement" (CTA) in fiscal year 2004. As a consequence, the assets were transferred to the SCHWARZ PHARMA Pension Trust e.V., domiciled in Monheim, Germany, an independent legal entity that was founded solely for this purpose and which acts as a trustee. The assets were transferred with the provision that these assets may only be used to finance the direct pension obligations resulting from the deferred compensation plan via the involved funding companies. Even under the CTA model, the benefiting employees retain their claim for payment directly against the funding companies of the SCHWARZ PHARMA Group.

In 2004, the employees made contributions to the plan of €471 thousand. As of December 31, 2004, the pension obligation was over funded by €1,368 thousand, which was capitalized as another long-term asset.

Pension plan information for fiscal years ending December 31, 2004 and 2003 was as follows:

	2003	2004
Change in benefit obligation		
Benefit obligation at beginning of year	24,164	23,112
Service cost	147	401
Interest cost	1,180	1,227
Amendments	2,674	694
Actuarial (gain)/loss	(101)	1,627
Business acquired	0	0
Businesses disposed	0	0
Benefits paid	(1,022)	(1,141)
Accounting change	(3,930)	0
Curtailments	0	0
Benefit obligation at end of year	**23,112**	**25,920**
Change in plan assets		
Fair value of plan assets at beginning of year	3,634	0
Adjustments	0	0
Return on plan assets	0	87
Company's contribution	0	1,550
Accounting change	(3,634)	0
Fair value of plan assets at end of year	0	1,637
Funded status	**(23,112)**	**(24,283)**
Unrecognized net actuarial (gain)/loss	1,746	3,280
Unrecognized prior service cost	2,674	3,268
Amount recognized (balance sheet)	**(18,692)**	**(17,735)**
The amount recognized comprises:		
Prepaid expenses	0	1,368
Benefit accruals	(22,123)	(23,961)
Intangible assets	2,674	3,164
Accumulated other comprehensive income, gross	757	1,694
Amount recognized (balance sheet)	**(18,692)**	**(17,735)**

	2002	2003	2004
Components of net periodic pension cost			
Pension cost for Defined Benefit plans			
Service cost	1,722	147	401
Interest cost	1,241	1,185	1,227
Actual return on plan assets	(176)	0	(87)
Amortization of unrecognized (gains)/losses	(67)	47	31
Amortization of unrecognized prior service cost	61	0	191
Amortization of transition amount from application of FAS 87	15	15	16
Income from accounting change	0	(775)	0
Pension cost for Defined Benefit plans, net	**2,796**	**619**	**1,779**
Pension cost for Defined Contribution plans	3,493	3,102	4,590
Total of net periodic pension cost	**6,289**	**3,721**	**6,369**

Weighted-average assumptions as of December 31	2002	2003	2004
Domestic and other European plans:			
Discount rate	5.9%	5.5%	5.2%
Rate of compensation increase	2.5%	1.5%	2.0%
Expected rate of return on plan assets	6.5%	n.a.	4.0%

13. Stock Incentive Plans

Executive Stock Option Program 2000

During 2000, the Company adopted the Executive Stock Option Program 2000 (ESOP 2000), through which certain senior managers and other key employees became eligible to invest in convertible bonds with an interest rate of 5.5%, which have a term of ten years and are convertible into shares of the Company's common stock. Each convertible bond (nominal value of €1.30 after stock split) can be exchanged for one ordinary share with payment of a premium.

The exercise price for the options upon conversion is based on an average share price at the time the convertible bonds are issued (reference price) plus an extra premium of 15% (exercise hurdle) of the reference price. As both the exercise price and the number of options granted is known at the issue date, this is a fixed plan. The covered options will become exercisable in two equal installments after two and three years unless they have been forfeited. Options forfeit if a participant's date of termination, death, disability or retirement has occurred before the vesting date.

The options under ESOP 2000 can be exercised three times a year for a period of four weeks each ("conversion windows"). These conversion windows start one day after the annual shareholders' meeting, one day after the publication of second quarter results and one day after the publication of the results for the third quarter. Thus, conversion windows in fiscal year 2005 are from May 12, 2005 to June 9, 2005, from July 27, 2005 to August 24, 2005 and from October 27, 2005 until November 24, 2005.

The table below summarizes stock option activity in 2003 and 2004, after stock split in July 2002 (number of shares in thousand):

	2003		2004	
	Number of shares under option	Average base exercise price per option (€)	Number of shares under option	Average base exercise price per option (€)
Outstanding at January 1	2,716	16.59	1,929	17.36
Granted	0	0.00	0	0.00
Exercised	(616)	14.26	(502)	15.73
Forfeited	(171)	16.33	(23)	19.94
Outstanding at December 31	**1,929**	**17.36**	**1,404**	**17.90**
Exercisable at December 31	493		960	

The exercise prices are within a range of €13.56 up to €20.15.

Executive Stock Option Program 2003

During 2003, the Company adopted a new Executive Stock Option Program (ESOP 2003), through which certain senior managers and other key employees became eligible to purchase one new common share of the Company at the exercise price for each option held. On the basis of the decision of the Annual Meeting of Shareholders on May 13, 2003, a "naked options" program was offered for the first time. Naked options are subscription options on new shares from a capital increase. In contrast to the ESOP Program 2000, the granting of these options is not related to the issuance of debt securities (convertible bonds).

The base price corresponds to the average closing price of SCHWARZ PHARMA shares in XETRA trading on the Frankfurt stock exchange during the last five days prior to the issue date of the respective options. The exercise price to acquire one common share of SCHWARZ PHARMA AG stock upon exercise of the option is calculated based on the base price plus a 20% premium as a performance target. As both the exercise price as well as the number of options granted is known as of the issue date of the stock option, this is a fixed plan. 50% of the option package granted can be exercised after two years, after three and four years, another 25% may be exercised, respectively. However, options may be exercised only if the benefiting employee has not previously left the Company due to termination. The Executive Board may make special provisions for special cases such as death, disability, retirement, or termination of the employment contract not for cause.

The conversion windows for ESOP 2003 are different from those for ESOP 2000. Certain periods of a year are generally excluded from converting the underlying options. Consequently, options of ESOP 2003 can not be converted during the following periods (lock-up periods): two weeks before the publication of full year results or any other quarterly result publication until two days thereafter as well as eight weeks before the annual shareholders' meeting until three days after the meeting.

The accounting effects from the 2003 ESOP will not arise until 2005. The table below summarizes the activities of the 2003 ESOP for the 2003 and 2004 fiscal years (number of shares in thousand):

	2003		2004	
	Number of shares under option	Average base exercise price per option (€)	Number of shares under option	Average base exercise price per option (€)
Outstanding at January 1	0	–	841	41.39
Granted	850	41.39	846	29.12
Exercised	0	0	0	0
Forfeited	(9)	41.39	(39)	39.71
Outstanding at December 31	**841**	**41.39**	**1,648**	**35.13**
Exercisable at December 31	0		0	

Stock Appreciation Rights Program 1999 (SAR Plan)

Effective September 1, 1999, the Executive Board adopted the SCHWARZ PHARMA Stock Appreciation Rights Plan 1999. Under the SAR Plan, which has a duration of six years, the Company, via a committee appointed by the Executive Board, (the "Committee") may grant to eligible employees one or more stock appreciation rights ("SARs"). The Committee will specify the number of shares to be subject to the SAR Plan and establish the grant price and grant date for each SAR granted. Under the terms of the SAR Plan, the grant price of the SAR granted shall be the fair market value of the common share of SCHWARZ PHARMA AG on the grant date (€19.32 after stock split).

25 percent of covered shares of a participant's SARs will become exercisable on the first, second, third and fourth anniversary of the grant date, i.e. on September 1, 2003 all SARs were fully exercisable. In the event of a change in control, as defined in the SAR Plan, any unvested SARs held by a participant shall become fully vested and exercisable.

Upon exercise of a SAR, the eligible participant shall receive cash equal to the appreciation of one share of stock under the SAR multiplied by the number of shares of stock as to which it is then being exercised. The appreciation is measured by the excess of the fair market value of stock over the grant price, as defined in the SAR Plan, on the exercise date. There is no plan to meet the plan's obligations through a stock tender.

The SARs expire upon the earliest of the following:

- The sixth anniversary of the grant date or on August 31, 2005
- The seventh day following the participant's date of termination, if such termination occurs for reasons other than the participant's death
- The twelve month anniversary of the date of termination, if termination occurs by reason of the participant's death.

As 100% of the SAR 1999 volume was exercisable as of December 31, 2004, accruals in the amount of €1.8 million were recognized based on a SCHWARZ PHARMA share price of €32.90.

The development of the 1999 SAR Plan throughout 2004, 2003 and 2002 was as follows: (Number of SARs in thousand after stock split)

	2002	2003	2004
	Number of shares under option	Number of shares under option	Number of shares under option
Outstanding at January 1	373	347	166
Granted	0	0	0
Exercised	(12)	(175)	(31)
Forfeited	(13)	(6)	(2)
Outstanding at December 31	**347**	**166**	**133**
Exercisable at December 31	261	166	133

Stock Appreciation Rights Program 2000 (SAR 2000 Plan)

The Stock Appreciation Rights Program 2000 was established on December 31, 2000. Under the SAR 2000 Plan, the Company may grant to eligible key employees an individually determined number of stock appreciation rights ("SARs"). The grant price of a SAR granted under this program will be €10.00 after stock split. The overall duration of the SAR 2000 Plan is five years and ends on December 31, 2005.

Fifty percent of covered shares of a participant's SAR will become exercisable on the first and second anniversary of the grant date, i.e. on December 31, 2002 all SARs were fully exercisable, under the condition that a participant's date of termination had not occurred before the vesting date. In the event of a change in control, as defined in the SAR Plan, any unvested SAR held by a participant shall become fully vested and exercisable. Upon exercise of a SAR, the eligible participant shall receive cash equal to the appreciation of one share of stock under the SAR multiplied by the number of shares of stock as to which it is then being exercised. The appreciation is measured by the excess of the fair market value of stock over the grant price, as defined in the SAR Plan, on the exercise date.

As the total volume of the SAR 2000 was fully exercisable as of December 31, 2004, the Company accrued compensation expense of €1.9 million based on a SCHWARZ PHARMA share price of €32.90.

	2002	2003	2004
	Number of shares under option	Number of shares under option	Number of shares under option
Outstanding at January 1	520	416	106
Granted	0	0	0
Exercised	(90)	(295)	(20)
Forfeited	(14)	(15)	(1)
Outstanding at December 31	**416**	**106**	**85**
Exercisable at December 31	416	106	85

Stock Appreciation Rights Program USA 2003

(SCHWARZ PHARMA Restricted Stock Unit Agreement)

This Stock Appreciation Rights Program was established in the USA on January 1, 2003. According to this program the Company may grant to eligible key employees an individually determined number of stock appreciation rights, which are linked to the price of SCHWARZ PHARMA shares. As of December 31, 2004, the Company issued 121,158 SARs to the eligible participants. The fair value of the SARs granted is posted against earnings over the exercise period of 4 years as personnel expense. In the 2004 reporting year, personnel expense of €1.9 million was recorded.

Hedging of SAR programs 1999 and 2000

In October 2002, the Company decided to hedge potential risks arising from the Stock Appreciation Rights Program 1999 and 2000 by investing in call options on its own stock. The options grant the right to the Company (buyer) to claim for a cash settlement from a bank (seller) in case of exercise by the buyer.

This hedge transaction is accounted for in accordance with FAS 133 "Accounting for Derivative Financial Instruments and Hedging Activities". Therefore, the purchased options are capitalized in other assets and are recognized at fair value at the balance sheet date. Fair value appreciation of the non-vested SARs as of December 31, 2002 amounting to €976 thousand has been recorded in the equity item "Other comprehensive income". As all outstanding stock appreciation rights were exercisable as of December 31, 2003, this item was dissolved at the end of the previous year.

Fair values and acquisition costs of the options for the hedging of SAR programs on December 31, 2004, are as follows:

- SAR 1999: Fair value €1.8 million; acquisition cost €1.0 million.
- SAR 2000: Fair value €1.6 million; acquisition cost €0.8 million.

Measurement

The Company accounts for its stock compensation arrangements using the intrinsic value method (APB 25). If the fair value method of accounting was applied as defined in FAS No. 123, "Accounting for Stock-Based Compensation", the Company's total and per share net income would have been as follows (in thousand euros, after stock split, applying the "accelerated expense attribution method"):

	2002	2003	2004
Net income, after taxes as reported	48,393	132,518	1,844
Expense from stock option program (after taxes)	11,221	13,177	10,031
Net income, after taxes Pro Forma	37,172	119,341	– 8,187
Earnings per share (basic)	1.10	2.94	0.04
(diluted) [1]	1.03	2.82	0.04
Earnings per share Pro Forma (basic)	0.84	2.65	– 0.18
Pro Forma (diluted) [1]	0.79	2.54	n.n.

1) According to EITF Issue No. 04-8 the calculation of the EPS (dilluted) has been revised for the years 2002 and 2003

The weighted-average fair value per share for options granted under the 2000 and 2003 ESOP programs in 2004, 2003 and 2002 were calculated at €6.65, €8.25 and €23.80, respectively. The fair values were calculated using a binominal model, based on the following assumptions:

	ESOP 2000 3rd tranche 2002	ESOP 2003 1st tranche 2003	ESOP 2003 2nd tranche 2004
Dividend yield	1.7 %	1.8 %	0.6 %
Volatility	50.0 %	28.5 %	31.0 %
Risk-free interest rate	4.43 %	3.92 %	3.95 %
Expected term of options (in years)	10	7	7
Expected remaining maturity of options (in years)	8	6	7

14. Advertising expenses

Advertising expenses include different types of advertising, particularly brochures for physicians, ads in professional journals and other magazines, advertising media, information events etc. Advertising expenses totaled €22.4 million in 2004, €43.1 million in 2003 and €24.7 million in 2002. The sharp decline in advertising expenses in 2004 compared to the previous year resulted from a special advertising campaign (TV spots), which was conducted for generic omeprazole in the U.S. in 2003. The decline compared to fiscal year 2002 was mainly due to currency effects.

15. Other Income (Expense) – net

	2002	2003	2004
Income/(loss) from equity investments	3,614	1,748	1,465
Gain (Loss) from disposal of investments and tangible/intangible assets	5,749	(1,782)	(1,558)
Other income /(expense) – net	5,242	14,753	17,983
Total	**14,605**	**14,719**	**17,890**

In the fiscal year 2004, other income and expenses improved by €3,171 thousand to €17,890 thousand as compared to the previous year. This is primarily due to the disposal of a product right (€14.9 million) and the gain from the disposal of shares in AXCAN Pharma Inc. of Canada (€2.6 million). The Hoyer-Madaus joint venture contributed a gain of €1.5 million in 2004. Other expenses resulted mainly from losses on the disposal of tangible assets in various subsidiaries.

At €14,719 thousand, other income in 2003 remained nearly unchanged in comparison with 2002. This item includes income of €8.0 million from the settlement of legal disputes in the USA and revenues from the divestiture of a U.S. product right (€6.4 million). The Hoyer-Madaus joint venture contributed €1.7 million to other income in the past fiscal year. Loss on sales of tangible assets are mainly due to the disposal of the production site in Spain in the third quarter of 2003.

Other income and expenses totaled €14,605 thousand in 2002. This position included the gain from the disposal of various product rights in Spain, Italy and the USA, which were no longer in the focus of the SCHWARZ PHARMA Group. Moreover, it reflects the gain (€1,801 thousand) from the sale of shares, which SCHWARZ PHARMA Inc., USA, had owned in AXCAN Pharma Inc., USA. The Hoyer-Madaus joint venture contributed a gain of €3.6 million to the Group's earnings.

16. Restructuring Expenses

After the restructuring measures in Germany and Ireland were initiated in the previous year, no further restructuring measures were taken in the 2004 fiscal year.

In the production area, SCHWARZ PHARMA is preparing the marketing of its development products since the previous year, and has expanded the activities for the production of fine chemicals at its location in Shannon, Ireland in order to be able to produce the compounds for the development products. At the same time SCHWARZ PHARMA has started with the concentration of the pharmaceutical bulk production for Europe at the Zwickau site in Germany.

In addition, SCHWARZ PHARMA further advanced on the re-orientation of its manufacturing facilities in Shannon, Ireland and in Zwickau, Germany. The production of pharmaceuticals for Europe and the "Rest of the World" was concentrated at the Zwickau site. These measures created competence centers with clear emphases and will lead to a significant improvement in the cost structure.

As a consequence of the transfer of the pharmaceutical production facilities, SCHWARZ PHARMA had to cut jobs in Ireland in the previous year; in the 2004 fiscal year another 56 jobs were lost. Some of the relevant machinery and technical equipment was transferred from the Irish production facility to Zwickau, Germany during 2004. At the same time, inventories at the SCHWARZ PHARMA Produktionsgesellschaft mbH in Germany were increased by about €14 million, in order to be able to meet orders during the interruption in production and until the various regulatory authorities have given their approval.

The expenses relating to the restructuring in Ireland totaled €11.2 million in the fiscal year 2003 and were included in cost of goods sold in the 2003 income statement. No additional expenses were recorded for the restructuring measures in the 2004 reporting year.

The total of restructuring expenses in 2003 included severance payments of €8.8 million, "retention premiums" of €0.8 million, and other expenses of €1.6 million. €3.1 million of the accrual was used in 2004. In addition, shorter expected useful lives for some assets resulted in an increase in depreciation of about €1.3 million in 2004. These assets have only limited use within the scope of the production facilities' transfer. Beyond this, there are no additional costs associated with the transfer.

The German health care reform continue to be another burden and resulted in drastic measures in the previous year. As of December 31, 2003, SCHWARZ PHARMA Deutschland GmbH cut approximately 20% of the jobs, mainly in sales and marketing and administration.

The one-time restructuring expenses in Germany totaled €3.4 million in 2003 and are reflected in the income statement in selling expenses (€2.2 million), general administrative expenses (€0.9 million), as well as in research and development (€0.3 million). These expenses were solely related to termination and severance payments. The social welfare plan was closed for the period up to December 31, 2004. No additional expenses related to this restructuring measure incurred.

The tables below show the development of accruals for restructuring measures in 2003 and 2004, separately by each measure:

2003 € in thousand	Ireland	Germany	TOTAL
Accruals as of January 1, 2003	0	0	0
Addition	11,207	1,870	13,077
Consumption	2,308	0	2,308
Accruals as of December 31, 2003	**8,899**	**1,870**	**10,769**
Restructuring expense 2003	11,207	3,410	14,617

2004 € in thousand	Ireland	Germany	TOTAL
Accruals as of January 1, 2004	8,899	1,870	10,769
Consumption	3,126	1,254	4,380
Accruals as of December 31, 2004	**5,773**	**616**	**6,389**

17. Income Taxes

Income tax expense includes the following:

	2002	2003	2004
Current:			
German federal	(3,838)	10,367	468
German state and local	(64)	637	(9)
Foreign	50,469	193,972	(43,269)
	46,567	**204,976**	**(42,810)**
Deferred:			
German federal	(4,660)	(11,117)	(3,586)
German state and local	(3,566)	(6,731)	(2,298)
Foreign	(6,309)	(49,424)	66,029
	(14,535)	**(67,272)**	**60,145**
Total	**32,032**	**137,704**	**17,335**

German and foreign operations contributed to pretax income as follows:

	2002	2003	2004
German	25,251	(2,703)	(16,651)
Foreign	55,152	273,237	35,942
Total	**80,403**	**270,534**	**19,291**

Deferred income tax liabilities and assets related to:

	2002	2003	2004
Deferred tax liabilities:			
Property, plant and equipment	6,626	8,007	7,713
Liabilities	0	0	69,643
Other	4,209	5,729	2,347
Total deferred tax liabilities	**10,835**	**13,736**	**79,703**
Deferred tax assets:			
Intangible assets	7,629	6,528	1,060
Accounts receivable	0	270	0
Inventories	7,217	9,457	9,642
Pension accruals	3,388	1,595	2,365
Operating loss carry forwards	31,613	54,222	77,418
Other accruals	18,944	51,727	29,896
Other	5,544	13,950	25,982
Subtotal	**74,335**	**137,749**	**146,363**
Valuation allowance	863	3,070	3,070
Total deferred tax assets	**73,472**	**134,679**	**143,293**
Net deferred tax assets (liabilities)	62,637	120,943	63,590
Current deferred income tax asset	**25,274**	**59,986**	**24,940**
Current deferred income tax liabilities	**0**	**0**	**54,357**
Non-current deferred tax assets (liabilities)	**37,363**	**60,957**	**93,007**

As a result of reorganization within the U.S. group the Company realized a one-time tax refund claim (increase of position "Other receivables"). This refund claim is almost compensated by a current deferred tax liability as the one-time tax benefit of 2004 will be reversed in future years.

In 2004 deferred tax assets decreased from €59,986 thousand to €24,940 thousand due to the partial reversal of accruals for returns and their partial reclassification to non-current accruals. According to the reclassification of accruals for returns and an increase of deferred taxes on operating loss carry forwards, non-current deferred tax assets rose from €60,957 thousand to €93,007 thousand as of December 31, 2004.

The Company assumes that undistributed earnings of all subsidiaries will be permanently reinvested in their operations. Accordingly, no accruals for additional income tax expenses, which could arise due to a distribution of these earnings, have been made. The undistributed earnings amounted to approximately €297.3 million, €292.6 million and €111.9 million at December 31, 2004, 2003 and 2002, respectively. Estimated taxes of approximately €17.1 million, €18.3 million and €9.0 million would have been payable upon distribution of these earnings at December 31, 2004, 2003 and 2002, respectively.

Deferred tax assets of approximately €65 million related to German companies' available net operating loss carry-forwards have been recognized. The existing German loss carry-forwards do not expire.

With respect to existing loss carry-forwards at foreign companies, deferred tax assets have been recognized in the amount of approximately €12 million, most of which will expire at different times by 2020.

Adjustments are always made to the resulting deferred tax assets whenever the Company considers it more likely than not that some or all of the deferred income tax assets will not be realized. Accordingly long-term deferred tax assets on loss carry forwards at SCHWARZ PHARMA Produktionsgesellschaft mbH were written off in 2003 due to lacking recoverability in the amount of €2.5 million. As a consequence of a reorganization of SCHWARZ PHARMA Produktionsgesellschaft mbH the loss carry forwards can not be used in the medium term. Moreover SCHWARZ PHARMA Zhuhai, P.R.China, recognized an adjustment on short-term deferred tax assets amounting to €0.6 million in the same year. In 2004 no further valuation allowances were recorded.

Tax payments in 2004, 2003 and 2002 were €10.1 million, €180.5 million and €13.2 million, respectively.

The table below shows the reconciliation of the expected domestic tax rate with the effective consolidated tax rate for the respective fiscal year. In this calculation, the expected tax rate is based on the respective applicable German corporate tax rate on retained earnings. As a result of a change in the disclosure of non-deductible expenses in 2003, the figures for 2002 were adjusted accordingly and the resulting difference is shown in "Other".

(in percent)	2002	2003	2004
German corporate tax rate	25.0	26.5	25.0
German local tax rate	0.7	0.2	0.0
Credit for dividend distributions	(5.6)	1.7	0.0
Foreign tax rate differences	11.7	14.0	53.3
Non-deductible expenses	4.4	7.0	8.7
Non-deductible goodwill amortization and amortization of hidden reserves	1.2	0.4	5.0
Other	2.4	1.1	(2.1)
	39.8	**50.9**	**89.9**

The nominal corporate tax rate in the year under review was 25.0%, compared to 26.5% in the previous year, which was due to a temporary increase in the tax rate following the German Flood Victims Solidarity Act.

The unfavorable increase in the overall tax rate in the 2004 fiscal year resulted primarily from foreign tax rate differences (+39.3 percentage points). These differences are attributable to the fact that profits were achieved in countries with high tax rates, and losses were incurred in countries with relatively low tax rates. At the same time, non-deductible expenses (mainly selling expenses; +1.7 percentage points) and non-deductible amortizations on hidden reserves (+4.6 percentage points) have a correspondingly stronger negative effect on the consolidated tax rate if profits are lower.

In the previous year, the unfavorable increase in the tax rate resulted from changes in the German tax law, which led to a depreciation of a tax receivable for a reduction in corporate taxes due to dividend payments in fiscal year 2003 (+7.3 percentage points). A primary factor for the deterioration of the tax rate is also the increase of non-deductible expenses by +2.6 percentage points. In addition, the difference between the German and foreign income tax rates also increased in 2004, due to the disproportional increase in earnings generated in the U.S. (+2.3 percentage points).

In 2002, the difference between domestic and foreign income taxes rose from 7.5 percentage points to 11.7 percentage points, which was mainly due to the increase of earnings generated in the U.S. Non-deductible expenses stayed on a nearly unchanged level. As a result of the discontinuation of goodwill amortization under U.S. GAAP since January 1, 2002, only non-deductible amortizations on hidden reserves remain.

NOTES TO THE BALANCE SHEET

18. Inventories

Inventories at December 31 included the following:

	2003	2004
Raw materials and work in process	56,117	38,197
Finished goods	29,432	22,679
Merchandise goods	30,281	22,723
	115,830	**83,599**

The decrease in inventories is primary a result of lower prices for raw materials for generic omeprazole production at SCHWARZ PHARMA Manufacturing Inc., in the U.S. The inventory level of finished goods in the consignment stock of wholesalers in Germany is lower than at year-end 2003. In addition, an optimized inventory management at the SCHWARZ PHARMA sales companies resulted in globally reduced inventories.

Inventories valued on a last-in, first-out basis comprised 19% and 25% of total inventories at December 31, 2004 and 2003, respectively. The replacement costs of these inventories exceed the LIFO values by €1.035 thousand.

19. Property, Plant and Equipment, Intangible Assets and Long-term Investments

Property, plant and equipment

	Land	Buildings	Plant and machinery	Technical equipment	Other equip-ment, operational and office equipment	Advance payments and construc-tion in progress	Total
Acquisition cost 31.12.2003	**9,686**	**115,779**	**99,577**	**53,179**	**27,380**	**3,762**	**309,363**
Currency change	(2)	(2,239)	(2,565)	(4)	(384)	(104)	(5,298)
Additions	7	3,202	5,795	5,358	1,368	2,871	18,601
Disposals	0	(504)	(2,951)	(3,679)	(3,831)	(17)	(10,982)
Reclassifications	0	1,229	1,840	1	137	(3,235)	(28)
Acquisition cost 31.12.2004	**9,691**	**117,467**	**101,696**	**54,855**	**24,670**	**3,277**	**311,656**
Depreciation 31.12.2003	**0**	**36,449**	**51,060**	**41,999**	**18,809**	**5**	**148,322**
Currency change	0	(463)	(1,394)	(80)	(227)	0	(2,164)
Depreciation 2004	0	4,689	9,985	5,782	2,274	0	22,730
Disposals	0	(77)	(2,079)	(3,476)	(2,858)	0	(8,490)
Reclassifications	0	0	278	(300)	0	0	(22)
Depreciation 31.12.2004	**0**	**40,598**	**57,850**	**43,925**	**17,998**	**5**	**160,376**
Book value 31.12.2004	**9,691**	**76,869**	**43,846**	**10,930**	**6,672**	**3,272**	**151,280**
Book value 31.12.2003	**9,686**	**79,330**	**48,517**	**11,180**	**8,571**	**3,757**	**161,041**

Additions in property, plant and equipment, at €4.0 million, relate to technology improvements to prepare for manufacturing of pipeline products at the Irish production site. SCHWARZ PHARMA invested €2.6 million for new buildings because of the transfer of the production facilities from Ireland to Germany. Expansions of the production facilities in the U.S. (machinery and technical equipment) led to capital expenditures of €3.8 million. At the Monheim site in Germany, SCHWARZ PHARMA completed construction of its new kindergarten in 2004. The related investments for buildings totaled €0.6 million. Additional investments in technical equipment are attributable mainly to computers and company cars for the Company's sales force.

Disposals of machinery are due to the replacement of assets in connection with the transfer of the production facilities. Disposals of operating equipment relate to assets which were previously recognized as capital leases. Due to contractual changes, operating equipment is now to be classified as operating leases.

Intangible assets

	Concessions, patents and similar rights	Intangible asset benefit pension plan	Trade-marks	Licenses and similar rights	Goodwill	Advance payments on intangible assets	Total
Acquisition cost 31.12.2003	**4,611**	**2,674**	**58,183**	**308,801**	**116,752**	**2,739**	**493,760**
Currency change	(167)	0	(317)	(9,553)	(4,917)	0	(14,954)
Additions	12	681	110	5,448	0	790	7,041
Disposals	(2,262)	(191)	0	(235)	(32,339)	0	(35,027)
Reclassifications	0	0	0	31,884	2,426	(2,582)	31,728
Acquisition cost 31.12.2004	**2,194**	**3,164**	**57,976**	**336,345**	**81,922**	**947**	**482,548**
Amortization 31.12.2003	**3,063**	**0**	**29,012**	**173,442**	**74,253**	**0**	**279,770**
Currency change	(88)	0	(181)	(4,929)	(4,420)	0	(9,618)
Amortization 2004	261	0	5,332	24,460	0	0	30,053
Disposals	(2,262)	0	0	(55)	(32,339)	0	(34,656)
Reclassifications	0	0	0	15,212	2,426	0	17,638
Amortization 31.12.2004	**974**	**0**	**34,163**	**208,130**	**39,920**	**0**	**283,187**
Book value 31.12.2004	**1,220**	**3,164**	**23,813**	**128,215**	**42,002**	**947**	**199,361**
Book value 31.12.2003	**1,548**	**2,674**	**29,171**	**135,359**	**42,499**	**2,739**	**213,990**

Additions to intangible assets amounting to €7.0 million mainly relate to the acquisition of distribution rights for the Swiss market, the capitalization of various software worldwide (sales force, ERP systems, research software etc.) and the acquisition of trademarks in Germany. Prepayments on intangible assets were made primarily for the installation and upgrading of various software.

The reclassifications on licenses and similar rights concern the termination of the joint venture with the Madaus AG on December 31, 2004 (12 p.m.). As a consequence of the segregation of the partnership each company will take back the assets contributed to the joint venture. The carrying values related to the joint venture will be transferred to the product licenses taken over by SCHWARZ PHARMA Deutschland GmbH.

In 2004, amortization of €30.1 million comprises regular amortization of intangible assets within the SCHWARZ PHARMA Group.

Amortization of intangible assets for future years total €23,096 thousand for 2005, €22,612 thousand for 2006, €20,474 thousand for 2007, €18,209 thousand for 2008 and €10,055 thousand for 2009.

The net carrying value of intangible assets that are not amortized on a regular basis due to indefinite useful lives (product rights) totals €22,176 thousand.

Long-term investments

	Investments in affiliated companies	Investments in associated companies	Long-term securities	Total
Acquisition cost 31.12.2003	**1,150**	**36,982**	**8,285**	**46,417**
Currency change	0	0	(58)	(58)
Additions	30	0	8,665	8,695
Disposals	0	(4,545)	0	(4,545)
Reclassifications	0	(31,700)	0	(31,700)
Acquisition cost 31.12.2004	**1,180**	**737**	**16,892**	**18,809**
Depreciation 31.12.2003	0	15,327	793	16,120
Currency change	0	0	(58)	(58)
Depreciation 2004	0	2,289	0	2,289
Reclassifications	0	(17,616)	0	(17,616)
Depreciation 31.12.2004	**0**	**0**	**735**	**735**
Book value 31.12.2004	**1,180**	**737**	**16,157**	**18,074**
Book value 31.12.2003	**1,150**	**21,655**	**7,492**	**30,297**

Disposals in associated companies relate to the net book value of the Hoyer-Madaus joint venture established in 1999. The joint venture Hoyer-Madaus which was commonly held by the partners SCHWARZ PHARMA Deutschland GmbH, and Madaus AG, Cologne, was terminated on December 31, 2004 due to differences in strategic focus. As a consequence of the segregation of the partnership each company will take back the assets contributed to the joint venture. The carrying values related to the joint venture were transferred to the product licenses, taken over by SCHWARZ PHARMA Deutschland GmbH. A remaining sub-operation of Hoyer-Madaus GmbH & Co. KG is expected to be liquidated in 2005.

During the current year SCHWARZ PHARMA Ltd., Ireland, purchased the rights for a new formulation technology from Lipocine Inc., Salt Lake City, USA. The purchase was subject to an equity investment of USD 10.4 million in Lipocine Inc. and is therefore shown as an increase in long-term securities. Long-term investments are included in the balance sheet under "Long-term investments and other assets".

20. Investments

Information regarding the Company's investment in securities is as follows:

	2003	2004
Cost of available-for-sale securities	8,800	7,492
Unrealized gains/losses	3,562	0
Fair value of investment securities (available for sale)	**12,362**	**7,492**

These investments are included in the item "Marketable securities" and "Long-term investments and other assets". The Company does not own any held-to-maturity securities; for this reason only held-for-trading and available-for-sale securities are listed.

During the current year SCHWARZ PHARMA Ltd., Ireland, purchased the rights for a new formulation technology from Lipocine Inc., Salt Lake City, USA. The purchase was subject to an equity investment of USD 10.4 million. The investment is measured at cost so that the corresponding acquisition cost of the investments amounts to €8,671 thousand. In accordance with FAS 107.14 and FAS 107.15 "Disclosures about Fair Value of Financial Instruments" SCHWARZ PHARMA determined that obtaining a fair value of the investment is not practicable. As a fair value can not be readily estimated and no events or changes in circumstances occurred which could have a material impact on fair value, the investment has not been tested for impairment.

In addition, SCHWARZ PHARMA Inc., USA, disposed of 306,100 shares of Axcan Pharma Inc. in 2004, after it already sold 443,900 shares in 2002. In connection with the formation of the joint venture AXCAN SCHWARZ in 1997, SCHWARZ PHARMA purchased 750,000 special convertible bonds of Axcan Pharma, Canada, amounting to €6.6 million plus an additional premium of €1.3 million. Afterwards each convertible bond was exchanged into one ordinary share of Axcan Pharma Inc.

The investment in these equity securities was classified as available-for-sale investment.

21. Borrowings and Credit Arrangements

Long-term debt as of December 31 consisted of:

	Range of interest rates %	Due date	2003	2004
Germany:				
Bank loans	5.5 – 6.8	2004 – 2007	58,236	56,327
	(2003: 5.5 – 6.8)			
Foreign:				
Bank loans	4.2 – 6.9	2005	8,112	3,410
	(2003: 4.2 – 6.9)			
State loans	0.0	2005 – 2014	3,476	3,478
Total long-term debt			69,824	63,215
Less current portion of long-term debt			6,656	15,871
Long-term debt, net			**63,168**	**47,344**

Nominal amounts of long-term debt payable during the five years ending December 31, 2005 through 2009 are €15,871 thousand, €9,972 thousand, €35,369 thousand, €543 thousand and €544 thousand (thereafter, €916 thousand, with a term of more than five years), respectively.

The Company and certain subsidiaries have various unsecured bank loans, which all bear interest at fixed rates.

In addition, the Company has domestic and foreign line of credit agreements with banks totaling €186.0 million, none of which was used as of December 31, 2004. The interest on borrowings is based upon the terms of each specific arrangement and is subject to current market conditions. Certain agreements contain conditions requiring the maintenance of certain pre-defined financial ratios or other restrictions. Included among these are restrictions on new debt, minimum equity, or the maintenance of various financial ratios in connection with the cost of the outside financing. The Company does not anticipate that future borrowings will be affected by the terms of these agreements.

Short-term debt includes notes payable and bank overdrafts. No short-term bank loans were taken as of December 31, 2004. Cash paid for interest was €4.7 million in 2004, €13 million in 2003 and €12 million in 2002.

22. Credit Risk

The Company periodically reviews the creditworthiness of counter-parties to foreign exchange and other agreements and does not expect to incur a loss from failure of any counter-parties to perform under the agreements. Concentrations of credit risk with respect to trade receivables are limited, due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required.

23. Shareholders' equity

In fiscal year 2004, the development of accumulated other comprehensive income (loss) was as follows:

€ in thousand	Exchange rate difference	Unrealized holding gains (losses) on securities	Additional minimum pension liability adjustments	Appreciation of non-vested SAR's	Accumulated other comprehensive income (loss)
As per 1.1.	(33,291)	2,251	(466)	0	(31,506)
Change	(28,049)	(2,251)	(576)	0	(30,876)
As per 31.12.	**(61,340)**	**0**	**(1,042)**	**0**	**(62,382)**

The unrealized holding gains (losses) on securities and additional minimum pension liability are presented net of deferred tax amounting to €652 thousand, €795 thousand, and € –1,201 thousand for 2004, 2003 and 2002, respectively.

The Annual Shareholders' Meeting decided on May 15, 2002, to reclassify the share capital of SCHWARZ PHARMA AG. Each existing share of SCHWARZ PHARMA AG representing a portion of the share capital amounting to €2.60 was replaced by two shares with a portion amounting to €1.30 each. The purpose of this transaction was to increase stock trading liquidity. SCHWARZ PHARMA AG did not receive new capital.

The Company's repurchases of common stock are recorded as a separate item in shareholders' equity and reduces common stock as well as additional paid in capital according to the underlying treasury method.

Upon approval of the Supervisory Board the Company sold 600,000 treasury shares in 2002, whereas no shares were purchased or sold in 2004 and 2003. The number of treasury shares sold to employees amounted to 9,720 in 2004, 11,420 in 2003, and 10,630 in 2002 (each number after stock split).

24. Financial Instruments

Fair Value of Financial Instruments

The financial instruments portfolio of SCHWARZ PHARMA includes cash and cash equivalents, as well as short and long-term debt instruments. The most significant instrument, long-term debt, had carrying and fair values totaling €47,344 thousand and €52,194 thousand, respectively at December 31, 2004. The corresponding amounts at December 31, 2003 were €63,168 thousand and €69,343 thousand, respectively. Overall the carrying values of the other instruments corresponded to their fair values.

The fair value of long-term debt has been estimated using the discounted cash flow method based on current borrowing rates, currency exchange rates and remaining maturities.

Derivative Financial Instruments

At December 31, 2004, two long-term interest rate options had remaining maturities of more than seven years, and one interest rate option had a remaining maturity of 26 months. All currency futures transactions had maturities within the next twelve months.

The table below presents the aggregate nominal amounts and carrying values, which correspond to the fair values of the Company's derivative financial instruments outstanding as of December 31, 2004 and 2003.

	2003		2004	
	Nominal value	Carrying value	Nominal value	Carrying value
Forward contracts	40,816	(815)	10,405	144
Interest rate swaps	47,500	5	25,000	96
Interest rate caps	–	–	50,000	799
Options	–	2,036	–	3,453
Total	88,316	1,226	85,405	4,492

25. Commitments

Capital Leases

Until 2003, the Group companies concluded certain non-cancelable leases relating to office equipment, which met the requirements of capital leases according to U.S. GAAP and were shown in property, plant and equipment. During the reporting year various new leasing contracts were concluded with the result that now all leases are classified as operating leases. Thus, the Company no longer capitalizes the corresponding leased objects. The carrying values of the capitalized leased assets as of December 31, 2003 and 2004 were as follows:

	2003	2004
Other equipment	2,737	0
Less accumulated depreciation	1,809	0
Net capitalized leased assets	**928**	**0**

Operating Leases

The group companies lease automobiles, certain equipment, office and storage facilities under various lease agreements. Rental expenses under these leases were approximately €14,966 thousand, €16,668 thousand, and €17,045 thousand in 2004, 2003 and 2002, respectively. There are also financial obligations regarding future investments for expansion as well as purchase obligations. These obligations totaled €15,793 thousand as of December 31, 2004. Aggregate future minimum annual rental payments required under the operating leases at December 31, 2004, are as follows:

2005	2006	2007	2008	2009	2010 and thereafter	**Total**	
7,274	5,222	4,016	2,974	2,350	3,258	**25,094**	€ in thousand

Guarantees

The parent company, SCHWARZ PHARMA AG has given a payment guarantee to a creditor as security for a loan taken by SCHWARZ PHARMA Holdings Inc., USA. As of the closing date, this loan to SCHWARZ PHARMA Holdings Inc. totaled €3,289 thousand.

SCHWARZ PHARMA AG has also given a comfort letter to the project manager for the German state of North-Rhine-Westphalia, in which it promises to provide the necessary financing to its subsidiary, SCHWARZ BIOSCIENCES GmbH, for the execution of a development project. As of December 31, 2004, SCHWARZ BIOSCIENCES GmbH had received a pro-rata allowance of €447 thousand.

Furthermore SCHWARZ PHARMA AG has also given a comfort letter to the subsidiary SCHWARZ PHARMA Ltd., U.K., in order to provide financial help and therefore to assure the continuation of the business activities in case the company has to meet obligations arising from the 1999 Pharmaceutical Price Regulations Scheme (PPRS). Depending on the extent these obligations might have a serious impact on SCHWARZ PHARMA Ltd.'s business activities.

In addition, SCHARZ PHARMA AG has made a payment guarantee to a lender to its Spanish subsidiary, CEPA SCHWARZ PHARMA S.L., in the amount of €2,200 thousand to secure a guaranteed credit line. As of December 31, 2004, €2,139 thousand of this line had been used.

26. Contingencies

The Group companies are involved in various litigations arising in the normal course of business, including proceedings based on patent infringement and workers' compensation claims. The Group companies are self-insured for health care, workers' compensation, general liability and, in some countries, also product liability up to predetermined amounts. Risks beyond these amounts are covered by policies with independent insurance companies. The Group companies regularly review the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the proper measurement of established accruals for uninsured liabilities.

The outcome of pending proceedings cannot be predicted with certainty. Please refer to the remarks on risk management above for more information.

27. Events occurring after the balance sheet date

Beyond the developments already described, no events occurred after the balance sheet date, which are of major significance for SCHWARZ PHARMA and would lead to a change in the Group's financial position as well as in the risk assessment.

28. Significant differences between German Commercial Code and U.S. GAAP

There are differences in a large number of individual items between U.S. GAAP and German Commercial Code (HGB). The following items have particular relevance to SCHWARZ PHARMA:

Depreciation on property, plant and equipment and product rights

Movable property, plant and equipment are amortized in the Consolidated Financial Statements according to U.S. GAAP using the straight-line method without exception. Under HGB, in accordance with tax regulations, declining-balance depreciation is permissible to be used in Consolidated Financial Statements. In some cases, estimating longer useful lives for certain product rights following HGB leads to lower depreciation as compared to U.S. GAAP.

Capitalization of direct internal personal expenses

In contrast to HGB but in accordance with U.S. GAAP (SOP 98-1), internal direct general and personal expenses related to self-used software were included in cost value for the first time in 2001.

Acquired Goodwill

The costs of purchasing participating interests in third parties and the market values of the identifiable goods (less liabilities) acquired can be netted against revenue or capital reserves, as permitted by the HGB. However, under U.S. GAAP assets and liabilities are recorded at their fair values and any remaining excess purchase price is recorded as goodwill. Pursuant to U.S. GAAP, scheduled amortization was computed using estimated useful lives between 15 and 20 years (for acquisitions in 1999; earlier acquisitions: up to 40 years) until fiscal year 2001. Since January 1, 2002 goodwill is no longer amortized on a regular basis due to adjusted U.S. GAAP rules, FAS 142 "Goodwill and Other Intangible Assets". As far as goodwill is capitalized under HGB, a useful live of 4 years or any other reasonable estimate is allowed.

Provisions

In the Consolidated Financial Statements according to U.S. GAAP, all pension commitments of the SCHWARZ PHARMA Group are valued uniformly according to FAS No. 87 "Employer's Accounting for Pensions." In contrast, for consolidated accounting purposes under the HGB, the valuation used for domestic companies is based on German tax regulations and the valuation for foreign companies is based on the relevant local regulations.

Under German accounting rules, provisions for deferred maintenance may be recorded as of the balance sheet date if the maintenance measures will be executed within three months of that date. U.S. GAAP does not allow provisions for such maintenance expenses. Furthermore, in contrast to U.S. accounting rules, reserves must also be recorded for contingent liabilities under German rules when the need for the same is sufficiently probable.

Research and development expense

SCHWARZ PHARMA has entered into development contracts with various biotechnology and other technology companies concerning projects at different stages of clinical development. In the majority of cases, up-front payments are made at the time of signing these contracts. Under HGB those payments are regularly capitalized in the balance sheet under intangible assets as prepaid product rights. However, pursuant to U.S. GAAP, these costs are generally recorded as current research and development expenses in the income statement. Under HGB rules, recognition as an expense is only made when the project is first amortized or as a disposal loss when the project is abandoned.

29. Corporate Governance

Declaration of Compliance for the fiscal year 2004 pursuant to § 161 German Stock Corporation Act

The SCHWARZ PHARMA AG has issued the Declaration of Compliance pursuant to § 161 German Stock Corporation Act (AktG) and made it available to its shareholders.

Monheim, February 2005

Patrick Schwarz-Schütte
Detlef Thielgen
Jürgen Baumann
Dr. Klaus Veitinger
Prof. Dr. Iris Löw-Friedrich

Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the SCHWARZ PHARMA Group's operating performance over the last three years.

Net sales

The SCHWARZ PHARMA Group achieved sales of €946.6 million in the reporting year 2004, 36.7% less than in the previous year. This compares to sales increases in 2003 and 2002. In 2003 sales went up by €532.8 million (+55.3%) to €1,496.3 million and by 25.5% to €963.5 million in 2002.

In 2004, exchange rate effects had a negative impact on sales of €44.0 million, as compared to €202.5 million in 2003 and to €23.7 million in 2002. Adjusted for currency effects, group sales would have decreased by 33.8% to €990.6 million in the current year (instead of an effective decrease of 36.7%).

International sales decreased by 43.6% to €722.6 million (as compared to increases of +76.7% in 2003 and +35.5% in 2002). The reason for this decline was mainly the expected decrease in sales of the generic omeprazole in the U.S. due to the entry of multiple generic competitors. Elsewhere, sales developments varied in the different international markets. While sales in Poland and Spain declined due to aggravated competitive conditions by generic products and governmental interventions, sales slightly increased in the remaining international business. In Asia in particular, even if only on a small level, sales are growing at double digit rates.

The German sales company achieved a slight increase in sales of 3.6% to €211.0 million (2003: –8.5%, 2002: +6.0%) in spite of the impact of the health care reforms (e.g. state-mandated 16% price cuts on about 60% of the product portfolio since 2004, fixed-price regulations). On the one hand, this sales increase was due to the strong growth of the actively promoted and patent protected drugs (Atmadisc®, Provas®, Rifun®). In addition, wholesalers stocked up in the last quarter of 2004 due to expected price increases in January 2005. This resulted in higher sales and revenue figures for the company in the fourth quarter of 2004.

The international sales accounted for 76.3% of the Group sales in 2004 as compared to 85.6% in 2003 and 75.1% in 2002. Thereof, the U.S. accounted for 55.7% (2003: 75.3%, 2002: 55.9%), Europe for 40.0% (2003: 22.6%, 2002: 40.7%), and Asia for 4.3% (2003: 2.1%, 2002: 3.4%).

Thus, the breakdown of sales by region is as follows for the 2004 fiscal year:

	Sales (in € million)	Change compared to previous year	Proportion of total sales
Europe	512.7	+ 1.5%	54.2%
(thereof Germany)	*224.0*	*+ 4.0%*	*23.7%*
USA	402.9	– 58.2%	42.5%
Asia	31.0	+ 13.5%	3.3%
Total	**946.6**	**– 36.7%**	**100.0%**

In 2004 the twenty-five top-selling products accounted for 82% of total SCHWARZ PHARMA Group sales. The absolute top seller in 2004 with sales of €229.1 million (2003: 784.3 million) was again the generic gastrointestinal drug omeprazole which was launched on the U.S. market in December 2002.

The most significant sales increase, with €12.3 million (overall €50.5 million; +32.0%), was recorded for the calcium antagonist Verelan PM® (verapamil HCL), a drug for the treatment of hypertension in the U.S. market. Calculated in U.S. dollars, the increase was 45.4% as compared to previous year's sales. In 2004, additional significant sales contributors include nitrates, such as the cardiovascular products Isoket®/Dilatrate® (ISDN), Elantan® (ISMN), and Deponit® (glycerol trinitrate patch), which achieved a total sales volume of €48.5 million (–0.7%), €43.9 million (–0.3%) and €40.7 million (+12.6%). Also the sales of the gastrointestinal drug Rifun® (pantoprazole) increased significantly by 14.0% to €39.0 million.

In contrast to the previous year, sales of Prostavasin® (alprostadil), a drug for the treatment of peripheral arterial occlusive diseases (€36.9 million; +3.4%) again performed positively. The anti-asthma drug Atmadisc® (salmeterol xinafoate) with a growth rate of 22.7% and a sales volume of €36.3 million and the innovative anti-hypertensive drug Provas® (valsartan) with annual sales of €32.1 million (+20.6%) have achieved continuous sales increases. Ferro Sanol® (iron (II)-glycine-sulphate complex) an established drug for the treatment of iron deficiency was able to stand its ground against competing products and contributed €22.2 million (+12.4%) to Group sales.

Gross profit margin was 65.4% of sales in the reporting period as compared to 74.2% in 2003 and 66.3% in 2002. In absolute terms, 2004 gross profit margin declined by €491.6 million or minus 44.3% to €619.4 million as compared to the previous year. This change is primarily attributable to the aggravated competitive situation associated with generic omeprazole and the generic competition to Univasc® (moexipril) in the U.S. In addition, governmental intervention in Europe, such as the state-mandated rebate of 16% in Germany, had a negative impact on gross profit.

In 2003, in absolute terms, the gross profit increased by €472.5 million or 74.0%, and thus improved disproportionate to sales. This increase was primarily the result of marketing generic omeprazole over the whole year in the U.S. (a product with a high share of net sales, but a relatively small share of cost of goods). In addition, production optimization measures taken in 2002 had positive effects. However, these were offset by expense for restructuring measures at SCHWARZ PHARMA Ltd., Ireland.

Also in fiscal year 2002, gross profit improved significantly by 37.0% or €172.5 million. The reason for this increase was primarily the market launch of omeprazole on the U.S. market in December 2002. Sales of products with higher contribution margins (e.g. Univasc®/Uniretic® and Verelan® PM) also contributed to the improvement in gross profit.

Selling expense include promotion expense, sales force expense and other marketing expense. As a percentage of sales, 2004 selling expense remained nearly at the previous year's level: After a decline from 30.4% in 2002 to 26.0% in 2003, they increased slightly to 27.3% of sales in 2004. In absolute terms, however, selling expense declined by €130.4 million to €258.1 million, down from €388.5 million in the previous year. Corresponding to the declining sales of omeprazole in the U.S., licensing fees and profit shares associated with omeprazole have also decreased. In addition, the restructuring measures in Germany in 2003 resulted in cost reductions.

Selling expense decreased further to 26.0% of sales in 2003. An important factor in this reduction in relation to sales was the launch of omeprazole in the USA, which incurred only relatively low selling expenses. The increase in selling expense in absolute terms by €95.3 million compared to the previous year is primarily the result of expenditures due to profit sharing agreements associated with the marketing of omeprazole, and a one-time DTC (direct-to-consumer) marketing campaign (TV spots, approximately €19.0 million), which was conducted for omeprazole.

As a percentage of sales, selling expense decreased to 30.4% in 2002. The absolute increase in selling expense of €39.1 million compared to 2001 was the result of expenditures due to profit sharing agreements associated with the marketing of omeprazole. Further, sales force cost rose as a consequence of taking over external Atmadisc® sales representatives in Germany. On the other hand, promotion expense was reduced – particularly in Germany, France, and Spain.

As a percentage of sales, **general and administrative expense** were slightly above the previous year's level at 9.2% in 2004 (2003: 8.6%, 2002: 8.9%). In absolute terms, however, general and administrative expenses declined by €42.5 million to €86.8 million compared to the previous year. In contrast to 2003, this was primarily due to a significant decrease in legal consulting fees associated with omeprazole.

General and administrative expense totaled €129.3 million in the previous year, which corresponds to an increase of €44.0 million and was mainly caused by legal consulting fees associated with the sales of generic omeprazole in the U.S.

In 2002, general and administrative expense rose by €26.2 million to €85.3 million. In addition to increased insurance premiums and higher personnel expense, this rise in cost was primarily caused by legal consulting fees associated with the sales of generic omeprazole in the U.S.

Research and development expense increased considerably by 37.2% or €53.6 million to €197.7 million in 2004. The 20.9% share of sales accounted for the highest to date. This was primarily due to the rapid progression of the projects in the pipeline. Research and development expense also includes various milestone payments for the acquisition of rights for new compounds. More detailed information about each project is provided under the heading "Segment: BIOSCIENCES" in the segment reporting.

As a percentage of sales, 9.6% of sales were spent for research and development in the previous year, compared to 12.9% in 2002. This decrease as a percentage of sales is the result of the successful marketing of omeprazole. Excluding the income from omeprazole, the share of research and development expenses would have been 20.2%. This increase compared to the previous year reflects the advanced development activities of the SCHWARZ PHARMA pipeline.

Amortization of intangible assets

In the reporting year 2004 amortization of intangible assets decreased by €1.2 million compared to the previous year. This decline is the result of the disposal of product rights in the U.S. in 2003 and changes of currency exchange rates. At the same time, depreciation on software licenses and on new acquired rights rose only slightly.

In 2003, amortization of intangible assets declined by €3.0 million as a result of exchange rate effects and the divestiture of two product rights in the US in the first quarter of 2003. A small counter effect resulted from increased amortization for other rights, especially software.

The decrease of this item in 2002 by €3.4 million compared to 2001 was primarily due to the discontinuation of amortization of goodwill according to FAS 142, "Goodwill and Other Intangible Assets," effective as of January 1, 2002. In addition, amortization for product rights, patents and other rights declined slightly by €0.8 million.

Impairment loss pursuant to FAS 144

No recognition of impairment losses according to FAS 144 was necessary in the 2004 fiscal year. Impairment tests of product rights, which are not subject to regular amortization, did not result in any occasion for such recognition. In addition, there were no indications under FAS 144.8, which would have made any special impairment tests necessary.

In 2003, due to the disposal of two product rights at SCHWARZ PHARMA Inc., USA, the Group recorded impairment losses totaling €25.6 million. Pursuant to FAS 144, the carrying amount of a long-lived asset must be reviewed and, if necessary, written down to its fair value if the asset is to be disposed of. This was the case with regard to the respective product rights in the first quarter of 2003.

In 2002, the impairment loss in the amount of €3.1 million included a product right in Germany (€2.0 million) and investments of SCHWARZ BIOSCIENCES Inc. in the U.S. company, Alviva Inc. (€1.1 million). These impairment losses are calculated as the difference between the carrying value of the product right or asset and its fair value, which reflects discounted future cash flows.

Other operating income increased by 47.3% to €14.9 million, compared to €10.1 million in the previous year. This is due to a milestone payment of €4.1 million from Otsuka Pharmaceuticals Ltd., Tokyo, Japan. **Other operating expense** decreased by €83.0 million to €58.8 million in 2004. This sharp decline is a result of the significantly lower profit shares for Genpharm and Andrx due to the decreasing omeprazole sales. This item also includes the expense for the settlement of the legal disputes concerning omeprazole between the U.S. affiliate KUDCo and Mylan Pharmaceuticals Inc. as well as Esteve Quimica S.A.

Other operating income in 2003 includes various items, such as received income from services or reversal of accruals, which cannot be allocated directly to one of the functional areas. As in the previous year, other operating expense increased due to the profit sharing payable to Genpharm and Andrx for generic omeprazole (in 2002, omeprazole marketing only started in December). In exchange, the contract partners had waived their claims to the exclusive marketing rights of a generic omeprazole within the first 180 days after the introduction on the market.

The largest portion of Other operating income in 2002 resulted from an up-front payment of €5.0 million as well as from the first milestone payment amounting to €3.0 million from Otsuka Pharmaceuticals Ltd., Japan for the exclusive development and marketing rights for rotigotine in Japan. In addition, SCHWARZ PHARMA received the final settlement payment from Genentech Inc., USA for Nutropin (€0.8 million). Compared to the previous year, other operating expenses showed a sharp increase. This is primarily due to expenses for profit sharing agreements with Genpharm and Andrx.

Interest and similar income rose by €0.4 million to €5.4 million in 2004. This is a direct result of the positive cash flow from operating activities from the current and the previous year. This cash flow could be profitably invested.

In 2003, interest and similar income rose by €2.6 million to €5.1 million, which was mainly attributable to a better net cash position of the SCHWARZ PHARMA Group.

Interest and similar income totaled €2.5 million in 2002 as compared to €3.6 million in 2001. One primary reason for the decrease in income in 2002 compared to previous years is the non-recurring interest income (2001: €2.0 million) from the outstanding principal payment for the AXCAN-SCHWARZ LLC joint venture. Axcan Pharma Inc. of Canada had repaid the outstanding principal from the sale of the joint venture ahead of time and in full on June 30, 2001.

In 2004, **interest and similar expense** could be reduced by €3.0 million to €6.8 million. This is primarily attributable to the reduced use of debt of SCHWARZ PHARMA AG and SCHWARZ PHARMA Holdings Inc., USA, as well as low interest rates. Consequently, the financial result was €–1.4 million and improved by €3.3 million compared to the previous year.

Interests and similar expense decreased to €9.8 million in fiscal year 2003. This was primarily attributable to the reduced use of debt of SCHWARZ PHARMA AG and SCHWARZ PHARMA Holdings Inc., USA. Due to cash inflows from operating activities, short-term bank loans were almost completely redeemed, and net long-term liabilities from bank loans were reduced substantially. Net interest reduced from €–9.1 million to €–4.7 million.

Interest expense amounted to €11.6 million in 2002, which was significantly above the previous year's expense of €8.0 million. This increase reflects the normal use of debt in the fiscal year 2002. By converting short-term debt into long-term debt SCHWARZ PHARMA has locked in favorable interest rates over the long term. The debt position of the SCHWARZ PHARMA Group could only be reduced in the last quarter of 2002 by increasing cash flows from operating activities. Consequently, the net interest loss increased to €–9.1 million.

Other income (expense) totaled €17.9 million, which is €3.2 million more than in fiscal year 2003. The increase of other income is primarily due to the higher positive one-time effects as compared to the previous year. In the reporting year, this item includes a gain from the divestiture of the pantoprazole licensensing right to Altana in the amount of €14.9 million and positive earnings contributions of €2.7 million from the disposal of shares in Axcan Pharma Inc., Canada. Moreover, this position reflects the final equity income of €1.5 million from the Hoyer-Madaus joint venture, which was accounted for using the equity method until December 31, 2004. In the previous year, other income (expense) contained primarily expense for the settlement of a legal dispute in the U.S. and gains from the disposal of a product right. Besides marginal foreign currency effects this position also includes gains and losses from the disposal of assets and other non-operating income and expense.

In 2003, other income of €14.7 million increased only slightly as compared to the previous year (+0.8%). This item includes income of €8.0 million arising from the settlement of legal disputes in the U.S. and revenues from the divestiture of an U.S. product right (€6.4 million). The equity income from the Hoyer-Madaus joint venture declined from €3.6 million in 2002 to €1.7 million in 2003. In addition, this item contains positive effects from the valuation of foreign currency accounts (receivable/payables) at spot rate and from other hedging transactions as of the balance sheet date totaling to €7.0 million.

The significant reduction of Other Income in 2002 compared to 2001 is primarily a result of the one-time principal payment by Axcan Pharma Inc., Canada, in 2001 in the amount of €42.9 million. Adjusted for this effect, the remaining income actually shows an increase of €4.5 million. This income is mainly due to the disposal of product rights in Spain (€6.3 million), Italy (€2.6 million) and in the U.S. (€1.2 million) as well as the income from the Hoyer-Madaus joint venture of €3.6 million.

The **income tax rate** increased to 89.9% in the 2004 reporting year. The reason for this significant higher tax rate is mainly attributable to the fact that profits were achieved in countries with high tax rates, and losses were incurred in countries with relatively low tax rates. At the same time, non-deductible selling expenses have a correspondingly stronger negative effect if only marginal profits are attained, especially in some European countries.

The previous year's income tax rate was 50.9%. The main factor for the unfavorable increase in the tax rate were changes in the German tax law that resulted in a depreciation of a tax receivable for a claim from the reduction in corporate taxes for dividend distributions in fiscal year 2003. The high tax rate is also attributable to non-deductible one-time effects in the U.S.. The increase in earnings generated in the U.S. also had a negative impact on the income tax rate.

The income tax rate in 2002 was above the level of the previous year at 39.8%, since a large portion of taxable income incurs in the U.S. and various selling expenses are not tax deductible in a number of countries.

Net income declined by 98.6% to €1.8 million in 2004, whereas in 2003 it increased by 173.8% over 2002 to €132.5 million. Exchange rate effects decreased net income in the past three fiscal years: Net income was reduced by exchange rate effects amounting to €7.2 million in the reporting year 2004, while in 2003 this effect resulted in the reduction of income by €40.5 million, and in 2002 by €2.6 million.

Adjusted for currency effects, net income decreased in 2004 by 93%, whereas it increased by 258% in 2003 and by 26% in 2002. As a percentage of sales, net income was 0.2% in 2004, compared to 8.9% in 2003 and 5.0% in 2002.

Significant changes in 2004 and 2003 pre-tax income related to:

2004

- Marketing of generic omeprazole in a demanding competitive environment with a decreasing contribution to earnings
- Expense of US$50 million (€41.0 million) due to the settlement of legal disputes
- Gains of €14.9 million from the divestiture of the license right to pantoprazole
- Milestone payment in the amount of €4.0 million from Otsuka, Japan
- Research and development expenses increased yet again by €53.6 million to €197.7 million

2003

- Marketing of the generic omeprazole
- Income of €8.0 million from the settlement of legal disputes
- Gains of €6.4 million on disposal of product rights
- Impairment loss of €25.6 million pursuant to FAS 144
- Increased research and development expenses by €19.8 million to €144.0 million

2002

- Income of €8.0 million from the sale of exclusive marketing rights for rotigotine in Japan
- Gains of €10.0 million on disposal of product rights
- Impairment loss of €3.1 million pursuant to FAS 144
- Increased R&D expense by €17.3 million to €124.2 million

PRODUCTION

Market development, production quantities, and utilization of capacities

The demand for SCHWARZ PHARMA products did not correspond to the overall development of the market. The decrease of fine chemicals business with third parties in particular was more significant than expected. Otherwise, SCHWARZ PHARMA was able to expand the business with third parties significantly, both in the pharmaceutical production and in packaging, which led to a better efficiency of production capacities.

For our European sites, the year 2004 was characterized by the realignment of our production facilities into competency centers and by preparations for manufacturing the products from clinical development.

1. Strategic re-orientation:

- Termination of the pharmaceutical production in Shannon, Ireland
- Transfer of pharmaceutical production to Zwickau, Germany
- Investments in Zwickau of €1.8 million
- Modernization of the Shannon site

Restructuring measures at the Shannon site were continued. As a result of declining demand for fine chemicals and the transfer of pharmaceutical production, at the end of 2004 Shannon had about 56 employees less than at the end of 2003.

2. Pipeline products:

- Production of compounds for clinical studies in Shannon, Ireland
- Production of the test medication in Zwickau, Germany
- Reorganization of the supply chain design for global marketing
- Site preparation for pre-approval inspections

In preparation of the transfer of pharmaceutical production and to cover demand until official approval is received in all countries, significantly more pharmaceutical products were produced at the site in Shannon than in the previous year. This additonal production resulted in greater utilization of capacities and an increase in inventories of €14.0 million. We expect most of this additional inventory to be used by the end of 2006. Adjusted for these one-time effects the production of nitrates (isosorbid dinitrate and isosorbid-5-mononitrate) slightly decreased. The synthesis of the compound moexipril, previously procured from third parties, was established in Shannon, Ireland. At the Zwickau site, the constant growth of Ferro Sanol in particular permitted greater utilization of capacities.

Machinery/equipment/processes

The concentration of pharmaceutical production at the Zwickau site was used to optimize production capacities by retiring equipment that was no longer needed. SCHWARZ PHARMA Produktionsgesellschaft invested a total of €2,576 thousand in 2004, of which €1.8 million was used for expanding the Zwickau site. With the reorientation of the Shannon site a long-term investment program was launched which aimed at fundamentally modernizing the buildings, equipment, and processes, in particular with respect to environmental protection and safety. €4.0 million have already been invested in this area in 2004.

OUTLOOK 2005

Successes in research and development lead to a continuation of high R&D expense

The development projects of SCHWARZ PHARMA Group made significant progress in 2004. SCHWARZ PHARMA has already submitted the applications for marketing approval in the U.S. and European regulatory authorities for rotigotine transdermal system. Three projects are now in the final clinical development stage, phase III. They include new drugs for the treatment of overactive bladder, diabetic, neuropathic pain and epilepsy. A further project for the treatment of the so-called restless legs syndrome is scheduled to enter Phase III in spring 2005.

SCHWARZ PHARMA is encouraged by these successes and feels committed to push the further development of the pipeline even more strongly. As is true for every pharmaceutical company conducting research however, there are uncertainties with respect to the future market approval and successful market introduction of the new potential drugs. These could have a significant impact on the business development of the SCHWARZ PHARMA Group in the coming years.

The development of additional products for the U.S. market is making good progress; in 2004 the affiliate launched the first three products. In the course of 2005 further products should be introduced in the market, which will strengthen the U.S. business and which will prepare the launch of products from own clinical development. As a result of competition in the U.S. omeprazole market, cash flow generated from the marketing of KUDCo's generic omeprazole will be lower than the 2004 cash flow. However, SCHWARZ PHARMA's plans for 2005 do not foresee any need for additional debt or equity. Should acquisitions or major product purchases result in a greater need for funding, sufficient committed lines of credit are available in addition to existing liquid funds. SCHWARZ PHARMA AG could also cover these requirements by issuing common shares or non-voting preferred shares or convertible debentures.

The trend towards reforms in the public health care systems, characterized by governmental intervention in the pharmaceutical market, will also be continued in the current year, especially in Europe. This will lead to an increasing pressure on profit margins in the future and also have a corresponding effect on the sales and earnings situation of the SCHWARZ PHARMA Group. SCHWARZ PHARMA is facing this risk with continual measures to increase cost efficiency and to develop new sales potentials.

Thus, for the 2005 fiscal year just started, the Company expects a sales volume of about €850 million. Additional sales contributions by the new U.S. products, will not fully compensate declining sales of generic omeprazole in the USA, as well as negative effects from health care reforms, especially in Germany. It is expected that the contributions from the affiliates will be compensated by the high level of research and development expense, pre-marketing activities for innovative drugs from the clinical development and by investments for the expansion of the U.S. business. Overall, SCHWARZ PHARMA Group thus again expects a break-even annual net income for 2005.

DISCUSSION OF BALANCE SHEET

The Consolidated Balance Sheet shows the Company's financial position at year-end in comparison to previous year-end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

As a result of currency rate changes during the year shareholders' equity reduced by €28.0 million. Due to the continued strength of the Euro (particularly against the US dollar) the weaker foreign currency rates also resulted in decreases in assets, particularly in goodwill, property, plant and equipment, as well as in accounts payable and various accrual accounts.

In 2003, there was a change in the accounting treatment of accruals for returns at two U.S. companies. Before 2003, these accruals were deducted directly from receivables, whereby SCHWARZ PHARMA Inc. and Kremers Urban Inc., USA, reported the net accounts receivable. Since 2003, accounts receivables have been reported at gross, i.e., before deduction of accruals for sales returns. The accruals are now recognized as long- or short-term accrued liabilities, depending on their maturities. The values of the year 2002 have been adjusted accordingly to ensure comparability with reporting for fiscal years 2004 and 2003.

As of December 31, 2004, **cash and cash equivalents** of the SCHWARZ PHARMA Group decreased to €184.4 million compared to €207.7 million on December 31, 2003. On the one hand, this decrease is a result from the lower cash flows from operating activities, which is reflected in lower group net income. Furthermore, the dividend payment of €27.2 million to SCHWARZ PHARMA AG shareholders led to a cash outflow. This decrease in liquidity could partly be compensated by a reduction in working capital. This figure is defined as the balance of accounts receivable, inventories, prepayments, and accounts payable.

On December 31, 2003, **marketable securities** included shares of the former joint venture partner, Axcan Pharma Inc., Canada. All of the shares were sold during 2004 with proceeds of €5.0 million resulting in a profit of €2.6 million. In addition, the pension trust fund of €1.1 million recorded at the end of 2003 was transferred to a legally independent and registered association during the reporting year and is thus no longer included in the consolidated balance sheet.

Accounts receivable increased by €58.2 million to €220.5 million at the end of the 2004 fiscal year, compared to €162.3 million in 2003. This increase was essentially due to the recognition of a tax refund by the U.S. subsidiaries amounting to US$46.6 million (€34.2 million) as a result of reorganization within the U.S. group. In the context of this reorganization the U.S. entities were aligned along their functional activities: Administration, manufacturing as well as sales and marketing. The sales and marketing affiliates were additionally divided into branded and generic business. This enables the US group to react on the structural changes arising from the upcoming marketing of the pipeline products. As a result of this reorganization the US group could realize a one-time tax refund claim in the current year (increase of position "Other receivables"). This refund claim is almost compensated by a current deferred tax liability as the one-time tax benefit of 2004 will be reversed in future years. Consequently the balance sheet items "Accounts receivable" and "Tax liabilities" show significant changes compared to previous year.

In addition, accounts receivable increased due to end of year sales in 2004. Furthermore, the receivable from the divestiture of the pantoprazole license right, pursuant to the contract, was only partially paid at the end of the year, which thus resulted in an increase in receivables as of December 31, 2004 compared to December 31, 2003.

Inventories were reduced by €32.2 million to €83.6 million on December 31, 2004 (2003: €115.8 million). This was primarily due to the reduction of inventories for omeprazole in the USA. This reduction in inventories reflected lesser quantities as well as lower inventory values due to declines in the purchase price of the omeprazole compound. The increase of backup inventories at the SCHWARZ PHARMA Produktionsgesellschaft mbH owing to the pending transfer of production facilities from Shannon, Ireland to Zwickau, Germany, could be compensated through the continued optimization of inventory management at the SCHWARZ PHARMA Produktionsgesellschaft mbH and other companies of the Group.

Prepaid expense increased by €1.5 million to €8.7 million in the reporting year. As in the previous year, this increase reflects prepayments by SCHWARZ BIOSCIENCES Inc. to contract research organizations for certain clinical studies. Furthermore, this item includes prepaid taxes of SCHWARZ PHARMA Schweiz AG, Switzerland at the end of 2004.

Fixed assets, net of accumulated depreciation, fell by 6.1% to €151.3 million in 2004. Scheduled amortization of €22.7 million and the negative current exchange rate difference of €3.1 million exceed the investment volume of the reporting year by €18.6 million. Additions to fixed assets are primarily related to the expansion of the Irish production facility for the manufacturing of compounds from the research and development pipeline, as well as to investments for the completion of the production facilities in Zwickau, Germany. Various investments for replacement and expansion of equipment were also made. The consequence of the excess of amortization over the investments volume, plus the effect of the reduced amount of asset disposals, is a reduction of net fixed assets by €9.8 million.

Goodwill and other intangible assets decreased by €14.6 million to €199.4 million in 2004, as compared to December 31, 2003 (2003: €214.0 million). Scheduled amortization and unfavorable exchange rate effects led to a reduction in goodwill and other intangible assets. This decline was partly compensated by an increase of intangible assets as a consequence of the dissolution of the joint venture Hoyer-Madaus GmbH & Co. KG. SCHWARZ PHARMA and Madaus AG decided to terminate the joint venture at the end of 2004 due to differences in the strategic focus. As a consequence of the segregation of partnership on December 31, 2004, each company took back the assets contributed to the joint venture in the past, particularly product rights. These are now accounted for at SCHWARZ PHARMA Deutschland GmbH as product rights, instead of being recognized as an investment in the Hoyer-Madaus joint venture.

Furthermore, investments were made in intangible assets totaling €7.0 million. These investments related mainly to the repurchase of the distribution rights for the Swiss market. In addition, this item also reflects the capitalization of a number of software products worldwide (ERP software, laboratory software etc) and the acquisition of trademarks in Germany.

Long-term investments and other assets declined from €39.7 million on December 31, 2003 to €28.7 million as of December 31, 2004. This decrease resulted primarily from the dissolution of the Hoyer-Madaus joint venture and the related transfer of book values to product rights. The "long-term investments and other assets" at year end reflect only a remaining sub-operation of the joint venture, which will be liquidated in 2005.

A counter effect resulted from the acquisition of the rights to a new formulation technology from Lipocine Inc., Salt Lake City/USA by SCHWARZ PHARMA Ltd., Ireland. The purchase was subject to an equity investment in Lipocine Inc. totaling USD 10.4 million. Lipocine's patented technology improves the therapeutic characteristics of various medications. SCHWARZ PHARMA received the exclusive global rights for a range of compounds.

In addition to the acquisition of rights, the increase is also due to the increased value of derivative financial instruments in connection with hedging activities associated with the Company's stock appreciation right programs.

Total debt (short and long-term) fell slightly to €63.3 million as of December 31, 2004 from €76.9 million in 2003. This reduction is primarily attributable to ordinary loan repayments, mainly in Germany and the USA. Since the loan of SCHWARZ PHARMA AG will be due in the next twelve months, it has been reclassified from long-term debts to "Current portion of long-term debt". Overall, liabilities to bank loans could be reduced through cash flows from operating activities. In spite of the heavily increased research and development expense it was not necessary to increase debt.

Accrued liabilities and other current liabilities decreased slightly from €181.7 million in 2003 to €167.9 million in 2004. The main reasons for this decrease were the reduced accrued current liabilities for profit participations, legal consulting fees, litigation costs and other liabilities associated with the marketing of generic omeprazole, and a partial reclassification to "non-current accrued liabilities". As compared to fiscal year 2003, earnings from generic omeprazole decreased in the reporting year, as expected, due to the changed competitive situation. Consequently, all liabilities related to omeprazole were reduced. In addition, the provisions for the restructuring measures in Germany and Ireland accrued at the end of 2003 were mostly consumed. Furthermore this position includes outstanding invoices of the research division, which had not been submitted to the Company by year end.

Income and other tax liabilities rose in 2004 by €49.2 million to €84.7 million as a result of deferred tax liabilities of the U.S. affiliates. Due to reorganization within the U.S. group these liabilities will not become due until the next tax assessment period (see notes on "receivables").

Other accrued and non-current liabilities declined by €20.9 million to €65.0 million as of December 31, 2004 compared to €85.9 million in 2003. This decline is mainly the consequence of the partial reversal of accruals for discounts and returns in connection with the generic omeprazole of the U.S. affiliate KUDCo in the USA. This partial reversal of US$ 40.0 million was due to the changed competitive situation associated with generic omeprazole.

While **common stock** increased by €0.7 million, **additional paid-in capital** rose by €7.2 million. These changes in equity are the result of the conversion of 501,611 stock option rights as part of employee stock option programs. In addition, the company issued 9,720 employee shares from its treasury stock. The proportion of treasury stock consequently decreased by €0.2 million and hence led to a corresponding increase of shareholders' equity.

DISCUSSION OF CASH FLOWS

The Consolidated Statement of Cash Flows reflects the change of cash and cash equivalents of the SCHWARZ PHARMA Group in the course of the fiscal year 2004 and is prepared in accordance with FAS 95 "Statement of Cash Flows". Cash flows from operating, investing and financing activities are differentiated. After a rise in cash and cash equivalents in the previous year by €46.4 million to €207.7 million, cash and cash equivalents decreased by €23.3 million to €184.4 million in fiscal year 2004.

Cash Flow from Operating Activities

At €47.3 million, cash flow provided by operating activities was 72.9% below the previous year's figure (€174.2 million). This decrease in cash inflows is mainly attributable to the 98.6% reduction in Group net income. The significant decline in net income compared to 2003 is influenced by the sharp increase in research and development expense (€+53.6 million, +37.2%), and expense for the settlement of a lawsuit in the USA (€40.0 million), as well as the declining sales contribution from generic omeprazole of the affiliate KUDCo. In addition, the change in other assets and liabilities resulted in a cash outflow of €10.0 million (2003: €–39.5 million). This development was due to a reduction of inventories, liabilities and accruals with a concurrent increase in receivables. The increase in receivables was primarily due to a tax refund claim recognized at year end against U.S. tax authorities. The sales development in the fourth quarter of the reporting year also led to an increase of receivables as of December 31, 2004, particularly in the USA and in Germany. The reduction in liabilities and accruals (particularly long-term accruals) is primarily the consequence of the reversal of accruals for returns and discounts in the amount of US$ 40.0 million in connection with the generic omeprazole.

In 2003, cash flow provided by operating activities slightly decreased by 8.5% to €174.2 million after having reached a peak level in 2002. The consolidated net income improved significantly by 173.8% to €132.5 million compared to 2002, and thus contributed to the positive cash flow. While depreciation and amortization totaled €54.8 million, impairment losses pursuant to FAS 144 amounted to €25.6 million. The increase of the deferred tax assets resulted in a cash outflow of €66.9 million. This increase was primarily due to deferred tax assets on accruals for returns, which could not be deducted in the U.S. tax calculation in 2003. Net change in other assets and liabilities led to an inflow of €27.4 million. With respect to this item, the change in other accruals and liabilities contributed €63.0 million to cash inflows, while the increase in receivables and inventories led to a cash outflow of €39.6 million. Net change in other assets and liabilities was €4.0 million.

In 2002, cash flow from operating activities increased significantly over 2001 – up €119.2 million to €190.4 million. This was the highest inflow from operating activities in more than five years. Net income improved by 19.5% to €48.4 million. Depreciation and amortization amounted to €58.5 million. The net change in other assets and liabilities led to an inflow of €83.5 million. This development was mainly caused by the 2002 increase in accrued taxes in the amount of €37.6 million, which was primarily the result of revenue generated in the USA. This development was countered by the rise in trade receivables and an expansion of other long-term fixed assets.

Cash Flow used in Investing Activities:

The cash flow used in investing activities was €28.4 million in the reporting year. SCHWARZ PHARMA invested this cash flow primarily in tangible assets, such as the expansion of the production sites in Zwickau, Germany, and in Shannon, Ireland, as well as in Seymour, USA. At the Monheim site in Germany, SCHWARZ PHARMA completed and opened a kindergarten for the children of employees. In addition, €7.1 million was expended for intangible assets. This cash outflow concerns primarily the repurchase of distribution rights for the Swiss market. The company spent €8.7 million for the purchase of marketable securities. This purchase related to the acquisition of the rights for a new formulation technology of Lipocine Inc. This cash outflow was offset by an inflow from the divestiture of marketable securities (shares of Axcan Pharma Inc., USA) as well as product rights in the amount of €6.4 million.

In 2003, cash flow used in investing activities was €12.8 million and thus was slightly above the level of 2002 (€11.1 million). Investments were made primarily for the expansion of omeprazole production capacities (€16.5 million) in the USA. The production company in Ireland prepared, among other things, the production of the new compounds from the development pipeline. Various investments for replacement equipment were also made. A cash inflow of €19.1 million was obtained by the divestiture of product rights of the U.S. subsidiary SCHWARZ PHARMA Inc.

Cash outflow from investment activities totaled €11.1 million in 2002. The principal investments included equipment for sales force (computers, company cars), expansion of the production capacities of the U.S. production company for manufacturing omeprazole, as well as various product rights and software licenses. Significant cash inflow resulted from the sale of product rights in Spain, Italy, and the USA (€12.7 million) and the divestiture of shares in Axcan Pharma Inc. of Canada (€6.3 million).

Cash flow used for financing activities:

Cash flow used for financing activities was €32.6 million in fiscal year 2004. This cash outflow resulted mainly from the dividend payment of €27.2 million to the shareholders of SCHWARZ PHARMA AG as of May 27, 2004. Furthermore, the Company spent €6.7 million to reduce long-term loans. Additionally, short-term borrowings were reduced by €7.0 million. This reduction is a consequence of the termination of the Hoyer-Madaus joint venture with Madaus AG. As in the previous year, stock option rights were converted, which led to a cash inflow of €7.9 million. Consequently, the cash flow used for financing activities totaled €32.6 million.

As foreign currencies changed considerably compared to the Euro at December 31, 2003 and December 31, 2004, the U.S. dollar in particular, the negative effect of currency rates on cash and cash equivalents was €9.6 million. Thus, cash and cash equivalents totaled €184.4 million by December 31, 2004. The net cash position was €121.1 million at the end of the year.

In fiscal year 2003, cash flow used for financing activities was characterized by the reduction in short-term loans in the amount of €43.8 million. Furthermore, the positive cash flows from operating activities were also able to be used to repay a part of the long-term debt (€23.7 million). The conversion of stock options produced cash flows of €8.8 million, while payment of the 2002 dividend led to an outflow of €26.8 million. Hence, cash flow used for financing activities totaled €84.3 million.

Due to the strong climb in the valuation of the Euro to U.S. dollar – at year's end 2003 – the currency effect on cash and cash equivalents totaled €–30.7 million. In spite of this strong currency influence, cash and cash equivalents rose to €207.7 million as of December 31, 2003.

Also in 2002, portions of the cash flow from operating activities were used to reduce debt. While short-term bank loans were decreased by €5.4 million, net long-term liabilities from bank loans were reduced by €16.4 million. The dividend for the 2001 fiscal year amounted to €26.4 million. Due to the sale of treasury stock, a cash inflow of €9.8 million was realized. In contrast to previous years, the strong increase in the exchange rate of the Euro compared to U.S. dollar had a negative impact on cash and cash equivalents (€–14.7 million). In spite of this, there was a significant increase of cash and cash equivalents by €129.0 million to €161.3 million at 2002 year-end.

The dividend pay-out ratio is 500% in the 2004 reporting year, compared to 20.4% in 2003 and 54.5% in 2002. This ratio is determined by the cash dividend per common share divided by basic earnings per share.

In summary, based upon the Company's past performance and current market expectations, the Board believes that cash and cash equivalents, and the cash flows generated from future operating activities, combined with the Company's world-wide refinancing options, will provide adequate funds to support planned growth and continued improvements in the SCHWARZ PHARMA Group.

RISK MANAGEMENT

Risk management system

For SCHWARZ PHARMA as a globally operating corporation, risk management is an essential and indispensable part of corporate management and controlling. SCHWARZ PHARMA monitors by means of a centralized controlling department the business development of all Group companies. A standardized reporting system assures that the business development of each individual company is reported in accordance with Group standards and forwarded to the Group headquarters.

In addition to a rolling forecast system, the companies regularly submit internal reports in order to inform the Executive Board and various management levels as early and comprehensively as possible about significant risks.

The most important risks are discussed below by risk categories.

Competitive risks

SCHWARZ PHARMA competes with other pharmaceutical companies. By observing market and competitors, risks to the Company's own market position are analyzed regularly and, to the extent necessary, counter-measures are initiated.

Risks involving future market approvals and successful introduction on the market

Just like for any other pharmaceutical research company, uncertainties exist regarding the future market approval and successful introduction of projects currently in the development pipeline. These projects represent a central risk for the future development of SCHWARZ PHARMA. The Company uses project evaluation systems as well as an adequate project management organization to monitor these risks on an ongoing basis.

Risks arising from changes in the legal environment

The effects of the global tendency toward governmental intervention in national health care systems (e.g. by price discounts or, as in Germany, by the introduction of mandatory price cuts) could lead to an additional significant pressure on profit margins of major revenue earners and have a deleterious effect on the earnings situation of the Group. SCHWARZ PHARMA is facing these risks with continual measures to increase cost efficiency and to develop new sales potentials.

Production and procurement risks

As a manufacturer, SCHWARZ PHARMA is also subject to procurement risks, which means that the raw materials and supplies that are necessary for manufacturing products may not be available in the required quality or quantity. The Group continually assess its vendors and develops alternative suppliers as required.

State authorities regularly monitor the facilities and processing equipment and systems for the production of pharmaceutical products for compliance with the GMP standards (GMP = Good Manufacturing Practices).

SCHWARZ PHARMA supports compliance with these standards by employing corresponding quality control and assurance procedures. The Company attempts to minimize or even eliminate the risk of non-operable production facilities using safety measures and maintenance plans. In addition, SCHWARZ PHARMA strives to develop internal or external contingency capacities.

Financial risks

Adequate derivative financial instruments are used to hedge against interest rate, exchange rate, and other price risks.

Legal risks

The Group is also subject to legal risks: Legal disputes are currently underway in several affiliates of the Group. The final result of such court cases cannot be predicted with absolute certainty, as legal disputes are always subject to incalculable factors. Based on our current knowledge and understanding, we assume that none of these proceedings will have a material impact on the financial situation of the SCHWARZ PHARMA Group.

Protection against risks of damages and losses

The risks from property damage and liability losses are sufficiently covered, to the extent possible and economically reasonable, by insurance.

Significant events after the balance sheet date

Beyond the developments already described, no events occurred after balance sheet date, which are of major significance for SCHWARZ PHARMA and would lead to a change in the risk assessment of the Group.

Monheim, February 2005

The Executive Board

REPORT OF THE SUPERVISORY BOARD

In the course of five meetings with the Executive Board during the 2004 fiscal year, the Supervisory Board received in-depth information on the business development of the SCHWARZ PHARMA Group and addressed the concerns and perspectives of the company in detail. The Supervisory Board received comprehensive written and verbal updates from the Executive Board and was involved in all material decisions of the SCHWARZ PHARMA Group. In addition, the Executive Board submitted written reports about significant events occurring between the meetings. The Chief Executive Officer of the Executive Board also regularly reported significant developments to the Chairman of the Supervisory Board. The Supervisory Board advised the Executive Board and monitored its management activities.

The only subcommittee of the Supervisory Board is the personnel committee. The personnel committee is responsible for executive staff issues and met three times during the 2004 fiscal year.

The Supervisory Board meetings included analysis of sales and earnings, as well as reports on the net asset and financial position of the SCHWARZ PHARMA Group.

Among the cornerstones of the Supervisory Board's work was the strategic planning and development of the SCHWARZ PHARMA Group, particularly in terms of the future positioning of the company, the progress of the ongoing research and development projects and the further expansion of the development pipeline. Advisement efforts concentrated on the improvement of the market position and the income situation of the sales and marketing companies in the United States, Europe and Asia. The Supervisory Board intensely followed the development of the generic omeprazole and the settlement of legal disputes with omeprazole competitors in the USA.

On the occasion of a Supervisory Board meeting in Shannon, Ireland, at the production site of SCHWARZ PHARMA Ltd., the members of the Supervisory Board gathered first-hand information on the position and development of this company. SCHWARZ PHARMA Ltd. plays a key role in the production strategy as the manufacturer of compounds for the future pipeline products.

With increasing concern, the Supervisory Board has monitored the effects of recent German statutory actions to mandate and regulate prices. These statutory actions have imposed a mandatory discount of 16% on products marketed by the German sales organization. This has lead to a sustained reduction in income, which has forced the German organization to react with restructuring measures. The Supervisory Board is concerned that the pharmaceutical industry in Germany will be at a lasting disadvantage as a consequence of such government intervention. Particularly since not even patented medications are exempt from the imposition of fixed pricing.


Photo: Lucy Tong

Other matters for Supervisory Board resolutions included the issue of a second tranche of the Executive Stock Option Program 2003, with 850,000 option rights, on the basis of the approval received during the Annual Meeting of Shareholders on May 13, 2003. The Supervisory Board decided the grant of option rights to members of the Executive Board and selected senior managers of the SCHWARZ PHARMA Group. As in the previous years, the Supervisory Board also approved the issue of employee shares at a preferential price.

The German Code of Corporate Governance was and is being materially complied with. The Declaration of Compliance pursuant to § 161 German Stock Corporation Act (AktG) was renewed by the Supervisory Board and the Executive Board in March 2004. The compensation of the individual members of the Executive Board and the Supervisory Board is published for the 2004 fiscal year. For 2005, the Executive Board and the Supervisory Board issued an updated Declaration of Compliance in March 2005.

The financial statements and the management report for SCHWARZ PHARMA AG and the consolidated financial statements and management's discussion and analysis for 2004 were audited and given an unqualified Auditor's Report by the auditors selected by the Annual Meeting of Shareholders, Ernst & Young, Wirtschaftsprüfungsgesellschaft, Düsseldorf. They were commissioned by the Supervisory Board in October 2004 on the basis of detailed price information and provided with specific audit focus areas. The financial statements, including the management report, and the consolidated financial statements, including the management's discussion and analysis, each with their respective Auditor's report, were presented to the Supervisory Board for review at an early date. The Supervisory Board acknowledged and approved the results of the audit and the audit conclusions submitted by the auditor, who attended the meeting of the Supervisory Board on March 8, 2005. There were no objections raised against the final results of the Supervisory Board's own review. The Supervisory Board approved the financial statements of SCHWARZ PHARMA AG submitted by the Executive Board and the consolidated financial statements for the 2004 fiscal year and thereby adopted them. The Supervisory Board agreed with the proposal of the Executive Board to propose a cash dividend of EUR 0.20 per share with dividend entitlement to the Annual Meeting of Shareholders.



In May 2004, the Supervisory Board passed a resolution reappointing Ms. Prof. Dr. Iris Löw-Friedrich as a member of the Executive Board of SCHWARZ PHARMA AG for another three years.

At the Annual Meeting of Shareholders on May 26, 2004, Mr. Axel Pfeil was appointed a member of the Supervisory Board of SCHWARZ PHARMA AG. The Supervisory Board subsequently appointed Mr. Pfeil as Vice Chairman of the Supervisory Board on June 25, 2004. Ms. Eva Severin and Mr. Erwin Worm joined the Supervisory Board as employee representatives in June of 2004.



As of the Annual Meeting of Shareholders on May 26, 2004, Mr. Ernst Friedlaender, who for many years served as the Vice Chairman of the Supervisory Board of SCHWARZ PHARMA AG, as well as the employee representatives Ms. Edda Neumann and Mr. Klaus Klinkers have left the Supervisory Board. Once again, the Supervisory Board would like to express its utmost gratitude to Mr. Friedlaender, Ms. Neumann and Mr. Klinkers for their long-term, committed, and reliable work on behalf of the Supervisory Board.

The Supervisory Board expresses its gratitude and appreciation to the Executive Board members and employees for their efforts during the year 2004.

The Supervisory Board

Dr. Hans-Dietrich Winkhaus
Chairman of the Supervisory Board

Monheim, March 2005

CORPORATE GOVERNANCE

Declaration of Compliance for the fiscal year 2005
under § 161 German Stock Corporation Act

Executive Board and Supervisory Board of SCHWARZ PHARMA AG do hereby declare and confirm that the Company is in compliance with the Recommendations of the German Corporate Governance Code as stated in this declaration.

Individual deviations from the recommendations of the German Corporate Governance Code exist with respect to the following: Supervisory Board and Executive Board, as well as accounting.

D&O insurance policies taken out by the company for members of the Executive Board and the Supervisory Board do not contain a deductible. A deductible does not enhance motivation and responsibility of the members of the Supervisory Board and the Executive Board.

An audit committee is not implemented. The appropriate duties shall not be delegated to a committee, but rather dealt with by the entire Supervisory Board due to their significance. As members of the supervisory bodies, above all, require expertise, abilities, and appropriate technical experiences, the fixing of an age limit is neither necessary nor meaningful.

In the annual report of the SCHWARZ PHARMA Group earnings are not reported for subsidiaries and affiliates. Otherwise competitors would receive information on the costs and margin structures in individual countries and sales organizations.

SCHWARZ PHARMA AG
Executive Board and Supervisory Board

Monheim, March 8, 2005


Photo: Silvia Riffel-Friedrich

EXECUTIVE BOARD AND SUPERVISORY BOARD

Supervisory Board

Dr. Rolf Schwarz-Schütte
Honorary Chairman

Dr. Hans-Dietrich Winkhaus
Chairman
Member of the shareholder committee of Henkel KGaA
Member of the Supervisory Board of BMW AG, Munich
Member of the Supervisory Board of Degussa AG, Düsseldorf
Member of the Supervisory Board of Deutsche Lufthansa AG, Cologne
Member of the Supervisory Board of ERGO Versicherungsgruppe AG, Düsseldorf

Axel C. Pfeil
Vice Chairman
Member of the Advisory Board of Neue Osnabrücker Zeitung GmbH & Co. KG

Heinrich Bergmeier*
Commercial Employee

Dr. Terence Eaves
Former Member of the Board of GlaxoWellcome Research and Development Ltd., London, Great Britain
Former Member of the Board of GlaxoWellcome Inc., North Carolina, USA
Consultant in Research and Development to Chiron Corporation, Emeryville, CA, USA

Dr. Rüdiger Hauffe
Member of the Supervisory Board of DIREVO Biotech AG, Cologne
Chairman of the Advisory Board of Genzyme GmbH, Neu-Isenburg
Member of the Advisory Board of Covidence GmbH, Eschborn
Member of the Supervisory Board of HAUPT Pharma AG, Berlin

Jürgen Peddinghaus
Chairman of the Supervisory Board of MAY Holding GmbH & Co. KG, Erftstadt
Chairman of the Supervisory Board of Faber-Castell AG, Stein
Member of the Supervisory Board of Zwilling J. A. Henckels AG, Solingen
Chairman of the Advisory Board of Norddeutsche Private Equity, Hamburg
Member of the Supervisory Board of Jungheinrich AG, Hamburg
Chairman of the Supervisory Board of Kühlhaus Zentrum AG, Hamburg
Member of the Advisory Board of Booz Allen Hamilton GmbH, München

Dr. Kurt Rudolf Schwarz
Managing Director of Leifina GmbH & Co. KG, Munich

Eva Severin*
Head of Product group Central Nervous System, International Marketing

Erwin Worm*
Technical Employee

*Employees' representatives

Executive Board

Patrick Schwarz-Schütte

Chairman

External Mandates

Supervisory Board
Victoria Versicherung AG, Germany
Victoria Lebensversicherung AG, Germany
4SC AG, Germany

Administrative Board
HSBC Trinkaus & Burkhardt KGaA, Germany (until December 31, 2004)

Jürgen Baumann

Europe

Prof. Dr. Iris Löw-Friedrich

Research & Development

Detlef Thielgen

Finance, Controlling and Information Management

Dr. Klaus Veitinger

U.S.A. and Asia

External Mandate

Board of Directors
ARYx Therapeutics, Inc., USA
Bone Care International, Inc., USA

SCHWARZ PHARMA AFFILIATES

(in € million/persons annual average)		Equity 2003	Equity **2004**	Total sales 2003	Total sales **2004**	Employees 2003	Employees **2004**
Germany							
SCHWARZ PHARMA AG	GER/Monheim	483.1	**490.9**	117.7	**124.6**	340	**361**
SCHWARZ PHARMA Deutschland GmbH	GER/Monheim	7.6	**7.7**	178.2	**186.4**	549	**463**
SANOL GmbH	GER/Monheim	0.3	**0.3**	–	**–**	–	**–**
SCHWARZ BIOSCIENCES GmbH	GER/Monheim	0.8	**0.6**	–	**–**	279	**319**
SCHWARZ & Co. Immobiliengesellschaft	GER/Zwickau	0.1	**0.1**	0.4	**0.0**	–	**–**
SCHWARZ & Co. Industriegebäudegesellschaft	GER/Zwickau	2.9	**2.7**	1.7	**0.0**	–	**–**
SCHWARZ PHARMA Produktionsgesellschaft mbH	GER/Monheim	67.6	**67.4**	142.3	**148.8**	418	**444**
Foreign companies							
SCHWARZ PHARMA Ltd. UK	GB/Chesham	6.8	**6.6**	30.2	**32.0**	103	**95**
SCHWARZ PHARMA Group Italy	I/Mailand	9.8	**9.5**	56.1	**59.5**	198	**190**
SCHWARZ PHARMA AG Schweiz	CH/Münchenstein	16.9	**19.2**	64.4	**71.6**	7	**11**
SCHWARZ PHARMA Ltd. Irland	IR/Shannon	(112.7)	**(90.4)**	36.7	**42.9**	256	**216**
LABORATOIRES SCHWARZ PHARMA S. A.	F/Boulogne	11.4	**13.8**	56.2	**59.0**	192	**180**
SCHWARZ PHARMA Poland Sp. zo.o.	PL/Warschau	7.9	**9.0**	27.8	**23.5**	158	**155**
SCHWARZ PHARMA Group USA	USA/Wilmington	187.3	**164.9**	964.1	**403.3**	725	**745**
ZHUHAI SCHWARZ PHARMA Co., Ltd.	VRC/Zhuhai[1]	3.0	**3.2**	9.2	**9.6**	232	**244**
SCHWARZ PHARMA Hong Kong Ltd.	VRC/Hong Kong	5.4	**3.8**	7.7	**8.9**	12	**11**
SCHWARZ PHARMA Co. Ltd.	JAP/Tokyo	0.1	**0.1**	–	**–**	4	**4**
SCHWARZ PHARMA Group Spain	ESP/Madrid	70.5	**70.9**	41.7	**33.1**	230	**205**
SCHWARZ PHARMA Philippines Inc.	PHI/Manila	0.1	**0.1**	1.8	**2.1**	66	**60**
SCHWARZ PHARMA Macao, Ltd.	VRC/Macao	5.4	**3.0**	11.5	**14.5**	1	**1**
SCHWARZ PHARMA Korea Co., Ltd.	SKR/Seoul	(0.2)	**(0.6)**	1.9	**10.6**	1	**3**
SCHWARZ PHARMA GmbH Austria	AUT/Vienna	0.0	**0.0**	0.0	**0.0**	0	**3**
SCHWARZ BIOSCIENCES Inc.	USA/Durham	7.7	**10.8**	–	**–**	89	**108**
Associated companies:							
HOYER-MADAUS GmbH & Co. KG	GER/Monheim[2]	–	**–**	25.6	**24.6**	57	**0**

We do not publish earnings figures by subsidiary/associated company due to competitive reasons.

The share in equity capital of the companies is 100% in all cases except for

[1] ZHUHAI SCHWARZ PHARMA Co., Ltd: 75 %

[2] HOYER-MADAUS GmbH & Co. KG: 50 %

LEADING SCHWARZ PHARMA PRODUCTS

Product group/ Trademarks (all ®)	Component	Indication	Net Sales in € million 2003	2004
Cardiovascular				
Verelan PM	Verapamil HCl	Hypertension	38.3	**50.5**
Isoket/Dilatrate	Isosorbide dinitrate	Coronary Heart Disease	48.8	**48.6**
Elantan	Isosorbide mononitrate	Coronary Heart Disease	44.0	**43.9**
Deponit	Glyceryl trinitrate (patch)	Coronary Heart Disease	36.1	**40.7**
Provas/Miten	Valsartan	Hypertension	33.3	**40.1**
Prostavasin	Alprostadil	Peripheral Arterial Occlusive Disease	35.6	**37.7**
Uniretic / Femipres Plus	Moexipril HCTZ	Hypertension	21.6	**22.3**
Univasc / Femipres	Moexipril	Hypertension	27.4	**13.8**
Clivarina	Reviparine sodium	Veneous Thrombosis	10.5	**12.0**
Gastro-Intestinal				
Omeprazole (KUDCo)	Omeprazole	Gastro-Intestinal Ulcers, Reflux Esophagitis	784.3	**229.2**
Rifun	Pantoprazole	Gastro-Intestinal Ulcers, Reflux Esophagitis	34.3	**39.0**
Colyte	Polyethylen glycol, Sodium chloride	Bowel cleansing prior to colonoscopy	15.8	**18.7**
Glycolax	Polyethylen glycol	Obstipation	0.0	**17.9**
Procto	Hydrocortisone	Dermatoses	16.4	**13.0**
Levsin	Hyoscyamine	Irritable Bowel Syndrome	16.5	**11.3**
Vogalene	Metopimazine	Nausea	8.9	**10.2**
Urology				
Viridal/Edex	Alprostadil	Erectile Dysfunction	35.6	**37.7**
Spasmo-Lyt	Trospiumchloride	Incontinence	4.7	**5.0**
Mitem	Mitomycin	Tumor Therapy	0.0	**3.6**
Central Nervous System				
Agit/Seglor	Dihydroergotamin	Migraine	12.8	**14.8**
Tylex	Paracetamol, Codein	Pain	11.2	**11.1**
Lorans	Lorazepam	Anxiety	7.3	**7.7**
Other				
Atmadisc	Salmeterol Xinafoate	Asthma	29.6	**36.3**
Ferro Sanol	Iron (II)-Glycine-Sulphate Complex	Iron Deficiency	19.8	**22.2**

OUR VALUES

Entrepreneurship

As entrepreneurs we constantly strive for innovation of our products, improvement of services to our customers, and creation of sustainable value for our investors.

We rely on our competence and on our commitment to our tasks and to each other.

We have the freedom to act and to take entrepreneurial decisions.

Accordingly we take responsibility for our actions.

We admit mistakes and learn from them.

Customer Orientation

We are dedicated to meeting our customer's needs and expectations.

For each of our customers, we go the extra mile and offer the extra smile.

Our customers are always right.

Integrity

We say what we mean and we do what we say.

We are ethical in what we do.

All that we do could be explained to our families as well as to the public.

Fairness and Respect

We respect the unique personality of every individual and appreciate diversity.

We value the ability to listen and to consider each other's point of view as key to good teamwork and fair relationships.

We build our relationships on mutual trust.

OUR MOTTO

The Identity of SCHWARZ PHARMA is defined by our values and visions. Therefore we have been searching for a motto which clearly expresses what is important to us: To improve the health of as many people as possible – and to do it with passion.

SCHWARZ

PHARMA

health is our passion!

STOCK INFORMATION

Shareholder Structure
SCHWARZ PHARMA AG

SCHWARZ Family	66 %
Schroder Investment Management Ltd. (SIM)	5 %
Free Float	29 %

Per Share Information		2000	2001	2002	2003	**2004**
Earnings per share	€	0.31	0.92	1.10	2.94	**0.04**
Cash flow* per share	€	2.35	1.62	4.31	3.87	**1.04**
Dividends per share	€	0.28	0.30+0.30	0.60	0.60	**0.20**
Book value per share	€	11.34	12.35	12.01	12.82	**11.61**
Market capitalization (12/31)	€ million	592	632	1,549	969	**1,507**
Number of shares (weighted average)	in thousands	43,987	43,987	44,172	45,050	**45,530**
Number of shares (weighted average, diluted)	in thousands	43,987	43,987	44,449	46,170	**47.301**
Number of shares (12/31)	in thousands	43,987	43,987	44,725	45,352	**45,863**

* Cash flow from operating activities
Security code no. 772 190 / ISIN no. DE 000722 / Number of shares re-based: 1:2 share split July 15, 2002
SCHWARZ PHARMA AG is listed in the Prime Standard of the Frankfurter Wertpapierbörse (Frankfurt stock exchange) and member in the German stock index MDAX®.

SCHWARZ PHARMA SHARE 2004 Performance relative to the MDAX® and DAX® (1.1.2004 = 100 %)


SCHWARZ PHARMA
MDAX®
DAX®
150
140
130
120
110
100
90
80
01.01.2004
01.03.2004
01.05.2004
01.07.2004
01.09.2004
01.11.2004
31.12.2004

FINANCIAL CALENDAR

February 22, 2005	Twelve Months Report 2004, Press Conference and Analysts's Meeting
April 27, 2005	First Quarter Report 2005
May 11, 2005	Annual Meeting of Shareholders
July 26, 2005	Half Year Report 2005
October 26, 2005	Nine Months Report 2005
February 2006	Twelve Months Report 2004, Press Conference and Analysts's Meeting
May 10, 2006	Annual Meeting of Shareholders

This information will be updated on the internet:
www.schwarzpharma.com

SCHWARZ PHARMA GROUP ADDRESSES

SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Phone +49 2173 48 0
Fax +49 2173 48 1608
www.schwarzpharma.com

Germany

SCHWARZ PHARMA
Deutschland GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
www.schwarzpharma.de
General Manager:
Konstantin von Alvensleben
Jürgen Willas

SCHWARZ PHARMA
Produktions-GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
General Manager: Peter Brunk

SCHWARZ BIOSCIENCES GmbH*
Phone +49 2173 48 0
Fax +49 2173 48 1608
General Manager:
Prof. Dr. Iris Löw-Friedrich
Detlef Thielgen

HOYER-MADAUS GmbH & Co. KG*
Phone +49 2173 48 3100
Fax +49 2173 48 3199
www.hoyer-madaus.de
General Manager: Karl Heinz Lüninghöner
Joint Venture terminated December 31, 2004

Asia

SCHWARZ PHARMA Hong Kong Ltd.
Regional Office
Units 4912-13, 49/F
The Center, 99 Queen's Road Central
Hong Kong, P.R. China
Phone +852 2854 9333
Fax +852 2854 9111
www.schwarzpharma-asia.com
Regional Director Asia:
Reto Carl Rietmann
Country Manager: Cedric Cheng

Zhuhai SCHWARZ PHARMA
Shanghai Office
Rm 2101 – 2104, LT Square,
No. 500 Cheng Du Rd. (N)
Shanghai, 200003, P.R. China
Phone +86 21 6361 5980
Fax +86 21 6361 5468
www.schwarzpharma-asia.com
Country Manager: Klaus Bitterauf

SCHWARZ PHARMA Philippines Inc.
c/o Zuellig Pharma Corporation
Zuellig Pharma Bldg.,Annex II
Mulugay Street
Makati City, Philippines
Phone +632 894 2666
Fax +632 894 2630
www.schwarzpharma-asia.com
Country Manager: Bodgit Gomez

SCHWARZ PHARMA Korea Co., Limited
Office 39B, 21/F, Seoul Finance Centre
84 Taepyungro 1 ga Chung-gu
Seoul 100 – 101, Korea
Phone +82 2 3782 4616
Fax +82 2 3782 4615
Country Manager: Geoffrey J. Whitehead

SCHWARZ PHARMA Commercial
Offshore De Macau Limiteda
Avendia da Praia Grande
No. 762-804 Edif. China Plaza
18 andar J-2, Macau
Phone +853 715 525
Fax +853 715 524
Country Manager: Edwin Ooi

SCHWARZ PHARMA Japan Co., Ltd.
2-14, Nihonbashi Ohdenma-cho
Chuo-ku
Tokyo 103-0011, Japan
Phone +81 3 56422126
Fax +81 3 56422127
Representative Director: Noriaki Murao

Austria

SCHWARZ PHARMA GmbH
Saturn Tower
Leonard-Bernstein-Straße 10
1220 Wien, Austria
Phone: +43 1 269 7090 0
Fax +43 1 269 7090 99
General Manager: Michaela Modes

Bulgaria

SCHWARZ PHARMA AG
Representative Office Sofia
Shipka Str. 15
1504 Sofia, Bulgaria
Phone +359 2 8462 147
Fax +359 2 944 1508
Country Manager: Rodop Valkanov

Czech Republik

SCHWARZ PHARMA AG
Representative Office Prague
Norbertov 130/3
16200 Praha 6, Czech Republic
Phone +420 224 315 238
Fax +420 224 316 240
www.schwarzpharma.cz
Country Manager: Dr. Radim Petrás

* Address is identical with that of SCHWARZ PHARMA AG

France

LABORATOIRES
SCHWARZ PHARMA S.A.S.
Le Mail du Point du Jour
235, Avenue Le Jour se Lève
92651 Boulogne Billancourt cedex,
France
Phone +33 1 46106666
Fax +33 1 46212285
www.schwarzpharma.fr
General Manager: Marie-Laure Pochon

Ireland

SCHWARZ PHARMA Ltd.
Industrial Estate
Shannon, County Clare,
Republic of Ireland
Phone +353 61 714100
Fax +353 61 714101
General Manager: Dr. Bernie Harten

Italy

SCHWARZ PHARMA S.p.A.
Via Gadames, 57
20151 Milano, Italy
Phone +39 02 300791
Fax +39 02 3086359
www.schwarzpharma.it
General Manager: Dr. Giancarlo Civita

Kazakhstan

SCHWARZ PHARMA AG
Representative Office Almaty
Tole-Bi Str. 69, Office 21
050000 Almaty, Kazakhstan
Phone +7 3272 507095
Fax +7 3272 507096
Country Manager: Dina Kirgizbayewa

Poland

SCHWARZ PHARMA Sp.z o.o.
Ul. Dolna 21
05-092 Lomianki, Poland
Phone +48 22 7511328
Fax +48 22 7518796
www.schwarzpharma.pl
General Manager: Peter Sperner

Russia / CIS

SCHWARZ PHARMA AG
Representative Office Moscow
Ul. Ussatcheva 33/2, Building 5
119048 Moskova, Russia
Phone +7 095 9330282
Fax +7 095 9330283
Country Manager: Michael Marijadi

Slovak Republic

SCHWARZ PHARMA AG
Representative Office Bratislava
Kutlikova 17
85102 Bratislava 5, Slovak Republic
Phone +421 26 828 6766
Fax +421 26 828 6765
www.schwarzpharma.sk
Country Manager: Jiri Ondracek

Spain

SCHWARZ PHARMA, S.L.
Paseo de la Castellana, 141
15th Floor
28046 Madrid, Spain
Phone +34 91 5703444
Fax +34 91 5702962
www.schwarzpharma.es
General Manager: Dr. Antonio Martin

Switzerland

SCHWARZ PHARMA AG
Jurastrasse 2
4142 Münchenstein, Switzerland
Phone +41 61 9069050
Fax +41 61 9069044
www.schwarzpharma.ch
General Manager: Marc Wannhoff

Ukraine

SCHWARZ PHARMA AG
Representative Office Kiev
Ul. Trekhsviatitelskaya 11, kv 19
01001 Kiev, Ukraine
Phone +38 044 4960248
Fax +38 044 4960249
Country Manager: Iliya Naumov

United Kingdom

SCHWARZ PHARMA Ltd.
Schwarz House
East Street, Chesham
Bucks HP5 1DG, United Kingdom
Phone +44 1494 797500
Fax +44 1494 773934
www.schwarzpharma.co.uk
General Manager: Andrea Quellhorst

U.S.A.

SCHWARZ PHARMA, Inc.
6140 West Executive Drive
Mequon, WI 53092, U.S.A.
Phone +1 262 2385 400
Fax +1 262 238 0311
www.schwarzusa.com
President: Dr. Ron Stratton

SCHWARZ BIOSCIENCES, Inc.
4101 Research Commons Building
Suite 100
79 T.W. Alexander Drive
Research Triangle Park
NC 27709, U.S.A.
Phone +1 919 767 2555
Fax +1 919 767 2570
President: Prof. Dr. Iris Löw-Friedrich

SCHWARZ PHARMA Manufacturing, Inc.
1101 „C" Avenue West
Freeman Field
Seymour, IN 47274, U.S.A.
Phone +1 812 523 3457
Fax +1 812 523 1887
Vice President Manufacturing: Jeff Siefert

GLOSSARY

Alpha-Blocker
Chemical substance, which blocks the effect on alpha-receptors. It relaxes the region of the urethra and simplifies the voiding of the bladder

Agonist
A substance, which binds to a receptor and activates it, producing a pharmacological response (e.g. contraction, relaxation, secretion, enzyme activation, etc.)

Angina pectoris
A recurring pain or discomfort in the chest that happens when some part of the heart does not receive enough blood

Antagonist
Substance which attenuates the effects of an agonist, as it can block a receptor

Anti-Muscarinic Agent
Pharmacological substance class which commits at muscarin-receptors. Anti-Muscarinic Agent tranquilizes the hyperactive muscles of the urinary bladder to regulate the activity of the bladder

Benign prostatic hyperplasia (BPH)
Non-cancerous enlargement of the prostate

Cardiac insufficiency
Restricted physical capacity caused by a dysfunction of the myocardial muscle

Cardiovascular
Concerning heart and circulation

Cash Flow
Cash Flow is a financial ratio to evaluate a company's profit situation. It will be worked out by building the difference between income and expenditure during a fiscal period

CDS
Constant delivery system (patch technology)

Central Nervous System (CNS)
Concerning brain and spinal cord

Colonoscopy
Examination of the large intestine using a colonoscopy introduced through the anus and guided up the colon

Coronary heart disease
Reduction of blood flow in the heart caused by the narrowing or blocking of the coronary vessels

Dermatosis
Skin disease

Dopamine
Endogenous transmitter of the central nervous system

European Medicines Agency (EMEA)
Regulatory authority for drugs in Europe

Epilepsy
Sudden disorderly discharge of nerve cells in the brain; symptoms may include impairment of motor response and disturbed consciousness

Equity ratio
The equity ratio will be worked out by comparing the equity to the balance sheet total. It describes the rate of the economical and financial stability of the company

Erectile dysfunction
Impairment of erectility, impotence

ESOP (**E**xecutive **S**tock **O**ption **P**rogram)
In the executive stock option programs managers and employees are issued with share options enabling them to share in the company's success

FAS
Financial **A**ccounting **S**tandard

Food and **D**rug **a**dministration (FDA)
Regulatory authority for food and drugs in the U.S.

Gastro-intestinal
Affecting the gastro (stomach) intestinal tract

Generics
Drugs containing the same active ingredient after expiration of the patent for the active ingredient

Hypertension
High blood pressure

Incontinence
Inability to retain urine

Joint venture
Specific kind of cooperation between different companies

KUDCo
Kremers Urban Development Company is the wholly owned U.S. generic drug business of SCHWARZ PHARMA Inc., U.S.A.

Market capitalization
Indicator for a company's current value

Neurology
Medical specialty dealing with the disease or malfunction of the nerves

Neuropathy
Disease or malfunction of the nerves

Nitrates
Salts of nitric acid used in the long-term treatment of coronary heart disease

Overactive Bladder Syndrome (OAB)
A symptom syndrome of urgency, which can lead to micturition and incontinence

Parkinson's disease
Shaking palsy; degeneration of nerve cells in certain areas of the brain resulting in motor disturbances like poor mobility and trembling of the limbs in the state of rest and muscle rigidity

Peripheral arterial occlusive disease
Obstruction of the supply of blood to the limbs as a result of arteriosclerosis

Placebo
Any intentionally ineffective medical treatment, such as a sugar pill, used to replace medication

Prostatic hyperplasia
see: BPH

Receptor
Nerve ending, which senses a change in the body and reacts to it by sending an impulse to the sympathetic nervous system

Reflux Esophagitis
Inflammation of the esophagus caused by reflow of gastric juice

RLS – Restless Legs Syndrome
Painful hyperkinesia and convulsions of the legs mainly in the evenings and at night

Stock appreciation Rights (SAR)
Bonus-program for eligible employees, based on the performance of SCHWARZ PHARMA's shares

Stock Option Program
s. ESOP

Transdermal
Through the skin

Ulcers
Inflammatory processes in the skin and mucous membranes caused by local oxygen deficiency, obstructed circulation of blood, infections, etc.

Urinary incontinence
see: incontinence

Urology
Medical specialty dealing with changes and diseases of male and female urinary passages as well as the male sex organs

Uroselectiv
Concerning only the urological organs

US-GAAP (**U**nited **S**tates **G**enerally **A**ccepted **A**ccounting **P**rinciples)
US-American reporting standards

IMPRINT

Published by:
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Tel +49 2173 48 0
Fax +49 2173 48 1608
E-mail info@schwarzpharma.com
Internet www.schwarzpharma.com

Contact Investor Relations:
Corporate Communications
Antje Witte
Tel +49 2173 48 1866
Fax +49 2173 48 1856
E-mail antje.witte@schwarzpharma.com

Bettina Hörstke
Tel +49 2173 48 2329
Fax +49 2173 48 1856
E-mail bettina.hoerstke@schwarzpharma.com

The complete consolidated financial statements – established in Euro – will be published in the Bundesanzeiger and deposited with the Handelsregister (Commercial Register) of the Amtsgericht (Local Court) of Duesseldorf.

The full consolidated financial statements in German and English are published on the Internet: www.schwarzpharma.com

This report is also available in German.

Photographs:
Employees of SCHWARZ PHARMA Group


SCHWARZ
















SCHWARZ

PHARMA